AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 9, 2000
                                                     REGISTRATION NO. 333-35300
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------

                               AMENDMENT NO. 1 TO

                                   FORM S-1
                          REGISTRATION STATEMENT UNDER

                          THE SECURITIES ACT OF 1933
                                ---------------
                             SMARTDISK CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                 DELAWARE                        3577                    65-0733580
   (STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)   IDENTIFICATION NO.)

                             3506 MERCANTILE AVENUE
                             NAPLES, FLORIDA 34104
                                 (941) 436-2500
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                ---------------
                              MICHAEL S. BATTAGLIA
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            3506 MERCANTILE AVENUE
                             NAPLES, FLORIDA 34104
                                (941) 436-2500
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                ---------------
                         COPIES OF COMMUNICATIONS TO:

BRUCE E. MACDONOUGH, ESQ.          TIMOTHY TOMLINSON, ESQ.              TREVOR J. CHAPLICK, ESQ.
 GREENBERG TRAURIG, LLP     TOMLINSON ZISKO MOROSOLI & MASER LLP    WILSON SONSINI GOODRICH & ROSATI,
ONE EAST CAMELBACK ROAD              200 PAGE MILL ROAD                 PROFESSIONAL CORPORATION
      SUITE 1100                PALO ALTO, CALIFORNIA 94306        7927 JONES BRANCH DRIVE, SUITE 200
 PHOENIX, ARIZONA 58012               (650) 325-8666                     MCLEAN, VIRGINIA 22102
    (602) 263-2300                                                           (703) 734-3100

                                ---------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                                ---------------
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ] ---------------

                        CALCULATION OF REGISTRATION FEE
================================================================================

                                          PROPOSED MAXIMUM
          TITLE OF EACH CLASS            AGGREGATE OFFERING       AMOUNT OF
     OF SECURITIES TO BE REGISTERED          PRICE(1)(2)     REGISTRATION FEE(2)
--------------------------------------------------------------------------------
Common Stock, $0.001 par value.........     $133,568,907            $35,263

================================================================================
(1) Includes shares that the Underwriters have the option to purchase from the Company to cover over-allotments, if any.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION
                       PRELIMINARY PROSPECTUS DATED MAY 9, 2000

PROSPECTUS

                               3,900,000 SHARES


                                [SMARTDISK LOGO]




                                 COMMON STOCK

                               ----------------
     SmartDisk Corporation is selling 2,513,172 shares of our common stock and some of our stockholders are selling 1,386,828 shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders.


     Our common stock is quoted on the Nasdaq National Market under the symbol "SMDK." On May 8, 2000, the last sale price of the common stock as reported on the Nasdaq National Market was $32.50 per share.


     INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 7 OF THIS PROSPECTUS.


                               ----------------

                                                         PER SHARE     TOTAL
                                                        -----------   ------
   Public offering price ............................   $             $
   Underwriting discount ............................   $             $
   Proceeds, before expenses, to SmartDisk ..........   $             $
   Proceeds to the selling stockholders .............   $             $


     The underwriters may also purchase up to an additional 585,000 shares from us and some of the members of our management at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.



     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


     The shares will be ready for delivery on or about      , 2000.


                               ----------------
MERRILL LYNCH & CO.

                                  CHASE H&Q
                                                     U.S. BANCORP PIPER JAFFRAY

                               ----------------

                    The date of this prospectus is      , 2000.

                 SIMPLIFYING THE DIGITAL LIFESTYLE/trademark/



SmartDisk's flash memory card readers enable consumers to transfer digital information from digital appliances to PCs and the Internet. Our personal storage systems serve as libraries for digital photographs, documents, music, video files and more.



                  [drawings of digital appliances with arrows
                   pointing to picture of FlashPath readers,
                             USB Tri-Media readers
                            and USB future readers]




                FlashPath
              Floppy Drive                          USB Tri-Media                                Future
                  Readers                              Reader                                   Readers
 for SmartMedia/trademark/, Memory    for SmartMedia/trademark/, CompactFlash,     for USB and FireWire connectivity
      Stick and MultiMediaCard             IBM MicroDrive and floppy disk


[arrows pointing to a personal computer with arrows pointing to pictures of personal storage systems]


[Internet]                                                          [Internet]


Photo Album  Music Jukebox                               Video Library



                The products shown above highlighted in yellow
                    are part of the SmartDisk product line.
            Other products shown are manufactured by third parties.

                               TABLE OF CONTENTS




                                                                                          PAGE
                                                                                         -----
Prospectus Summary ...................................................................     1
Risk Factors .........................................................................     7
Note Regarding Forward-Looking Statements ............................................    22
Corporate History and Development ....................................................    22
Use of Proceeds ......................................................................    24
Price Range of Common Stock ..........................................................    24
Dividend Policy ......................................................................    24
Capitalization .......................................................................    25
Selected Consolidated Financial Data .................................................    26
Unaudited Pro Forma Financial Data ...................................................    28
Management's Discussion and Analysis of Financial Condition and Results of Operations     33
Business .............................................................................    47
Management ...........................................................................    66
Principal and Selling Stockholders ...................................................    76
Related Party Transactions ...........................................................    80
Description of Capital Stock .........................................................    83
Shares Eligible For Future Sale ......................................................    86
Underwriting .........................................................................    87
Legal Matters ........................................................................    89
Experts ..............................................................................    89
Where You Can Find Additional Information ............................................    89
Index to Financial Statements ........................................................    F-1


                               ----------------

                  We own or have rights to the product names,
                     trade names and trademarks that we use
  in conjunction with the sale of our products. This prospectus also contains product names, trade names and trademarks of other companies.


     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                              PROSPECTUS SUMMARY


     THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY.



                                 OUR BUSINESS


     SmartDisk designs, develops, manufactures and markets digital connectivity products and personal storage systems that allow consumers to easily access and exchange digital data. As a result, our products provide consumers with a user-friendly way to transfer, store, manage and share digital photographs, video, music, voice and data among digital appliances, personal computers and the Internet. For example, with the help of our products, consumers can use their PCs as:


     /bullet/ Electronic photo albums--to store digital still images;

     /bullet/ Video libraries--for the home video collection;

     /bullet/ Music jukeboxes--consisting of a selection of one's favorite music, either retrieved from the Internet, "ripped" from a CD or recorded from an audio cassette; and

     /bullet/ Document vaults--for the secure storage and retrieval of documents such as life insurance policies, mortgages, deeds and stock certificates.


     With the growth of digital appliances, such as digital cameras, digital video camcorders, voice recorders and music players, consumers are increasingly using the PC as the "multimedia center" of the home or office. These digital appliances capture digital data on high capacity, reusable flash memory cards that appeal to consumers because of their small size, versatility and portability.


     Our digital connectivity products and personal storage systems provide an easy way to transfer, store, manage and share digital data. Our products are designed to cross PC operating systems, support most leading media types and use high performance PC interfaces, such as universal serial bus, or USB, and FireWire. Our patented digital connectivity products, such as our FlashPath products for the Toshiba SmartMedia card, SanDisk MultiMediaCard and Sony Memory Stick, as well as Smarty, allow consumers to use the familiar 3.5 inch floppy drive--found on most PCs worldwide--to simplify the exchange of images, music, voice and other digital data between PCs and digital appliances. Our latest digital connectivity product, the Tri-Media Reader, utilizes a USB cable interface to exchange digital data and is intended to address an expanding installed base of PCs with USB cable interfaces. Our personal storage systems include high performance, external portable hard disk drives and floppy disk drives for desktop and notebook PCs utilizing USB and FireWire, as well as expansion bay disk drives for notebooks. Substantially all of our personal storage systems are compatible with Windows and Macintosh/registered trademark/ operating systems.


     We have strategic relationships with a number of leading flash memory card manufacturers, PC manufacturers and consumer product OEMs, including Apple, Cannon, FujiFilm, Hitachi, IBM, Iomega, JVC, NEC, Olympus, Panasonic, SanDisk, Sony and Toshiba. As such, they actively participate in the development of our products, provide us with access to leading-edge manufacturing capabilities and market and/or distribute our products globally. For example, we have a strategic relationship with Sony for the development of our FlashPath product for the Sony Memory Stick and a strategic relationship with SanDisk for the development of our FlashPath product for the SanDisk MultiMediaCard. In addition, under our arrangement with Iomega, we have the exclusive right to develop and market internal Zip drives for Apple's Macintosh PowerBooks.

    Our strategy is to use our proprietary technologies to:


     /bullet/ Establish our connectivity solutions as the industry standard for the transfer of data among digital appliances, PCs and the Internet by strengthening our position as a technological and market leader; and


     /bullet/ Bring our personal storage systems quickly to market with industry leading solutions that emphasize ease of use and portability and therefore capitalize on the growth of the PC as the "multimedia center" of the home or office.


     Key elements of this business strategy are to:


     /bullet/ Capitalize on our technology expertise and technology platforms to expand our product lines;


     /bullet/ Expand our customer and strategic industry relationships to take advantage of the significant marketing strength of our OEM customers and the new product designs that result from our cooperative development activities;


     /bullet/ Maintain media, interface and platform neutrality by supporting different flash memory card standards, such as those from SanDisk, Sony and Toshiba, as well as all rotational media, including hard disk drives, floppy disk drives, Iomega Zip drives and Imation SuperDisk drives, in order to address the data transfer and storage needs of purchasers of emerging digital appliances;


     /bullet/ Promote market awareness of our products, as well as the SmartDisk name;


     /bullet/ Continue our focus on easy-to-use digital connectivity products and personal storage systems that offer seamless integration with the PC's operating system to conveniently transfer and store digital information; and


     /bullet/ Capitalize on the first-to-market advantages provided by our technical expertise to provide various connectivity and storage solutions that satisfy the needs created by the proliferation of digital appliances.

                              RECENT DEVELOPMENTS



     ACQUISITION OF VST TECHNOLOGIES, INC. On March 6, 2000, we completed our acquisition of VST Technologies, Inc. VST designs, develops, manufactures and markets USB-based flash memory readers and USB and FireWire-based high performance personal storage systems for Windows and Macintosh operating systems. Our acquisition of VST will, therefore, expand our existing product lines to include advanced FireWire and USB technologies and, additionally, expand our access to the rapidly growing digital video and digital music markets. In addition, we expect that the acquisition of VST will position us to participate in the market for Apple products. VST's product line includes expansion bay storage devices, such as the Zip 100 drive for Apple, IBM and Fujitsu notebooks, SuperDisk drives for select Apple and IBM notebooks, USB floppy drives, portable FireWire hard drives and a dual flash memory card and rotational media reader, as well as a recently introduced 100 Gigabyte FireWire redundant array of independent disks, or RAID array.



     We acquired VST for approximately $16.4 million in cash, approximately 1.1 million shares of our common stock and options to acquire approximately 443,000 shares of our common stock with exercise prices ranging from $0.90 to $4.45.



     VST, a Delaware corporation whose predecessor was incorporated in 1993, is located near Boston, Massachusetts. For the year ended December 31, 1999, VST had gross revenues of approximately $61.5 million, operating income of approximately $6.5 million and net income of approximately $6.2 million.


     ACQUISITION OF EL GATO SOFTWARE LLC. On April 21, 2000, we completed our acquisition of El Gato Software LLC. El Gato, a California limited liability company, is located near San Jose, California. El Gato develops and markets USB and FireWire drivers, applications and firmware support for leading personal storage systems, including SmartMedia, CompactFlash, hard drives, Zip drives, floppy drives and optical drives. We use El Gato drivers in our FireWire hard drives, FireWire Zip drives and USB-based products, including our Tri-Media Reader. We acquired substantially all of the intellectual property of El Gato for approximately $755,000 in cash and approximately 37,000 shares of our common stock. We also retained the services of El Gato's staff of five software developers under two-year consulting agreements.


     ACQUISITION OF IMPLEO LIMITED. On April 28, 2000, we completed our acquisition of Impleo Limited. Impleo, an English corporation established in November 1999, is based in England. Impleo manufactures and markets digital connectivity products and personal storage systems under the Datawise brand. We plan to use Impleo as our primary European distributor. We acquired all of the capital stock of Impleo for approximately $200,000 in cash and approximately 125,000 shares of our common stock.


     RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2000. On May 4, 2000, we announced our results for the three months ended March 31, 2000. Revenues increased approximately 216% to approximately $17.4 million compared to approximately $5.5 million for the three months ended March 31, 1999. Net income for the three months ended March 31, 2000, excluding amortization of goodwill and other intangibles related to the VST acquisition, was approximately $1.3 million or approximately $0.07 per diluted share compared with a net loss of approximately $2.0 million or approximately $0.22 per share for the three months ended March 31, 1999. Including amortization of goodwill and other intangibles related to the VST acquisition, our net loss was approximately $0.5 million or approximately $0.03 per share for the three months ended March 31, 2000. Gross profit increased to approximately $6.1 million or approximately 35% of revenue for the three months ended March 31, 2000 compared to approximately $0.8 million or approximately 15% for the three months ended March 31, 1999. Our first quarter results include VST's results of operations for the period from March 6, 2000 through March 31, 2000.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(IN THOUSANDS, EXCEPT PER SHARE DATA)





                                                                           THREE MONTHS ENDED MARCH
                                                                                     31,
                                                                           ------------------------
                                                                               1999         2000
                                                                           -----------   ----------
Total revenues .........................................................    $  5,507      $ 17,383
Cost of revenues .......................................................       4,671        11,331
                                                                            --------      --------
Gross profit ...........................................................         836         6,052
Operating expenses
 Research and development ..............................................         881         2,004
 Sales and marketing ...................................................         385           808
 General and administrative ............................................       1,565         2,169
 Amortization of goodwill and other intangible assets ..................          --         2,238
                                                                            --------      --------
Total operating expenses ...............................................       2,831         7,219
                                                                            --------      --------
Operating loss .........................................................      (1,995)       (1,167)
Interest and other income, net .........................................          46           671
                                                                            --------      --------
Loss before income taxes ...............................................      (1,949)         (496)
Income tax expense .....................................................          17             8
                                                                            --------      --------
Net loss ...............................................................    $ (1,966)     $   (504)
                                                                            ========      ========
Net loss per share--basic and diluted ..................................    $  (0.22)     $  (0.03)
Shares used in computing net loss per share--basic and diluted .........       8,965        16,005

                             RESULTS ADJUSTED FOR AMORTIZATION OF GOODWILL
                         AND OTHER INTANGIBLE ASSETS RELATED TO THEVST ACQUISITION

Net loss ...............................................................    $ (1,966)     $   (504)
Adjustment for amortization of goodwill and other intangible assets
 related to the VST acquisition, net of tax ............................          --         1,779
                                                                            --------      --------
Net income (loss), as adjusted .........................................    $ (1,966)     $  1,275
                                                                            ========      ========
Net income (loss) per diluted share, as adjusted .......................    $  (0.22)     $   0.07
Shares used in diluted per share calculation, as adjusted ..............       8,965        17,756



BALANCE SHEET DATA (UNAUDITED)
(IN THOUSANDS)





                                                                   AS OF
                                                               MARCH 31, 2000
                                                              ---------------
Cash, cash equivalents and short-term investments .........       $ 22,067
Working capital ...........................................         36,487
Total assets ..............................................        151,244
Total stockholders' equity ................................        118,549



                               ----------------

     We were incorporated in Delaware on March 5, 1997 as "Fintos, Inc." and changed our name to "SmartDisk Corporation" on September 26, 1997. Our executive offices are located at 3506 Mercantile Avenue, Naples, Florida 34104, and our telephone number is (941) 436-2500.

                                 THE OFFERING





Common stock offered:

 By SmartDisk .................................    2,513,172 shares

 By the selling stockholders ..................    1,386,828 shares

    Total .....................................    3,900,000 shares

Shares outstanding after the offering .........   19,888,793 shares

Use of proceeds ...............................   We estimate that our net proceeds from this offering
                                                  without exercise of the over-allotment options will be
                                                  approximately $77.1 million. We intend to use these net
                                                  proceeds for working capital and other general corporate
                                                  purposes, including potential acquisitions of technology or businesses. The other principal purpose of this offering is to provide liquidity to existing stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders.

Risk factors ..................................   See "Risk Factors" and other information included in this
                                                  prospectus for a discussion of factors you should carefully consider before deciding to purchase shares of our
                                                  common stock.

Nasdaq National Market symbol .................   SMDK



     The number of shares outstanding after the offering is based upon the shares outstanding as of April 30, 2000 and excludes 3,367,017 shares reserved for issuance under our stock option plans as of April 30, 2000, of which options to purchase 2,450,515 shares at an average option price of $19.45 were outstanding as of April 30, 2000.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)





                                                                                 YEAR ENDED DECEMBER 31,
                                                                  -----------------------------------------------------
                                                                                HISTORICAL                   PRO FORMA
                                                                  --------------------------------------   ------------
                                                                      1997          1998          1999        1999(1)
                                                                  -----------   ------------   ---------   ------------
STATEMENT OF OPERATIONS DATA:
Total revenues ................................................    $    893       $ 15,323       40,319     $ 101,845
Cost of revenues ..............................................         301         12,600       24,820        70,594
                                                                   --------       --------       ------     ---------
Gross profit ..................................................         592          2,723       15,499        31,251
Operating expenses:
 Research and development .....................................       1,412          2,107        5,869         8,477
 Sales and marketing ..........................................          12          1,566        1,608         5,373
 General and administrative ...................................       3,184          4,631        6,259         9,161
 Amortization of goodwill and other intangible assets .........          --             --           --        28,169
                                                                   --------       --------       ------     ---------
Total operating expenses ......................................       4,608          8,304       13,736        51,180
                                                                   --------       --------       ------     ---------
Operating income (loss) .......................................      (4,016)        (5,581)       1,763       (19,929)
Net income (loss) before income taxes .........................      (4,009)        (5,605)       2,325       (20,932)
Income tax expense (benefit) ..................................         (45)          (102)       1,367        (3,261)
                                                                   --------       --------       ------     ---------
Net income (loss) .............................................    $ (3,964)      $ (5,503)     $   958     $ (17,671)
                                                                   ========       ========      =======     =========
Weighted average shares used to calculate
  earnings (loss) per share amounts:(2)
 Basic ........................................................       7,739          8,040       10,725        11,798
 Diluted ......................................................       7,739          8,040       13,349        11,798
Earnings (loss) per share:
 Basic ........................................................    $  (0.51)      $  (0.68)     $  0.09     $   (1.50)
 Diluted ......................................................    $  (0.51)      $  (0.68)     $  0.07     $   (1.50)




                                                                         AS OF DECEMBER 31, 1999
                                                              ---------------------------------------------
                                                                ACTUAL      PRO FORMA(3)     AS ADJUSTED(4)
                                                              ----------   --------------   ---------------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments .........    $45,720        $ 30,083          $107,177
Working capital ...........................................     46,108          34,431           111,525
Total assets ..............................................     63,444         165,890           242,984
Total stockholders' equity ................................     49,787         118,879           195,973


----------------
(1) Gives effect to the VST acquisition as if it had occurred as of January 1, 1999. See "Unaudited Pro Forma Financial Data."

(2) Shares used in computing earnings (loss) per share reflect the retroactive adjustment of outstanding shares related to the mergers of SmartDiskette Limited and SmartDisk Security Corporation into SmartDisk, as well as the one-for-four reverse stock split completed in August 1999.

(3) Gives effect to the VST acquisition as if it had occurred as of December 31, 1999.


(4) Adjusted to give effect to (i) our sale of the 2,513,172 shares of common stock at an assumed public offering price of $32.50 per share (after deduction of the estimated underwriting discount and offering expenses) and the receipt and application of the net proceeds and (ii) the VST acquisition as if each had occurred as of December 31, 1999. See "Use of Proceeds," "Capitalization" and "Unaudited Pro Forma Financial Data."

                                 RISK FACTORS


     BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD BE AWARE OF THE RISKS DESCRIBED BELOW. YOU SHOULD CAREFULLY CONSIDER THESE RISK FACTORS, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, BEFORE YOU DECIDE WHETHER TO PURCHASE SHARES OF OUR COMMON STOCK.


WE HAVE INCURRED OPERATING LOSSES AND CANNOT GUARANTEE THAT WE WILL BE ABLE TO SUSTAIN OUR PROFITABILITY.


     Except for the third and fourth quarter of 1999, we have incurred net losses on a quarterly basis since inception. We had a net loss of approximately $5.5 million during 1998. We had net income of approximately $1.0 million during 1999 (a net loss of approximately $17.7 million on a pro forma basis after giving effect to the VST acquisition). In addition, as of December 31, 1999, we had an accumulated deficit of approximately $21.7 million. In light of our loss history and the VST acquisition, we cannot assure you that we will be able to achieve profitability in the future.


WE HAVE A LIMITED OPERATING HISTORY ON WHICH TO BASE AN INVESTMENT DECISION.


     We were incorporated in March 1997, commenced operations in January 1998, and our predecessor corporation only conducted limited operations. Further, commercial sales of our primary product, FlashPath, only commenced in mid-1998. As a result of our limited operating history, we have limited financial data that can be used in evaluating our business and prospects and in projecting future operating results.


OUR MANAGEMENT TEAM HAS ONLY RECENTLY BEEN ASSEMBLED AND MAY NOT BE ABLE TO WORK TOGETHER AS A COHESIVE UNIT.


     Our Chief Financial Officer, Senior Vice President, Japanese Operations, Vice President, Corporate Development and Legal Affairs, Vice President, Audio/Video Products all joined us during 1999 and our Chief Technology Officer and Senior Vice President and General Manager, Personal Storage Systems, joined us in March 2000. There is the possibility that our management team may not be able to work together as a cohesive unit.


WE MAY NOT BE ABLE TO SELL SUFFICIENT QUANTITIES OF OUR PRODUCTS TO SUSTAIN A VIABLE BUSINESS IF THE MARKET FOR DIGITAL CONNECTIVITY PRODUCTS DOES NOT CONTINUE TO DEVELOP OR IF A COMPETING TECHNOLOGY DISPLACES THESE PRODUCTS.


     Our current and planned FlashPath products are designed to provide connectivity between personal computers and digital appliances that use flash memory cards. The flash memory market is in the early stage of development and is still evolving. Our current dependence on sales of FlashPath and lack of product diversification exposes us to a substantial risk of loss in the event that the flash memory market does not develop or if a competing technology replaces flash memory cards. If a competing memory storage device replaces or takes significant market share from the flash memory cards which our digital connectivity products support, we will not be able to sell our products in quantities sufficient to grow our business.


WE MAY NOT BE ABLE TO SELL SUFFICIENT QUANTITIES OF OUR FLASHPATH PRODUCTS TO SUSTAIN OUR CURRENT BUSINESS IF A SINGLE STANDARD FOR FLASH MEMORY CARDS EMERGES.


     We believe that demand for our flash memory connectivity products is driven, to a large extent, by the absence of a single standard for flash memory cards. There are currently four major flash memory cards, none of which has emerged as the industry standard. Should one of these cards or a new technology emerge as an industry standard, flash memory card readers could be built into PCs, eliminating the need for our current flash memory connectivity products.

A REDUCTION IN THE USE OF THE 3.5 INCH FLOPPY DISK DRIVE BY CONSUMERS AND MANUFACTURERS WOULD LEAD TO A REDUCTION IN DEMAND FOR OUR FLASHPATH PRODUCTS.


     Our current FlashPath products only work in conjunction with the standard
3.5 inch floppy disk drive. While the 3.5 inch floppy disk drive is today found in most PCs, a number of newer PC models, such as the Apple iMac and the Apple G3 desktop, do not have this device and new industry standards may emerge that render the 3.5 inch floppy disk drive obsolete. Advances in input devices such as CD-ROM and removable data storage disk drives, such as Zip drives, may reduce or eliminate the need for the 3.5 floppy diskette, which will lead to a corresponding reduction in demand for our FlashPath products. We would then have to rely on our other products or develop new products that use a different interface between personal computers and digital appliances. We may not be able to redesign our FlashPath products to fit the new interface and demonstrate technological feasibility of those products on a timely basis, if at all, or in a cost effective manner.


SINCE OUR FLASHPATH PRODUCTS WORK ONLY IN CONJUNCTION WITH THE 3.5 INCH FLOPPY DISK DRIVE, ADVANCES IN FLASH MEMORY CARDS MAY MAKE THESE PRODUCTS LESS COMPETITIVE BECAUSE OF THE INCREASED TIME NEEDED TO TRANSFER DATA USING THE 3.5 INCH FLOPPY DISK DRIVE.


     Consumer acceptance of our FlashPath products will depend upon their ability to quickly transfer information from flash memory cards to PCs. However, the time needed to transfer information using a 3.5 inch disk drive increases as more data is transferred. As more memory is condensed on to flash memory cards, the time necessary to transfer all of the data from a single card will increase. As technological advances make it possible and feasible to produce higher density cards, our ability to create products which quickly transfer all of the stored information on a single card will be constrained by the inherent limitations of the 3.5 inch disk drive. In that case, our FlashPath products would be less attractive to consumers and our sales would decline.


WE MAY NOT BE ABLE TO SELL SUFFICIENT QUANTITIES OF OUR PERSONAL STORAGE SYSTEMS TO SUSTAIN OUR FUTURE GROWTH IF PC MANUFACTURERS DO NOT ADOPT IEEE 1394 AS A HIGH-SPEED PERIPHERAL INTERFACE OR IF A COMPETING CPU INTERFACE DISPLACES OR PREVENTS THE WIDESPREAD ADOPTION OF IEEE 1394.


     A substantial portion of our business depends on the adoption of Institute of Electrical and Electronics Engineering, or IEEE, 1394 technology by PC manufacturers. IEEE 1394 is a high speed PC interface that is replacing Small Computer System Interface, or SCSI, and parallel interfaces. If these manufacturers do not include an IEEE 1394 interface on their PCs or notebook computers, then we may not be able to sell sufficient quantities of our FireWire personal storage systems to support our future growth. FireWire is Apple's trade name for IEEE 1394. For example, a new, competing high speed interface, such as USB 2.0, could be developed and emerge as an industry standard, thus limiting the demand for our FireWire technology and related personal storage systems.


WE MAY NOT BE ABLE TO SELL SUFFICIENT QUANTITIES OF OUR PERSONAL STORAGE SYSTEMS TO SUPPORT OUR BUSINESS IF SUPPLIERS OF OUR DRIVES DEVELOP NATIVE FIREWIRE-BASED PERSONAL STORAGE SYSTEMS THAT DO NOT REQUIRE OUR FIREWIRE CONVERSION TECHNOLOGY.



     We embed application specific integrated circuits, or ASICS, and integrated software drivers in the hard disk drives and Zip drives we obtain from our suppliers, which enables our FireWire-based personal storage systems to be used with FireWire-equipped CPUs. We license this technology and the firmware from LSI Logic. If our suppliers were to develop a native FireWire solution that does not require the conversion ASICS and drivers embedded in our products, then we may not be able to sell sufficient quantities of our FireWire personal storage systems to support our business.



MOST OF OUR REVENUES ARE DERIVED FROM ONLY A FEW MAJOR PRODUCTS AND OUR BUSINESS WILL BE SERIOUSLY HARMED IF DEMAND FOR THOSE PRODUCTS DECLINES.


     To date, substantially all of our revenue has been derived from the sale of only a few major products. While our long-term strategy is to derive revenue from multiple products, we anticipate that the sale of our FlashPath products and our USB and FireWire storage systems will continue to represent the most substantial portion of our revenues through at least 2001. A decline in the price of or demand for these products as a result of competition, technological change, the introduction of new products by us or others, a failure to adequately manage product transitions, or for other reasons, would seriously harm our business. On a pro forma basis after giving effect to the VST acquisition, for the year ended December 31, 1999, we derived approximately 36% of our product revenues from the sale of FlashPath, 19% from the sale of our USB-based personal storage systems, 20% from the sale of our Zip drives and 8% from the sale of our FireWire-based personal storage systems.



WE MUST DEVELOP NEW PRODUCTS AND INTRODUCE THEM IN A TIMELY MANNER IN ORDER TO REMAIN COMPETITIVE.


     We operate in an industry that is subject to evolving industry standards, rapid technological changes, rapid changes in consumer demands and the rapid introduction of new, higher performance products which shorten product life cycles. To be competitive in this demanding market, we must both continue to refine current products so that they remain competitive, and continually design, develop and introduce, in a timely manner, new products that meet the performance and price demands of OEMs and consumers. These development activities will require the investment of substantial resources before revenues are derived from product sales. Any significant delay in releasing new products would adversely affect our reputation, provide a competitor a first-to-market opportunity and allow a competitor to achieve greater market share. Product development is inherently risky because it is difficult to foresee developments in technology, coordinate our technical personnel and strategic relationships, and identify and eliminate design flaws. If we are unable to develop and sell new products, we will not be able to continue our strategy of maintaining media neutrality, and our target market will be limited. Further, we may not be able to recoup research and development expenditures if new products are not widely commercially accepted.



WE MAY NOT BE ABLE TO DEVELOP OR MAINTAIN THE STRATEGIC RELATIONSHIPS NECESSARY TO PROVIDE US WITH THE INSIGHT WE NEED TO DEVELOP COMMERCIALLY VIABLE PRODUCTS.



     We may not be able to produce commercially viable products if we are unable to anticipate market trends and the price, performance and functionality requirements of flash memory card, PC and digital appliance manufacturers. We must continue to collaborate closely with our customers, our OEM manufacturers and our other contract manufacturers to ensure that critical development projects proceed in a coordinated manner. This collaboration is also important because our ability to anticipate trends and plan our product development activities depends to a significant degree upon our continued access to information derived from these strategic relationships. We currently rely on strategic relationships with flash memory card manufacturers, such as Sony, SanDisk and Toshiba, PC manufacturers, such as Apple, and consumer product OEMs, such as IBM and FujiFilm. For example, through our co-development efforts with Sony, we developed our FlashPath for the Sony Memory Stick, which began shipping in the fourth quarter 1999, and introduced a follow-on FlashPath product for new models of Sony's Mavica digital still camera a few months later. If we cannot maintain our relationship with these manufacturers, like Sony, then we may not be able to continue to develop products that are compatible with their flash memory cards, PCs and digital appliances. However, collaboration is more difficult because many of these companies are located overseas. If any of our current relationships deteriorates or is terminated, or if we are unable to enter into future alliances that provide us with comparable insight into market trends, we will be hindered in our ability to produce commercially viable products. For example, we depend on our relationship with Iomega Corporation in order to produce our Zip drive products for IBM notebook computers. If we cannot maintain our relationship with Iomega, or if Iomega wishes to produce these products internally, then our current market for these products will deteriorate.

WE MAY NOT BE ABLE TO SUSTAIN OUR RELATIONSHIP WITH APPLE COMPUTER WHICH WOULD GREATLY HINDER OUR ABILITY TO TIMELY DEVELOP PRODUCTS WHICH ARE COMPATIBLE WITH MACINTOSH OPERATING SYSTEMS.


     In 1999 on a pro forma basis after giving effect to the VST acquisition, approximately 53% of our revenues were derived from Apple-related products. Historically, Apple has provided us, as an Apple developer, access to selected product road maps, which has allowed us to timely develop and engineer many of our current products, including our current FireWire and USB storage systems. As a result of this collaborative relationship, we are substantially dependent on Apple for a significant portion of our historical revenues from direct sales to Apple and Apple users. Moreover, we anticipate that a significant portion of our product revenues will continue to be derived from sales of our Apple compatible products in the future. If Apple were to terminate our status as an Apple developer or if there were a material deterioration of our relationship, we would not be able to timely develop new technologies which are compatible with Apple's product road maps and this would have a material adverse effect on our business. Moreover, we currently sell a number of our Apple products through the Apple Web Store, where our products may be sold separately or may be configured and ordered along with a Macintosh CPU. While we do not anticipate any change in this arrangement, Apple is not contractually obligated to offer our products on their website. In addition, Apple chooses which of our products they wish to include on their website.


A DECLINE IN THE DEMAND FOR APPLE PRODUCTS WOULD REDUCE THE MARKET FOR MANY OF OUR PRODUCTS.


     Our continued growth depends to a large extent on both our strategic relationship with Apple and the continued demand for Apple products. This dependence is due primarily to the fact that, to date, Apple has been the principal PC manufacturer using the USB and FireWire interface technologies on which many of our products are based. If the demand for Apple products declines or Apple suffers a material change in its business, the market for many of our products would be negatively impacted.


OUR OPERATING RESULTS HAVE FLUCTUATED SIGNIFICANTLY AND MAY FLUCTUATE SIGNIFICANTLY IN THE FUTURE, WHICH COULD LEAD TO DECREASES IN OUR STOCK PRICE.


     Our operating results have fluctuated significantly in the past and we expect that they will continue to fluctuate in the future. If our future operating results materially fluctuate or are below the expectations of stock market analysts, our stock price would likely decline. Future fluctuations may result from a variety of factors including the following:


     /bullet/ The timing and amount of orders we receive from our customers, which may be tied to seasonal demand for the consumer products manufactured and sold by OEMs;


     /bullet/ Cancellations or delays of customer product orders, or the loss of a significant customer;


     /bullet/ Reductions in consumer demand for our customers' products generally or for our products in particular;


     /bullet/ The timing and amount of research and development expenditures;


     /bullet/ The availability of manufacturing capacity necessary to make our products;


     /bullet/ General business conditions in our markets, particularly Japan, as well as global economic uncertainty;


     /bullet/ Any new product introductions, or delays in product introductions, by us or our competitors;


     /bullet/ Increased costs charged by our suppliers or changes in the delivery of products to us;


     /bullet/ Increased competition or reductions in the average selling prices that we are able to charge;

     /bullet/ Fluctuations in the value of foreign currencies, particularly the Japanese yen, against the U.S. dollar; and


     /bullet/ Changes in our product mix as well as possible seasonal demand for our products.


     As a result of these and other factors, we believe that period-to-period comparisons of our historical results of operations are not a good predictor of our future performance.


WE MAY FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY AND, THEREFORE, LOSE OUR COMPETITIVE ADVANTAGE.


     Our proprietary technology with respect to 3.5 inch floppy disk drive interfaces and USB and FireWire source codes is critical to our future growth. We rely in part on patent, trade secret, trademark and copyright law to protect our intellectual property. However, the patents issued to us may not be adequate to protect our proprietary rights, to deter misappropriation or to prevent an unauthorized third party from copying our technology, designing around the patents we own or otherwise obtaining and using our products, designs or other information. We have, in fact, filed a complaint against one of our former patent attorneys for improperly copying one of our patent applications and filing a patent application without our consent naming himself as a co-inventor. This matter was settled with no materially adverse consequences to SmartDisk. In addition, we may not receive trademark protection for our "SmartDisk" name. We have filed for trademark registration of the name "SmartDisk," but this has not yet been granted. We are aware of a trademark application for the name "SmartDisk" that was filed by another company. Our application could be denied and we could be prohibited from using the "SmartDisk" name. In that event, we would be required to incur substantial costs to establish new name recognition.


     We also claim copyright protection for some proprietary software and documentation. We attempt to protect our trade secrets and other proprietary information through agreements with our customers, employees and consultants, and through other security measures. However, despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or obtain and use information and software that we regard as proprietary. Those parties may have substantially greater financial resources than we have, and we may not have the resources available to challenge their use of our proprietary technology. If we fail to adequately protect our intellectual property, it will be easier for our competitors to sell competing products.


WE MAY FACE COMPETITION FROM INTEL IF IT DECIDES TO UTILIZE ITS COMPETING
PATENT.


     Intel Corporation was issued a patent in 1997 disclosing and claiming technology substantially similar to that disclosed in one of our key patents. The Intel patent was filed four years after our effective filing date, and we do not believe that the Intel patent can be validly applied to any of the technology disclosed in our patent. However, given the substantial resources available to Intel, our financial condition could suffer if we engage in a dispute with Intel. Our business could also be harmed if Intel's patent is determined to be valid and Intel or any licensee of Intel decides to sue our customers or develop and commercialize products based on its patent.


INFRINGEMENT CLAIMS BY THIRD PARTIES COULD RESULT IN COSTLY LITIGATION AND OTHERWISE ADVERSELY IMPACT OUR BUSINESS.


     From time to time we may receive communications from third parties asserting that our products infringe, or may infringe, the proprietary rights of these third parties. These claims of infringement may result in protracted and costly litigation which could require us to pay substantial damages or have sales of our products stopped by an injunction. Infringement claims could also cause product shipment delays, require us to redesign our products or require us to enter into royalty or licensing agreements, any of which could harm our business. For example, we received communications alleging that our FlashPath products infringed a third party's patent rights. We have met with this third party to obtain a better understanding of its claim and have agreed to retain a mediator to review the facts and to help us resolve this dispute. Although we believe that we do not infringe upon this third party's patent, we cannot guarantee that the mediation will avoid litigation, or that the outcome of any such litigation will be favorable to SmartDisk. In another instance, we received a letter from SanDisk stating that SanDisk held two patents which it believes might apply to our products. Although we subsequently obtained a non-exclusive worldwide license for a 10-year period for all of SanDisk's intellectual property rights in connection with multimedia floppy disk interfaces, if the license terminates or expires, we could face a potential conflict with SanDisk regarding the scope of those patents. We also received correspondence alleging that our SafeBoot product violated another third party's intellectual property rights. We discussed this correspondence with counsel and concluded that our product does not infringe upon the third party's rights. While none of these claims has resulted in litigation at this time, future claims may. In addition, we license a portion of the intellectual property included in our products from third parties, which may increase our exposure to infringement actions because we rely upon those third parties for information about the origin and ownership of the licensed intellectual property. We may also lose our license rights with respect to the intellectual property for which infringement is claimed. Further, if our customers are required to obtain a license on other than commercially reasonable terms, our business could be jeopardized.



WE MAY HAVE PARTICULAR DIFFICULTY PROTECTING OUR INTELLECTUAL PROPERTY RIGHTS OVERSEAS.


     The laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States, and many U.S. companies have encountered substantial infringement problems in some foreign countries. Because many of our products are sold and much of our business is conducted overseas, primarily Japan, our exposure to intellectual property risks may be higher.



BECAUSE MOST OF OUR SALES ARE TO A RELATIVELY SMALL NUMBER OF CUSTOMERS THE LOSS OF ANY OF OUR KEY CUSTOMERS WOULD SERIOUSLY HARM OUR BUSINESS.


     Our business will be seriously harmed if we lose any of our significant customers, particularly Olympus, FujiFilm or Ingram Micro, or suffer a substantial reduction in or cancellation of orders from these customers. Our current distribution strategy results, and will continue to result, in sales to only a limited number of customers. Some of our products are sold as stand-alone products by OEMs and, to a lesser extent, are bundled together and sold with systems manufactured by third party OEMs. We currently sell to ten OEMs, sales to which collectively accounted for approximately 57% of our revenues for 1999 on a pro forma basis after giving effect to the VST acquisition. More specifically, on a pro forma basis after giving effect to the VST acquisition, Olympus, FujiFilm and Ingram Micro accounted for approximately 11%, 11% and 22% of our revenues and our top five customers collectively accounted for approximately 58% of our revenues for fiscal 1999. Furthermore, we expect to continue to depend on sales of our products to relatively few customers, which will continue to account for a significant portion of our net revenues, for the foreseeable future.



OUR CUSTOMERS COULD STOP PURCHASING OUR PRODUCTS AT ANY TIME BECAUSE WE DO NOT HAVE LONG-TERM PURCHASE CONTRACTS WITH THEM.


     No OEM or other customer is contractually obligated to purchase products from us. As a result, our customers are free to cancel their orders or stop ordering our products at any time. In addition, even if we are able to demonstrate that our products are superior, OEMs may still choose not to bundle our products with theirs or market and distribute our products on a stand-alone basis. OEMs may also change their business strategies and manufacturing practices, which could cause them to purchase fewer of our products, find other sources for products we currently manufacture or manufacture these products internally.

OUR ABILITY TO SELL OUR PRODUCTS WILL BE LIMITED IF THE OEMS' PRODUCTS DO NOT ACHIEVE MARKET ACCEPTANCE OR IF THE OEMS DO NOT ADEQUATELY PROMOTE OUR PRODUCTS.


     We depend upon our OEM customers to market our products and we do not have significant experience and resources devoted to independent marketing efforts. Failure of the OEMs' products to achieve market acceptance, the failure of the OEMs to bundle our products with theirs, or any other event causing a decline in our sales to the OEMs could seriously harm our business. Even if consumers buy OEMs' products, their ultimate decision to buy our products depends on OEM packaging, distribution and sales efforts, which may not be sufficient to maintain or increase sales of our products. If we cannot achieve or maintain a sufficient consumer acceptance rate of our products concurrent with their purchases of OEM products, our future sales to OEM customers will be adversely affected.


A NEW OR COMPETING DATA TRANSFER SOLUTION THAT ACHIEVES SIGNIFICANT MARKET SHARE OR RECEIVES SIGNIFICANT SUPPORT FROM FLASH MEMORY CARD OR DIGITAL APPLIANCE MANUFACTURERS WOULD JEOPARDIZE OUR BUSINESS.


     Our products currently compete with a number of cable and non-cable interfaces between personal computers and digital appliances, including ports, Personal Computer Memory Card International Association, or PCMCIA, slots and infrared interfaces, all of which are PC peripheral interfaces. It is possible that one of these competing data transfer solutions, or another existing or new technology, could achieve a significant market presence or become supported by a number of significant flash memory card or digital appliance manufacturers. Regardless of the relative benefits of our products, if a competing product gains significant market share or significant support of flash card manufacturers, this product would likely emerge as the industry standard and thereby achieve a dominant market position that would jeopardize our survival.


SINCE WE SELL OUR PRODUCTS TO A LIMITED NUMBER OF LARGE CUSTOMERS, WE EXPECT THAT THOSE CUSTOMERS MAY PRESSURE US TO MAKE PRICE CONCESSIONS, WHICH WOULD REDUCE OUR FUTURE GROSS MARGINS.


     Our reliance on sales to a limited number of large customers may expose us to pressure for price concessions. Because of this reliance and because of our dependence on OEMs as our primary distribution channel, we expect that our OEM customers may seek price concessions from us, which would reduce our average selling prices and our gross margins. Since we do not manufacture our own products, we may be unable to reduce our manufacturing costs in response to declining average per unit selling prices.


WE EXPECT TO CONTINUE OUTSOURCING KEY OPERATIONAL FUNCTIONS AND OUR ABILITY TO DO SO WILL BE IMPAIRED IF WE ARE UNABLE TO MAINTAIN OUR STRATEGIC
RELATIONSHIPS.


     We have formed strategic relationships with a number of significant industry participants, including Apple, FujiFilm, Hitachi, IBM, Iomega, Olympus, Rohm, SanDisk, Sony, Toshiba, Visa and Yamaichi. We depend upon these corporations to provide technical assistance and perform key manufacturing, marketing, distribution and other functions. For example, Yamaichi is currently one of three manufacturers of our FlashPath products, Toshiba, Apple and IBM provide technological assistance in the development of our products, and Olympus and FujiFilm market our products. We expect that these and similar types of relationships will be critical to our growth because our business model calls for the continued outsourcing of many key operational functions and we do not currently have the resources to perform these functions ourselves.


WE MUST OVERCOME GEOGRAPHIC AND CULTURAL DIFFERENCES IN ORDER TO MAINTAIN OUR STRATEGIC RELATIONSHIPS.


     There are inherent difficulties in developing and maintaining relationships with foreign entities. Language and cultural differences often impair relationships, and geographical distance, at times, is also an impediment. We must overcome these difficulties. If any of our current relationships is impaired, or if we are unable to develop additional strategic relationships in the future, our product development costs would significantly increase and our business would be materially and adversely affected.

OUR SALES AND EXPENSES ARE GEOGRAPHICALLY CONCENTRATED IN JAPAN, AND, THEREFORE, WE COULD SUFFER FROM EXCHANGE RATE FLUCTUATIONS.



     On a pro forma basis after giving effect to the VST acquisition, approximately 31% of our revenues for 1999 were attributable to sales to Japanese customers, and we expect that sales to Japanese customers will continue to account for a significant portion of our total revenues for the foreseeable future. All of our Japanese sales, as well as the related expenses, are denominated in yen. Fluctuations in exchange rates between the yen and the U.S. dollar, particularly with respect to Japanese transactions denominated in a currency other than the yen, could adversely impact our financial results. Some transactions and accounts of our Japanese subsidiary are U.S. dollar denominated. Since the Japanese subsidiary's accounting records are kept in yen, those U.S. dollar denominated transactions are accounted for in yen at the time of the transaction. U.S. dollar denominated accounts are remeasured at the end of the accounting period. This remeasurement results in adjustments to income. In addition, the balance sheet accounts of our Japanese subsidiary are translated to the U.S. dollar for financial reporting purposes and resulting adjustments are made to stockholders equity. The value of the yen may deteriorate against the dollar, which would impair the value of stockholders' investment in us. Since a substantial portion of our revenues and receivables are denominated in yen, the longer our Japanese receivables remain outstanding, the greater the risk to our stockholders of an impairment of their investment due to a deterioration of the yen relative to the U.S. dollar. Deterioration of the yen against the dollar has occurred in recent years, resulting in a foreign currency loss of approximately $48,000 and a foreign currency translation adjustment to equity of approximately $290,000 for 1998. In 1999, we had a foreign currency gain of approximately $30,000 and a foreign currency translation adjustment to equity of approximately $277,000. Further, we do not currently hedge against foreign currency exposure. In the future, we could be required to denominate our product sales in other currencies, which would make the management of currency fluctuations more difficult and expose us to greater currency risks.



OUR SALES ARE GEOGRAPHICALLY CONCENTRATED IN JAPAN, AND, THEREFORE, WE COULD SUFFER FROM ECONOMIC AND POLITICAL DIFFICULTIES.


     We are also subject to risks associated with a significant amount of sales being made to one geographical area. An economic downturn in Asia generally, and Japan in particular, could lead to a reduced demand for our products. In recent years, Japan has been subject to political and economic instability and, while that instability has not yet adversely impacted us, if it continues, sales of our products in Japan may be adversely affected.


     Given our dependence on sales to Japanese customers, we must develop and maintain alliances in Japan to help with the promotion and distribution of our products. We may not be able to develop or maintain these alliances.


OUR FOREIGN OEM CUSTOMERS MAY CHOOSE TO WORK WITH A LOCAL COMPETITOR, WHICH WOULD ADVERSELY IMPACT OUR SALES.


     Our OEM customers, most of which are based in Japan and to whom most of our sales are made, may choose to work with, and purchase products from, a local competitor if one were able to provide a substitute product. This may occur because of geographic distance, time differences, or for other reasons. In that event, we may not be able to find other OEM customers and our sales could decline.


WE DEPEND ON A LIMITED NUMBER OF CONTRACT AND OFFSHORE MANUFACTURERS, AND IT MAY BE DIFFICULT TO FIND REPLACEMENT MANUFACTURERS IF OUR EXISTING RELATIONSHIPS ARE IMPAIRED.


     We contract with offshore manufacturers to produce many of our products and our dependence on a limited number of contract manufacturers exposes us to a variety of risks, including shortages of manufacturing capacity, reduced control over delivery schedules, quality assurance, production yield and costs. For example, Yamaichi, Hitachi and Mitsumi are the sole manufacturers of our FlashPath products. We do not have contracts with any of Yamaichi, Hitachi or Mitsumi. If Yamaichi, Hitachi or Mitsumi terminates production or cannot meet our production requirements, we may have to rely on other contract manufacturing sources or identify and qualify new contract manufacturers. The lead time required to qualify a new manufacturer could range from approximately three to six months. Despite efforts to do so, we may not be able to identify or qualify new contract manufacturers in a timely manner and these new manufacturers may not allocate sufficient capacity to us in order to meet our requirements. Any significant delay in our ability to obtain adequate quantities of our products from our current or alternative contract manufacturers would cause our sales to decline.


TOSHIBA INTRODUCED US TO ONE OF OUR MANUFACTURERS AND WE MAY NOT BE ABLE TO RETAIN THE SERVICES OF THE MANUFACTURER IF OUR RELATIONSHIP WITH TOSHIBA IS IMPAIRED.


     Yamaichi, one of the manufacturers of our FlashPath products, was introduced to us by Toshiba, which is one of our major stockholders. If our relationship with Toshiba is impaired, we may not be able to retain the services of Yamaichi in manufacturing our products.


OUR DEPENDENCE ON FOREIGN MANUFACTURING AND INTERNATIONAL SALES EXPOSES US TO DIFFICULTIES OFTEN NOT ENCOUNTERED BY EXCLUSIVELY DOMESTIC COMPANIES.


     Many of our products are manufactured overseas and a substantial portion of our revenues are derived from overseas sales. On a pro forma basis after given effect to the VST acquisition, approximately 38% of our revenues in 1999 were derived from customers located outside the United States, primarily in Japan. Our dependence on foreign manufacturers and international sales poses a number of risks, including:


     /bullet/ Difficulties in monitoring production;


     /bullet/ Transportation delays and interruptions;


     /bullet/ Unexpected changes in regulatory requirements;


     /bullet/ Currency exchange risks;


     /bullet/ Tariffs and other trade barriers, including import and export restrictions;


     /bullet/ Difficulties in staffing and managing disparate branch operations;


     /bullet/ Political or economic instability;


     /bullet/ Compliance with foreign laws;


     /bullet/ Difficulties in protecting intellectual property rights in foreign countries;


     /bullet/ Exchange controls; and


     /bullet/ Potential adverse tax consequences, including with respect to repatriation of earnings.


     We intend to continue manufacturing our products overseas and we anticipate that international sales will continue to account for a significant portion of our revenues. Therefore, we expect to be subject to the risks outlined above for the foreseeable future.


WE HAVE A LIMITED NUMBER OF SUPPLIERS OF KEY COMPONENTS AND OUR ABILITY TO PRODUCE FINISHED PRODUCTS WILL BE IMPAIRED IF WE ARE UNABLE TO OBTAIN SUFFICIENT QUANTITIES OF SOME COMPONENTS.



     Rohm is our sole provider of ASICs for our FlashPath products and we purchase ASICs for Smarty from Rohm and Atmel. In our products, the specific function of these integrated circuits is the conversion of digital and analog data. In addition, Iomega is a sole source supplier of Zip drives, and LSI Logic is our primary supplier of ASICs for our FireWire products. Our dependence on a limited number of suppliers and our lack of long-term supply contracts exposes us to several risks, including a potential inability to obtain an adequate supply of components, price increases, late deliveries and poor component quality. Disruption or termination of the supply of components could delay shipments of our products. The lead time required for orders of some of our components is as much as six months. In addition, the lead time required to qualify new suppliers for our components is as much as 12 months. If we are unable to accurately predict our component needs, or if our component supply is disrupted, we may miss market opportunities by not being able to meet the demand for our products. This may damage our relationships with current and prospective customers. For example, in 1997 and 1998 we experienced a nine-month delay in the shipment of our first notebook Zip drives resulting from delays in deliveries of Zip mechanisms from our sole supplier. We suffered additional costs as a result of these delays which adversely affected our gross margin.



OUR CURRENT AND POTENTIAL COMPETITORS HAVE SIGNIFICANTLY GREATER RESOURCES THAN WE DO, AND INCREASED COMPETITION COULD HARM SALES OF OUR PRODUCTS.


     Increased competition is likely to result in price reductions, reduced operating margins and loss of market share. Many of our current and potential competitors have significantly greater financial, technical, marketing, purchasing and other resources than we do. As a result, our competitors may be able to respond more quickly to new or emerging technologies or standards and to changes in customer requirements. Our competitors may also be able to devote greater resources to the development, promotion and sale of products, and may be able to deliver competitive products at a lower end-user price. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective customers. Therefore, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.



OUR BUSINESS MAY SUFFER IF WE ARE UNABLE TO MANAGE OUR GROWTH.



     Failure to effectively manage our growth could impair our ability to execute our business strategy. Our business has grown substantially in recent periods, with revenues increasing from approximately $15.3 million in 1998 to approximately $102 million in 1999, on a pro forma basis after giving effect to the VST acquisitions. The growth of our business has placed a strain on our management, operations and financial systems. In addition, the number of employees has increased from 16 at January 1, 1998 to 128 as of April 30, 2000. We expect to continue to increase the number of employees as our business grows, and may expand operations to locations other than those in which we currently operate.



     Continued growth is likely to place a greater burden on our operating and financial systems as well as our senior management and other personnel. Existing and new members of management may not be able to improve existing systems and controls or implement new systems and controls in response to anticipated growth. Management of our operations in diverse locations may also complicate the task of managing our growth.



WE MAY NOT BE ABLE TO INTEGRATE THE BUSINESS OF COMPANIES WE ACQUIRE AND THEREFORE THESE ACQUISITIONS MAY NOT PROVIDE ADDITIONAL VALUE TO OUR STOCKHOLDERS.



     We continually evaluate potential acquisitions of complementary businesses, products and technologies. We acquired VST Technologies, Inc., located near Boston, Massachusetts, in March 2000. In addition, in April 2000, we acquired El Gato Software LLC, located near San Jose, California, and

Impleo Limited, based in England. We may not realize the desired benefits of these transactions or of future transactions. In order to successfully integrate acquired companies we must, among other things:



     /bullet/ Continue to attract and retain key management and other personnel;


     /bullet/ Integrate the acquired products from both an engineering and sales and marketing prospective;


     /bullet/ Establish a common corporate culture; and


     /bullet/ Integrate geographically distant facilities, systems and employees.


     If our management's attention to day-to-day operations is diverted to integrating acquired companies or if problems in the integration process arise, our business could be adversely affected and we could be required to use a significant portion of our available cash. If an acquisition is made utilizing our securities, a significant dilution to our stockholders and significant acquisition related charges to earnings could occur.


     Our acquisition of VST was dilutive and we expect that our earnings per share will remain negative for the foreseeable future as a result of the VST acquisition. We may incur additional charges in the future resulting from redundancies in product lines, customer lists and sales channels associated with these acquisitions. Acquisitions may also cause us to incur or assume additional liabilities or indebtedness, including liabilities that are unknown or not fully known to us at the time of the acquisition, which could have an adverse effect on us. Furthermore, we cannot assure that any products we acquire in connection with any acquisition will gain acceptance in our markets.



OUR GROWTH PROSPECTS WILL BE REDUCED IF WE CANNOT SUCCESSFULLY MARKET AND SELL OUR NEW FIREWIRE RAID ARRAY PRODUCT.


     We recently introduced a 100 Gigabyte FireWire RAID array. We do not know whether this product will achieve any significant level of consumer acceptance. In addition, because this product is more expensive than our other products, we cannot distribute this product though our normal sales channels. If we are not be able to develop the marketing and sales infrastructure necessary to successfully distribute this product, our growth prospects will be reduced. Finally, our ability to exploit this technology in the future depends on our continued renewal of an exclusive license of source codes from a third party.


OUR GROWTH PROSPECTS WILL BE REDUCED IF THE SMART CARD MARKET DOES NOT DEVELOP.



     Our future growth and operating results will depend, in part, on whether our Smarty family of smart card readers achieves significant sales. A smart card reader retrieves information from a card that uses a microprocessor or memory chip for security and data storage purposes. The current primary use for Smarty is as a smart card token-based security application designed to provide protection from unauthorized access to digital information. However, the market for network and electronic commerce security applications is still emerging and the smart card may not become the industry standard for these applications. Similarly, the market for other smart card applications may not develop, or may develop more slowly than we expect. If the market for the Smarty family of products fails to develop or develops more slowly than expected, or if any of the standards supported by us do not achieve or sustain market acceptance, our growth prospects would be reduced.


WE HAVE INDEMNIFICATION OBLIGATIONS RELATED TO OUR INTELLECTUAL PROPERTY, WHICH MAY REQUIRE US TO PAY DAMAGES.


     Our arrangements with SanDisk, Iomega, Sony, Toshiba and others require us to indemnify them for any damages they may suffer if a third party claims that we are violating their intellectual property rights. While, to date, we have not received indemnification claims, there may be future claims. Any indemnification claim may require us to pay substantial damages, which could negatively impact our financial condition.


OUR PRODUCTS MAY BE RETURNED TO US BY OUR CUSTOMERS IF PROJECTED CONSUMER DEMAND DOES NOT MATERIALIZE, WHICH WOULD LEAD TO A REDUCTION IN OUR REVENUES.


     Lack of consumer demand for our products may result in efforts by OEMs and our other customers to return products to us. While we are contractually obligated to accept returned products only on a limited basis, we may determine that it is in our best interest to accept returns in order to maintain good relations with our customers. Product returns reduce our revenues. While we have experienced very limited product returns to date, returns may increase in the future.


WE COULD BE HELD LIABLE FOR PRODUCT DEFECTS, WHICH COULD REQUIRE US TO PAY SUBSTANTIAL DAMAGES AND HARM OUR REPUTATION WITH OUR CUSTOMERS.


     Complex products such as ours can contain errors, defects and bugs when first introduced or as new versions are released. Delivery of products with production defects or reliability, quality or compatibility problems could hinder market acceptance of our products, which could damage our reputation and harm our ability to attract and retain customers. Errors, defects or bugs could also cause interruption, delays or a cessation of sales to our customers, and could subject us to warranty claims from our customers. We would have to expend significant capital and resources to remedy these problems. Errors, defects or bugs could be discovered in our new products after we begin commercial production of them, despite testing by us and our suppliers and customers. This could result in additional development costs, loss of, or delays in, market acceptance, diversion of technical and other resources from our other development efforts, claims by our customers or others against us or the loss of credibility with our current and prospective customers.


OUR EXECUTIVE OFFICERS AND KEY PERSONNEL ARE CRITICAL TO OUR BUSINESS, AND THESE OFFICERS AND PERSONNEL MAY NOT REMAIN WITH US IN THE FUTURE.


     We depend upon the continuing contributions of our key management, sales and product development personnel. The loss of any of those personnel could seriously harm us. Although some of our officers are subject to employment agreements, we cannot be sure that we will retain their services. In addition, we have not obtained key-person life insurance on any of our executive officers or key employees.


OUR LOCATION IN NAPLES, FLORIDA MAKES IT MORE DIFFICULT TO HIRE QUALIFIED TECHNICAL PERSONNEL.


     Our technology is specialized and complex, requiring us to recruit and train qualified technical personnel. However, there are many employers competing to hire qualified technical personnel and we may have difficulty attracting and retaining qualified technical personnel. Our recruiting efforts are further hindered by the lack of a readily available pool of candidates in Naples, Florida, where we are headquartered. The inability to attract and retain qualified personnel could make it more difficult to develop our products and execute our business strategy.


ONE OF OUR PRINCIPAL STOCKHOLDERS CAN EXERT SIGNIFICANT INFLUENCE OVER US AND MAY PREVENT OR DELAY A CHANGE OF CONTROL AND WHOSE INTERESTS MAY BE DIFFERENT FROM THOSE OF OUR OTHER STOCKHOLDERS.


     Addison Fischer, the Chairman of our board of directors, will beneficially own approximately 39% of our common stock after the offering. Accordingly, Mr. Fischer will be able to exert significant influence over SmartDisk, subject to his fiduciary duty as a director under Delaware law. The interests of Mr. Fischer may not always coincide with our interests or the interests of other stockholders, and he could cause us to enter into transactions or agreements which we would not otherwise consider absent his influence.

     The purchasers of common stock in this offering will not have sufficient voting power to elect any members of our board of directors. As a result, Mr. Fischer will be able to exert significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could have the effect of delaying or preventing a change of control of SmartDisk.



OUR BUSINESS COULD STILL BE AFFECTED BY YEAR 2000 ISSUES.


     The "Year 2000 Issue" refers generally to the problems that some software may have in determining the correct century of the year. Many existing electronic systems, including computer systems, use only the last two digits to refer to a year. Therefore, these systems may recognize a date using "00" as 1900 rather than the year 2000. If not corrected, these electronic systems could fail or create erroneous results when addressing dates on and after January 1, 2000. Although, to date we have not experienced any material effect on our business or operations as a result of any Year 2000 Issues, we believe that it is impossible to determine with certainty that all Year 2000 Issues affecting our business have been identified and/or corrected. The Year 2000 Issue could adversely impact our business. For a more complete discussion regarding our efforts to minimize the effects of these problems, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Issues."


WE HAVE ANTITAKEOVER DEFENSES THAT COULD DELAY OR PREVENT AN ACQUISITION OF OUR COMPANY.


     Some provisions of our certificate of incorporation and bylaws and the provisions of Delaware law could have the effect of delaying, deferring or preventing an acquisition of SmartDisk. For example, we have a staggered board of directors, the members of which may only be removed for cause, authorized but unissued shares of preferred stock which could be used to fend off a takeover attempt, our stockholders may not take actions by written consent and our stockholders are limited in their ability to make proposals at stockholder meetings.


MANAGEMENT MAY APPLY THE PROCEEDS OF THIS OFFERING TO USES THAT DO NOT INCREASE OUR OPERATING RESULTS OR MARKET VALUE.


     We currently have no specific use planned for the net proceeds from this offering. As a consequence, our management will have broad discretion to allocate a large percentage of these proceeds to uses which the stockholders may not deem desirable, and there can be no assurance that the proceeds can or will yield a positive return. We may use a portion of these funds for the acquisition of complementary businesses, products and technologies. See "Use of Proceeds."


WE MAY NEED TO RAISE ADDITIONAL CAPITAL WHICH MIGHT NOT BE AVAILABLE OR WHICH, IF AVAILABLE, MIGHT ONLY BE AVAILABLE ON TERMS ADVERSE TO PERSONS BUYING SHARES IN THIS OFFERING.


     We expect the net proceeds from this offering, our current cash and cash equivalents and cash from commercial borrowing availability under credit facilities will meet our working capital and capital expenditure needs for at least one year. After that, we may need to raise additional funds, and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. We may also require additional capital for the acquisition of businesses, products and technologies that are complementary to ours. Further, if we issue equity securities, the ownership percentage of our stockholders would be reduced, and the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If we cannot raise needed funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could seriously harm our business, operating results and financial condition.

OUR STOCK HAS BEEN, AND MAY CONTINUE TO BE, VOLATILE, WHICH MIGHT MAKE IT HARD FOR INVESTORS TO SELL THEIR SHARES AT A PREDICTABLE PRICE, OR AT ALL.


     Our common stock has only been trading on a public market since October 6, 1999. The trading price has been, and is likely to continue to be, highly volatile. The market price of our common stock is likely to fluctuate significantly in response to the following factors, some of which are beyond our control:


     /bullet/ Variations in our quarterly operating results;


     /bullet/ Changes in financial estimates of our revenues and operating results by securities analysts;


     /bullet/ Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;


     /bullet/ Loss of or decrease in sales to a major customer or failure to complete significant transactions;


     /bullet/ Additions or departures of key personnel;


     /bullet/ Future sales of our common stock, including sales which dilute existing investors;


     /bullet/ Stock market price and volume fluctuations attributable to inconsistent trading volume levels of our stock;


     /bullet/ General stock market conditions;


     /bullet/ Commencement of or involvement in litigation; and


     /bullet/ Announcements by us or our competitors of key innovations or product introductions.


WE COULD BE SUBJECT TO CLASS ACTION LITIGATION DUE TO STOCK PRICE VOLATILITY, WHICH, IF IT OCCURS, WILL DISTRACT MANAGEMENT, RESULT IN SUBSTANTIAL COSTS AND HARM OUR BUSINESS.


     In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources, which could cause serious harm to our business.


FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.



     After this offering, we will have approximately 19.9 million shares of common stock outstanding. Of these shares, the 3.45 million shares sold in our initial public offering are, and the 3.9 million shares sold in this offering will be, freely tradable without restriction under the Securities Act, except for any shares held by "affiliates" of SmartDisk as that term is defined in Rule 144 of the Securities Act. As of April 30, 2000, approximately 13.7 million of the outstanding shares of common stock were "restricted shares" as that term is defined in Rule 144. In addition, all our executive officers and some of our directors and stockholders, including some selling stockholders, who together, assuming no exercise of the underwriters' over-allotment option, will hold an aggregate of approximately 7.3 million shares of common stock upon completion of the offering, have agreed that they generally will not offer, sell, contract to sell or otherwise dispose of any common stock or any securities that are convertible into common stock for a period of 90 days after the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, none of their shares will be eligible for resale until 91 days after the date of this prospectus. Merrill Lynch, Pierce, Fenner & Smith Incorporated may, at its sole discretion, and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

     As of April 30, 2000, options to purchase 2,450,515 shares of our common stock were outstanding. Should the holders of these options exercise their options, there will be additional shares eligible for sale. In addition, several of our stockholders have the right to require us to file a registration statement to enable them to sell their shares. These include three of our principal stockholders, holders of a majority of the shares of our common stock issued to former management stockholders of VST, holders of a majority of the shares of our common stock issued to former non-management stockholders of VST and holders of shares of our common stock issued to former Impleo stockholders. These and one other stockholder also have the right to require us to include their shares in subsequently filed registration statements. If our stockholders sell substantial amounts of the common stock, including shares issued upon the exercise of outstanding options, in the public market, the market price of our common stock could fall.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements. You can find many of these statements by looking for words like "will," "should," "believe," "expect," "anticipate," "estimate," "intend," "may," "pro forma," "plan" or similar expressions used in this prospectus. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements include, among other things:

     /bullet/ Our anticipated growth strategies, including trends in revenues, costs, gross margins and profitability;

     /bullet/ Our intention to develop, market and introduce new products;

     /bullet/ Anticipated growth of the personal computer and technology industries;

     /bullet/ Anticipated trends in our businesses, including trends in the demand for digital appliances and, therefore, demand for our products;

     /bullet/ Expectations of consumer preferences and desires;

     /bullet/ Future projections of our financial performance;

     /bullet/ Future expenditures for capital projects;

     /bullet/ The emergence of certain competing technologies;

     /bullet/ Potential uses for and applications of our products;

     /bullet/ Our ability to continue to control costs and maintain quality; and

     /bullet/ Other forward-looking statements in the document.

     The forward-looking statements included in the prospectus are subject to risks, uncertainties and assumptions about our company. Our results of operations may differ materially from the forward-looking statements as a result of, among other things, the risk factors described under "Risk Factors." We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.


                       CORPORATE HISTORY AND DEVELOPMENT

     SmartDisk Security Corporation, or SDSC, our predecessor, was incorporated in May 1993. At the time of incorporation, SDSC was 100% beneficially owned by Addison Fischer, the Chairman of SmartDisk's board of directors and SmartDisk's principal stockholder. Upon formation, SDSC entered into a manufacturing license agreement with SmartDiskette Limited, or SDL, the indirect owner of SmartDisk's key patents, which was also controlled by Mr. Fischer. Under this agreement, SDL granted SDSC a license to manufacture, distribute and sell diskettes or diskette connectors relating to the fields of data and computer security, validation, and access control.

     From 1993 to 1995, SDSC exploited the licensed technology on its own behalf. However, in 1996 it entered into an operating agreement with Fischer International Systems Corporation, a data security company also controlled by Mr. Fischer, to provide operating services to enhance, manufacture and sell products using this technology. Under this arrangement, SDSC developed SafeBoot, a software product for computer and network security, as well as SmartDisk's initial Smarty and FlashPath products.

     On March 5, 1997 SmartDisk Corporation was incorporated. Our initial name was "Fintos, Inc." which was changed to "SmartDisk Corporation" in September 1997.

     In January 1998, we entered into an operating agreement with SDSC and Fischer International and commenced operations. Under this operating agreement, we agreed, along with Fischer International, to provide operating services to SDSC and to market and develop SafeBoot, Smarty and FlashPath on behalf of SDSC.

     In February 1998, Phoenix House Investments, LP (Formerly Phoenix House Investments, L.L.C.), an investment company controlled by Mr. Fischer, Fischer International and Toshiba entered into a joint venture agreement which detailed a plan of capital contribution, corporate governance and business strategies for us. Although we commenced operations in January 1998, it was under this strategic arrangement that we received our first significant capital contributions and became the successor-in-interest to SDSC.


     In May 1998, Mr. Fischer contributed his shares of SDSC to Phoenix House in exchange for ownership interests in Phoenix House. Phoenix House was, for a short time, the sole owner of SDSC.


     Before the significant capital contributions discussed below, substantially all outstanding shares of our common stock were owned by our employees or consultants as a result of the exercise of stock options.


     The joint venture arrangement became effective in May 1998, with the following results:


     /bullet/ Toshiba purchased 2,487,500 shares of our common stock, representing approximately 23% of our common stock immediately after the purchase, in exchange for approximately $10.0 million, consisting of a cash payment of approximately $5.0 million and the cancellation of a $5.0 million note which evidenced a prior loan made by Toshiba to us.


     /bullet/ Phoenix House purchased 7,350,000 shares of our common stock, representing approximately 69% of our common stock immediately after the purchase, in exchange for all of the outstanding shares of SDSC.


     /bullet/ Fischer International purchased 150,000 shares of our common stock, representing approximately 1% of our common stock immediately after the purchase, in exchange for trademarks it owned relating to SafeBoot, FlashPath and Smarty.


     /bullet/ SDSC became our wholly owned subsidiary.


     /bullet/ Fischer International, Toshiba, and Phoenix House became our major stockholders.


     In June 1998, SDSC was merged into SmartDisk and the separate corporate existence of SDSC ended.


     In May 1999, Phoenix House and the other stockholders of SDL exchanged all of their SDL shares for 515,500 shares of our common stock. As a result of the exchange, SDL became our wholly-owned subsidiary.



     In March 2000, we acquired VST Technologies, Inc. in exchange for approximately $16.4 million in cash, approximately 1.1 million shares of our common stock and options to purchase approximately 443,000 shares of our common stock at exercise prices ranging from $0.90 to $4.45. Upon consummation of the merger, VST's name was changed to SmartDisk Personal Storage Systems Corporation and it became our wholly owned subsidiary.


     On April 21, 2000, we acquired substantially all of the intellectual property of El Gato Software LLC for approximately $755,000 in cash and approximately 37,000 shares of our common stock. We also retained the services of El Gato's staff of five software developers under two-year consulting agreements.


     On April 28, 2000, we acquired all of the capital stock of Impleo Limited for approximately $200,000 in cash and approximately 125,000 shares of our common stock.

                                USE OF PROCEEDS



     Assuming an offering price of $32.50 per share, we estimate that our net proceeds from the sale of the 2,513,172 shares of common stock that we are offering will be approximately $77.1 million, after deducting estimated offering expenses of approximately $500,000 and underwriting discounts and commissions payable by us. We will not receive any of the proceeds from the sale of common stock by the selling stockholders. We intend to use the net proceeds of this offering for working capital and other general corporate purposes. We have not yet determined the amount of net proceeds to be used for any specific purpose. Therefore, management will have significant flexibility in applying the net proceeds of this offering.



     We may use a portion of the net proceeds to acquire or invest in complementary businesses, products or technologies or to obtain the right to use complementary technologies. We have no agreements or commitments with respect to any acquisition or investment, and are not involved in any negotiations with respect to any transaction.


     Pending use of the net proceeds for the above purposes, we intend to invest the net proceeds of this offering in short-term, interest bearing, investment grade securities.



                          PRICE RANGE OF COMMON STOCK



     Our common stock has been quoted on the Nasdaq National Market under the symbol "SMDK" since October 6, 1999. The following table sets forth for the periods indicated the range of high and low closing sales prices per share of our common stock as reported by the Nasdaq National Market:




                                                               HIGH        LOW
                                                            ---------   ---------
   1999
    Fourth Quarter (commencing October 6, 1999) .........    $55.19      $23.56
   2000
    First Quarter .......................................    $65.13      $24.13
    Second Quarter (through May 8, 2000) ................    $36.50      $16.38



     On May 8, 2000, the last sale price of our common stock, as reported by the Nasdaq National Market, was $32.50 per share. As of April 30, 2000, we had approximately 80 stockholders of record. We believe that the number of beneficial owners of our common stock is in excess of 1,250.




                                DIVIDEND POLICY


     We have never declared or paid any cash dividends on our common stock or other securities and do not anticipate paying cash dividends in the foreseeable future. In addition, our line of credit prohibits the payment of cash dividends.

                                CAPITALIZATION
                       (IN THOUSANDS, EXCEPT SHARE DATA)


   The following table sets forth our capitalization as of December 31, 1999:


     /bullet/ On an actual basis;

     /bullet/ On a pro forma basis to reflect the acquisition of VST; and


     /bullet/ On a pro forma as adjusted basis to reflect the acquisition of VST and the sale of the 2,513,172 shares of common stock offered by this prospectus at an assumed offering price of $32.50 per share, and the application of the net proceeds we will receive from the offering in the manner described in "Use of Proceeds."




                                                                            AS OF DECEMBER 31, 1999
                                                                -----------------------------------------------
                                                                                                   PRO FORMA
                                                                   ACTUAL       PRO FORMA(1)     AS ADJUSTED(2)
                                                                ------------   --------------   ---------------
Cash, cash equivalents and short-term investments ...........    $  45,720       $  30,083         $ 107,177
Stockholders' equity:
 Common Stock, $0.001 par value; 60,000,000 shares
   authorized; 16,072,399 shares issued and 15,991,422 shares outstanding, actual; 17,145,892 shares issued and
   17,064,915 shares outstanding, pro forma; and 19,659,064
   shares issued and 19,578,087 shares outstanding,
   pro forma as adjusted ....................................           16              17                20
 Capital in excess of par value .............................       71,247         140,338           217,429
 Treasury stock .............................................          (58)            (58)              (58)
 Accumulated other comprehensive income .....................          712             712               712
 Notes receivable from officers/employees ...................         (388)           (388)             (388)
 Accumulated deficit ........................................      (21,742)        (21,742)          (21,742)
                                                                 ---------       ---------         ---------
  Total stockholders' equity ................................       49,787         118,879           195,973
                                                                 ---------       ---------         ---------
   Total capitalization .....................................    $  49,787       $ 118,879         $ 195,973
                                                                 =========       =========         =========


----------------

(1) Gives effect to the VST acquisition as if it had occurred as of December 31, 1999. See "Unaudited Pro Forma Financial Data."

(2) Gives effect to (i) our sale of 2,513,172 shares of common stock offered hereby at an assumed public offering price of $32.50 per share (after deduction of the estimated underwriting discount and offering expenses) and the receipt and application of the net proceeds and (ii) the VST acquisition as if each had occurred as of December 31, 1999.


     The table does not reflect the issuance of approximately 99,000 shares of our common stock upon the exercise of options since January 1, 2000, the issuance approximately 37,000 shares of our common stock on April 21, 2000 in connection with the El Gato acquisition or the issuance of approximately 125,000 shares of our common stock on April 28, 2000 in connection with the Impleo acquisition.



     The outstanding share information excludes the following:


     /bullet/ 1,136,750 shares of common stock issuable on exercise of outstanding options as of December 31, 1999 with a weighted average exercise price of $7.19 per share;

     /bullet/ 2,329,000 shares of common stock reserved for grant and issuance under our stock option plans as of December 31, 1999; and

     /bullet/ 80,977 shares of common stock held in treasury as of December 31, 1999.


     This table should be read together with the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and "Management--
Employee Benefit Plans" and the financial statements and the notes included elsewhere in this prospectus.

                     SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



     Our consolidated statements of operations data set forth below for the years ended December 31, 1997, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1998 and 1999 have been derived from audited consolidated financial statements which are in this prospectus. Our consolidated statement of operations data set forth below for the year ended December 31, 1996 and the consolidated balance sheet data as of December 31, 1996 and 1997 have been derived from audited consolidated financial statements which are not included in this prospectus. Our selected financial data as of and for the year ended December 31, 1995, have been derived from unaudited consolidated financial statements, which are not included in this prospectus. The following selected financial data should be read together with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes beginning on page F-1 of this prospectus.



                                                                         YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------------------------------------
                                                      1995           1996           1997          1998          1999
                                                  ------------   ------------   -----------   ------------   ----------
                                                   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
 Product sales ................................     $    316      $     500      $    893       $ 15,038      $37,262
 Research and development revenue .............           --             --            --             --        2,587
 Royalties ....................................           --             --            --            285          470
                                                    --------      ---------      --------       --------      -------
Total revenues ................................          316            500           893         15,323       40,319
Cost of revenues ..............................          486            367           301         12,600       24,820
                                                    --------      ---------      --------       --------      -------
Gross profit (loss) ...........................         (170)           133           592          2,723       15,499
Operating expenses:
 Research and development .....................          331            720         1,412          2,107        5,869
 Sales and marketing ..........................           48              6            12          1,566        1,608
 General and administrative ...................        1,728          3,418         3,184          4,631        6,259
 Impairment loss ..............................           --          7,807            --             --           --
                                                    --------      ---------      --------       --------      -------
Total operating expenses ......................        2,107         11,951         4,608          8,304       13,736
                                                    --------      ---------      --------       --------      -------
Operating income (loss) .......................       (2,277)       (11,818)       (4,016)        (5,581)       1,763
Gain (loss) on foreign exchange ...............           --             --            --            (48)          30
Interest and other income .....................           38             --             8             76          586
Interest expense ..............................           --             --            (1)           (52)         (54)
                                                    --------      ---------      ---------      --------      -------
Net income (loss) before income taxes .........       (2,239)       (11,818)       (4,009)        (5,605)       2,325
Income tax expense (benefit) ..................           --         (2,348)          (45)          (102)       1,367
                                                    --------      ---------      --------       --------      -------
Net income (loss) .............................     $ (2,239)     $  (9,470)     $ (3,964)      $ (5,503)     $   958
                                                    ========      =========      ========       ========      =======
Weighted average shares used to calculate
 earnings (loss) per share amounts:(1)
 Basic ........................................        7,350          7,579         7,739          8,040       10,725
 Diluted ......................................        7,350          7,579         7,739          8,040       13,349
Earnings (loss) per share:
 Basic ........................................     $  (0.30)     $   (1.25)     $  (0.51)      $  (0.68)     $  0.09
 Diluted ......................................     $  (0.30)     $   (1.25)     $  (0.51)      $  (0.68)     $  0.07

                                                                                  DECEMBER 31,
                                                       -------------------------------------------------------------------
                                                           1995           1996          1997          1998         1999
                                                       ------------   -----------   -----------   -----------   ----------
                                                        (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term
 investments .......................................     $     51      $      8      $    330      $  2,920      $45,720
Working capital (deficit) ..........................       (3,579)       (2,191)       (4,753)        2,869       46,108
Total assets .......................................          437           250         1,607        11,136       63,444
Long-term debt (including current portion) .........           --            93           645           648           --
Redeemable common stock ............................           --            --            --         9,992           --
Total stockholders' equity (deficit) ...............       (3,580)       (2,017)       (4,626)       (6,336)      49,787

----------------
(1) Shares used in computing earnings (loss) per share reflect the retroactive adjustment of outstanding shares related to the mergers of SmartDiskette Limited and SmartDisk Security Corporation into SmartDisk, as well as the one-for-four reverse stock split completed in August 1999.

                      UNAUDITED PRO FORMA FINANCIAL DATA



     The following unaudited pro forma combined condensed statement of operations for the year ended December 31, 1999, and the unaudited pro forma combined condensed balance sheet as of December 31, 1999 give effect to the VST acquisition as if it had occurred on (i) January 1, 1999 in the case of the statement of operations and (ii) December 31, 1999 in the case of the balance sheet. These unaudited pro forma combined condensed financial statements are based upon the historical financial information appearing elsewhere in this prospectus.


     The VST acquisition was accounted for as a purchase business combination for financial accounting purposes. The total purchase price of the acquisition was allocated to the tangible and intangible assets and liabilities of VST based upon their respective fair values as of the date of the closing of the acquisition, pending final determination of certain acquired balances. In the opinion of management, the appropriate adjustments have been made to the historical financial statements which are necessary to fairly present the pro forma combined condensed data. These pro forma adjustments are described in the notes accompanying these unaudited pro forma combined condensed financial statements. These unaudited pro forma combined condensed financial statements are provided for information purposes only and do not purport to represent what our results of operations or financial position would actually have been had the transactions in fact occurred at such dates or to project our results of operations or financial position at or for any future date or period.


     These unaudited pro forma combined condensed financial statements and accompanying notes should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes beginning on page F-1 of this prospectus.

                             SMARTDISK CORPORATION

             UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                            AS OF DECEMBER 31, 1999
                                (IN THOUSANDS)




                                                                 HISTORICAL
                                                     --------------------------------
                                                         SMARTDISK           VST             PRO FORMA          PRO FORMA
                                                      CORPORATION(1)   TECHNOLOGIES(2)      ADJUSTMENTS         COMBINED
                                                     ---------------- ----------------- -------------------   ------------
ASSETS
Current assets:
 Cash, cash equivalents and short-term
   investments .....................................    $  45,720         $    797          $  (16,434)(a)     $  30,083
 Restricted cash ...................................        1,050               --                  --             1,050
 Accounts and notes receivable, net ................       10,168           11,178                  --            21,346
 Inventories, net ..................................        1,475           10,799                  --            12,274
 Other current assets ..............................        1,353              166                  --             1,519
 Deferred tax asset ................................           --            1,485                  --             1,485
                                                        ---------         --------          ----------         ---------
Total current assets ...............................       59,766           24,425             (16,434)           67,757
Property and equipment, net ........................        2,623            1,288                  --             3,911
Goodwill and other intangible assets, net ..........          883               --              93,167 (a)        94,050
Deposits and other assets ..........................          172               --                  --               172
                                                        ---------         --------          ----------         ---------
Total Assets .......................................    $  63,444         $ 25,713          $   76,733         $ 165,890
                                                        =========         ========          ==========         =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable ..................................    $   5,330         $  9,122          $       --         $  14,452
 Bank line of credit and discounted notes ..........        4,894            4,500                  --             9,394
 Other accrued liabilities .........................        2,015            1,624               2,975 (a)         6,614
 Income taxes payable ..............................        1,110            1,448                  --             2,558
 Deferred revenue ..................................          308               --                  --               308
                                                        ---------         --------          ----------         ---------
Total current liabilities ..........................       13,657           16,694               2,975            33,326
Deferred income taxes and other ....................           --                5              13,680 (a)        13,685
Redeemable convertible preferred stock .............           --           11,974             (11,974)(a)            --
Stockholders' equity (deficit):
 Common stock ......................................           16                1                  (1)(a)            17
                                                                                                     1 (a)
 Capital in excess of par value ....................       71,247              744                (744)(a)       140,338
                                                                                                69,091 (a)
 Treasury stock, at cost ...........................          (58)              --                  --               (58)
 Accumulated other comprehensive income ............          712               --                  --               712
 Notes receivable from officers/employees ..........         (388)              --                  --              (388)
 Accumulated deficit ...............................      (21,742)          (3,705)              3,705 (a)       (21,742)
                                                        ---------         --------          ----------         ---------
Total stockholders' equity (deficit) ...............       49,787           (2,960)             72,052           118,879
                                                        ---------         --------          ----------         ---------
Total Liabilities and Stockholders' Equity .........    $  63,444         $ 25,713          $   76,733         $ 165,890
                                                        =========         ========          ==========         =========


----------------
(1) Represents the balance sheet for SmartDisk as of December 31, 1999. See our financial statements and notes beginning on page F-2 of this prospectus.

(2) Represents the balance sheet for VST, which we acquired on March 6, 2000, as of December 31, 1999. See VST's financial statements and notes beginning on page F-26 of this prospectus.

                             SMARTDISK CORPORATION

        UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)




                                                               HISTORICAL
                                                   ----------------------------------
                                                       SMARTDISK            VST             PRO FORMA         PRO FORMA
                                                    CORPORATION(1)    TECHNOLOGIES(2)      ADJUSTMENTS        COMBINED
                                                   ----------------  -----------------  -----------------   ------------
Revenues:
 Product sales ...................................      $37,262           $61,526          $      --         $  98,788
 Research and development revenue ................        2,587                --                 --             2,587
 Royalties .......................................          470                --                 --               470
                                                        -------           -------          ---------         ---------
  Total revenues .................................       40,319            61,526                 --           101,845
Cost of revenues .................................       24,820            45,774                 --            70,594
                                                        -------           -------          ---------         ---------
Gross profit .....................................       15,499            15,752                 --            31,251
Operating expenses:
 Research and development ........................        5,869             2,608                 --             8,477
 Sales and marketing .............................        1,608             3,765                 --             5,373
 General and administrative ......................        6,259             2,902                 --             9,161
 Amortization of goodwill and other
   intangible assets .............................           --                --             28,169 (b)        28,169
                                                        -------           -------          ---------         ---------
  Total operating expenses .......................       13,736             9,275             28,169            51,180
                                                        -------           -------          ---------         ---------
Operating income (loss) ..........................        1,763             6,477            (28,169)          (19,929)
Interest and other income (expense), net .........          562              (265)            (1,300)(c)        (1,003)
                                                        -------           -------          ---------         ---------
Net income (loss) before income taxes ............        2,325             6,212            (29,469)          (20,932)
Income tax expense ...............................        1,367                --              1,965 (d)
                                                                                              (6,593)(e)        (3,261)
                                                                                           ---------         ---------
Net income (loss) ................................      $   958           $ 6,212          $ (24,841)        $ (17,671)
                                                        =======           =======          =========         =========
  Earnings (loss) per share--basic ...............      $  0.09                                              $   (1.50)
  Earnings (loss) per share--diluted .............      $  0.07                                              $   (1.50)
Weighted average shares used to calculate
 earnings (loss) per share amounts
  Basic ..........................................       10,725                                1,073 (f)        11,798
  Diluted ........................................       13,349                                1,073 (f)        11,798


----------------

(1) Represents actual results of operations for SmartDisk for the year ended December 31, 1999. See our financial statements and notes beginning on page F-2 of this prospectus.

(2) Represents the actual results of operations for VST, which we acquired on March 6, 2000, for the year ended December 31, 1999. See VST's financial statements and notes beginning on page F-26 of this prospectus.

     NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS


NOTE 1. UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET


     The pro forma combined condensed balance sheet gives effect to the acquisition as if it had occurred on December 31, 1999.



     On March 6, 2000, SmartDisk Corporation acquired all the outstanding shares of VST stock in exchange for approximately 1.073 million shares of SmartDisk common stock and approximately $16.4 million in cash. In addition, SmartDisk issued options to purchase a total of approximately 443,000 shares of SmartDisk common stock in exchange for all issued and outstanding VST options. The following adjustment has been reflected in the unaudited pro forma combined condensed balance sheet.


(a) To reflect cash, common stock and options issued to the shareholders of VST, and applicable purchase accounting entries, including the elimination of VST's common stock, capital in excess of par value and retained earnings. The Company also recorded additional goodwill and a deferred income tax liability associated with separately identified intangible assets.


     Under purchase accounting, the total purchase price of the acquisition was allocated to VST's assets and liabilities based on their relative fair values as of the date of the closing of the acquisition pending final determination of certain acquired balances. The amounts and components of the purchase price along with the allocation of the purchase price to net assets acquired are presented below (in thousands).



                                PURCHASE PRICE



   Cash .............................................    $  16,434
   Common stock .....................................            1
   Capital in excess of par .........................       49,299
   Value of SmartDisk options issued ................       19,792
   Transaction costs ................................        2,975
                                                         ---------
   Total purchase price .............................    $  88,501
                                                         =========
                           NET ASSETS ACQUIRED

   Book value of net tangible assets of VST .........    $   9,551
   Intangible assets:
    Non-compete agreements ..........................       21,300
    Distribution channels ...........................        4,900
    VST trade name ..................................        4,800
    Patents .........................................        2,200
    Workforce in place ..............................        1,000
   Deferred income taxes ............................      (13,680)
   Goodwill .........................................       58,430
                                                         ---------
   Net assets acquired ..............................    $  88,501
                                                         =========

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL
                            STATEMENTS--(CONTINUED)



NOTE 2. UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS


     The pro forma combined condensed statement of operations gives effect to the acquisition as if it had occurred on January 1, 1999.



(b) Adjustment to reflect the amortization of goodwill and other intangible assets resulting from the allocation of purchase price. The pro forma adjustment assumes goodwill and other intangible assets will be amortized on a straight-line basis over the following lives. Historical amortization of goodwill and other intangible assets for SmartDisk has been included in general and administrative expenses.





      Intangible assets:
       Non-compete agreements .........   2 years
       Distribution channels ..........   2 years
       VST trade name .................   2 years
       Patents ........................   3 years
       Workforce in place .............   4 years
      Goodwill ........................   5 years



(c) To reflect an increase in interest expense assuming we borrowed the approximately $16.4 million cash paid to VST security holders at SmartDisk's effective borrowing rate of 8.5% on January 1, 1999 until the date of our IPO at which time we would have paid down the debt. The resulting decrease in cash proceeds would correspondingly decrease interest income associated with cash, cash equivalents and short-term investments.



(d) To reflect income tax expense at a rate of approximately 40% on income earned by VST less pro forma interest expense.



(e) To reflect an income tax benefit at a rate of approximately 40% on amortization expense on separately identified intangible assets.


(f) To reflect the shares issued as consideration for the acquisition.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ TOGETHER WITH OUR FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS INCLUDED IN THIS PROSPECTUS.


COMPANY BACKGROUND


     SmartDisk Corporation was incorporated in March 1997 and commenced operations in January 1998. From May 1993 until May 1998, we conducted operations primarily through our predecessor, SmartDisk Security Corporation, or SDSC. SDSC became a wholly owned subsidiary of SmartDisk in May 1998 and was merged into SmartDisk in June 1998. Moreover, during 1996 and 1997, Fischer International Systems Corporation, a company controlled by our principal stockholder and Chairman of the Board, conducted all of SDSC's operations and development activities pursuant to an operating agreement. Most of our 1996 expenses related to our acquisition and development activities for a product that was eventually abandoned in late 1996. Moreover, in 1997, we were primarily a development stage company with limited revenues. We did not begin to recognize significant revenues from our Smarty and FlashPath products until mid-1998. For additional information, see "Related Party Transactions" and note 1 of the notes to our financial statements.


     On March 6, 2000, we completed our acquisition of VST Technologies, Inc. VST designs, develops, manufactures and markets USB-based flash memory readers and USB and FireWire-based high performance personal storage systems for Windows and Macintosh platforms. Our acquisition of VST will expand our product lines to include advanced FireWire and USB technologies and additionally expand our access to the rapidly growing digital video and digital music markets. In addition, we expect that the acquisition of VST will position us to participate in the market for Apple products. VST's product line includes expansion bay storage devices, such as the Zip 100 drive for Apple, IBM and Fujitsu notebooks, SuperDisk drives for select Apple and IBM notebooks, USB floppy drives, portable FireWire hard drives and a dual flash memory card and rotational media reader, as well as a recently introduced 100 Gigabyte FireWire RAID array.



     We acquired VST for approximately $16.4 million in cash, approximately 1.1 million shares of our common stock and options to acquire approximately 443,000 shares of our common stock with exercise prices ranging from $0.90 to $4.45. VST, a Delaware corporation whose predecessor was incorporated in 1993, is located near Boston, Massachusetts. For the year ended December 31, 1999, VST had gross revenues of approximately $61.5 million, operating income of approximately $6.5 million and net income of approximately $6.2 million. We have accounted for the VST acquisition under the purchase method of accounting. Because of the significant amount of goodwill and other intangible assets which we recognized in respect of the VST acquisition (approximately $93.2 million), the acquisition was dilutive to our stockholders. We will amortize goodwill over five years and the various components of other intangible assets over lives ranging from two to four years.


     On April 21, 2000, we completed our acquisition of El Gato Software LLC. El Gato, a California limited liability company, is located near San Jose, California. El Gato develops and markets USB and FireWire drivers, applications and firmware support for leading personal storage systems, including SmartMedia, CompactFlash, hard drives, Zip drives, floppy drives and optical drives. We use El Gato drivers in our FireWire hard drives, FireWire Zip drives and USB-based products, including our Tri-Media Reader. We acquired substantially all of the intellectual property of El Gato for approximately $755,000 in cash and approximately 37,000 shares of our common stock. We also retained the services of El Gato's staff of five software developers under two-year consulting agreements.


     On April 28, 2000, we completed our acquisition of Impleo Ltd. Impleo, an English corporation established in November 1999, is based in England. Impleo manufactures and markets digital connectivity products and personal storage systems under the Datawise brand. We plan to use Impleo as our primary European distributor. We acquired all of the capital stock of Impleo for approximately $200,000 in cash and approximately 125,000 shares of our common stock.

OVERVIEW


     We design, develop, manufacture and market digital connectivity products and personal storage systems that allow consumers to easily access and exchange digital data. As a result, our products provide consumers with a user friendly way to transfer, store, manage and share digital photographs, video, music, voice and data among digital appliances, personal computers and the Internet. With the growth of digital appliances, such as digital cameras, digital video camcorders, voice recorders and music players, consumers are increasingly using the PC as the "multimedia center" of the home or office. These digital appliances capture digital data on high capacity, reusable flash memory cards that appeal to consumers because of their small size, versatility and portability. Our digital connectivity products and personal storage systems are designed to provide an easy way to transfer, store, manage and share digital data. Our products are designed to cross PC platforms, support most leading media types and use high performance PC interfaces, such as USB and FireWire. Our patented digital connectivity products, such as our FlashPath products for the Toshiba SmartMedia card, SanDisk MultiMediaCard and Sony Memory Stick, as well as Smarty, allow consumers to use the familiar 3.5 inch floppy drive--found on most PCs worldwide--to simplify the exchange of images, music, voice and other digital data between PCs and digital appliances. Our latest digital connectivity product, the Tri-Media Reader, utilizes a USB cable interface to exchange digital data and is intended to address an expanding installed base of PCs with USB cable interfaces. Our personal storage systems include high performance external portable hard disk drives and floppy disk drives for desktop and notebook PCs utilizing USB and FireWire interfaces with the PC, as well as expansion bay disk drives for notebooks. Substantially all of our personal storage systems are compatible with Windows and Macintosh operating systems.


     Our principal digital connectivity products, our FlashPath family of products, are used primarily to transfer images to PCs from digital cameras. We develop and market three FlashPath products, one for each of three different flash memory cards: SanDisk's MultiMediaCard, Sony's Memory Stick and Toshiba's SmartMedia card. These flash memory cards are used in cameras and video camcorders made by a number of leading camera manufacturers, including FujiFilm, JVC, Olympus, Panasonic, Sanyo, Sharp, Sony and Toshiba. During the year ended December 31, 1999, we sold over one million FlashPaths for the SmartMedia card. During the fourth quarter of 1999, we completed development of our first FlashPath product for the Memory Stick and began full-scale production and shipping to Sony for distribution. In the fourth quarter of 1999, we also shipped working samples of our FlashPath product for the MultiMediaCard. We began volume production of FlashPath for the MultiMediaCard in the first quarter of 2000. In the first quarter of 2000, we also introduced a follow-on FlashPath product for new models of Sony's Mavica digital still camera. In January 2000, we introduced a USB Tri-Media Reader which reads and writes to SmartMedia cards, CompactFlash cards and rotational media, such as a
1.44 Mega-byte floppy disk, all in a single USB cable-powered device for both Windows and Macintosh systems. We believe that as consumers embrace the digital lifestyle, the number of applications for flash memory cards will grow. These flash memory cards are designed for applications in "smart" cellular phones, digital still cameras and camcorders, digital audio players, digital voice recorders and video game devices. In addition to our product development efforts with Sony and SanDisk, we also have strategic relationships with a number of key electronics industry participants, including Hitachi, NEC, and Toshiba.


     Our personal storage systems enhance the user's ability to store and manage digital data. Our personal storage systems are compatible with both Windows and Macintosh operating systems and support very high transfer rates, up to 400 Megabits per second and 100 Gigabytes of capacity. Since 1992, we have worked with Apple as an Apple developer. Through this relationship, Apple has provided us access to selected product road maps which has allowed us to focus on new opportunities in the development and engineering of many FireWire and USB systems. Through our strategic relationship with Iomega, we build Iomega Zip drive products for Apple, IBM and Fujitsu. Iomega designs, manufactures and markets disk drives that can be purchased as aftermarket products to be added to PCs and other electronic devices or as a built-in feature incorporated in PCs. In 1999, we were one of the first companies to ship FireWire personal storage systems for both Macintosh and

Windows operating systems, as well as FireWire Zip drives. In the first quarter of 2000, we introduced one of the first 100 Gigabyte portable FireWire RAID arrays.


     Our strategic partners actively participate in the development of our products, provide us with access to leading-edge manufacturing capabilities, and market and/or distribute our products globally.


RESULTS OF OPERATIONS


 SMARTDISK


     In 1997, we were primarily a development stage company with limited revenues. We did not begin to recognize significant revenues from our FlashPath and Smarty products until mid-1998. During 1999 and 1998, substantially all of our product revenues were derived from the sale of our FlashPath product that works with SmartMedia flash memory cards. Moreover, most of our product revenues in 1999 were derived from sales to relatively few OEM customers. FujiFilm and Olympus collectively accounted for approximately 55% of our 1999 revenues, down from 70% in 1998, and our top five customers accounted for approximately 81% of our revenues, down from 93% in 1998. In 1999, on a pro forma basis after giving effect to the VST acquisition, Olympus, FujiFilm and Ingram Micro accounted for approximately 11%, 11% and 22% of our revenues and our top five customers collectively accounted for approximately 58% of our revenues. We expect to continue to depend on sales of our products to relatively few customers, which will continue to account for a significant portion of our net revenues, for the foreseeable future. Although we work closely with the OEMs to forecast sales, we do not have purchase contracts with any of our customers that obligate them to continue to purchase our products, and they could cease purchasing products from us at any time.


     Our operating results fluctuate based on the timing and amount of orders we receive from our customers, which may be tied to seasonal demand for both our digital connectivity products and our personal storage systems, as well as the consumer electronic products manufactured and sold by our OEM customers. Because fluctuations in orders from our major customers could cause our net revenues to fluctuate significantly in any given quarter or annual period, we do not believe that period-to-period comparisons of our financial results are necessarily meaningful and should not be relied upon as an indication of future performance. In addition, historically the average selling prices of our products have declined and we expect that our OEM customers may seek price concessions, which would reduce our average selling prices and our gross margins in the future.



     Our fiscal year ended December 31, 1999 was our first full year of profitability and we were profitable in the third and fourth quarters of 1999. Our net losses in 1998 and 1997 resulted from our significant investment in research and development and in building sales and marketing and general and administrative infrastructure. We expect to continue to invest significantly in research and development related to new digital connectivity products and personal storage systems, as well as marketing and sales activities to support those products. No assurance can be given that the introduction or market acceptance of new products will be successful.



     We purchase a substantial portion of our products from contract manufacturers located in Asia. As a result, a substantial portion of our costs and expenses are denominated in currencies other than the U.S. dollar, primarily the Japanese yen. In addition, approximately 85% of our 1999 revenues were derived from customers located outside the United States, most of which were denominated in yen. See note 1 of the notes to our financial statements for additional information with respect to our foreign operations.


     While most of the transactions and accounts of our United States and Japanese operations are dollar or yen denominated, some accounts are denominated in other currencies. Since the accounting records of our Japanese operations are kept in yen, any non-yen denominated transactions are accounted for in yen at the time of the transaction. Upon settlement of such a transaction, any foreign currency gain or loss results in an adjustment to income. We could be required to denominate our product sales in currencies other than yen in the future, which would make the management of currency fluctuations more difficult and expose us to greater currency risk. Some accounts of our U.S. and Japanese operations are denominated in currencies other than the dollar or yen and are remeasured to the dollar or yen at the end of the accounting period. This remeasurement also results in an adjustment to income. Additionally, the balance sheet accounts of our Japanese operations are translated to dollars for financial reporting purposes and resulting adjustments are made to stockholders' equity. The value of the yen may strengthen or weaken against the dollar, which would impact the value of stockholders' investment in our common stock. The strengthening of the yen against the U.S. dollar in 1999 contributed the most significant portion of the foreign currency translation gain adjustment. This amount is included in accumulated other comprehensive income and shown in the equity section of our balance sheet. We do not currently hedge against foreign currency exposure. The lack of a hedging program exposes us to foreign currency gains and losses.


     Our backlog at December 31, 1999 was approximately $5.4 million, compared to approximately $2.7 million at December 31, 1998. On a pro forma basis after giving effect to the VST acquisition, our backlog at December 31, 1999 was approximately $9.1 million. The increase in backlog of approximately $2.7 million resulted primarily from the year-end introduction of the Memory Stick FlashPath for use with Sony digital appliances and the MultiMediaCard FlashPath which utilizes SanDisk's latest flash memory card. However, a substantial portion of our backlog is typically scheduled for delivery within 60 days. Variations in the size and delivery schedules of purchase orders received by us, as well as changes in customers' delivery requirements, may result in substantial fluctuations in backlog from period to period. Accordingly, we believe that backlog cannot be considered a meaningful indicator of future financial results.


  COMPARISON OF YEARS ENDED DECEMBER 31, 1999 AND 1998


     REVENUES. Total product revenues were approximately $37.3 million for the year ended December 31, 1999 compared to approximately $15.0 million for the year ended December 31, 1998. This increase was primarily attributable to higher sales of our FlashPath for SmartMedia product, which we commercially introduced in mid-1998, and, to a lesser extent, sales of our newest product, FlashPath for the Sony Memory Stick, which we commercially introduced in the fourth quarter of 1999. Foreign sales accounted for 85% of our 1999 revenues, compared to 90% of our 1998 revenues. We expect that the acquisition of VST will significantly increase our revenues for fiscal year 2000.


     Our product revenues from the sale of FlashPath increased from $13.8 million for the year ended December 31, 1998 to $36.4 million for the year ended December 31, 1999. This increase was partially offset by decreases in the sale of our Smarty product from $1.3 million for the year ended December 31, 1998 to $836,000 for the year ended December 31, 1999. As a result of the growth of our FlashPath revenues and the decrease in Smarty sales, Smarty revenues represented less than 3% of product revenues for the year ended December 31, 1999 compared to approximately 9% in the year ended December 31, 1998. Our product revenues from the sale of our FlashPath and Smarty products are recognized at the time of shipment to customers.


     Fiscal year 1999 was the first year that we have had revenues from our research and development efforts. During 1999, we entered into a development agreement with a customer for the development of new products. Upon acceptance of the product by the customer in the fourth quarter of 1999, we recognized approximately $2.6 million in revenue. During the fourth quarter, we entered into an additional research and development agreement with the same customer, which is expected to be completed during the first half of 2000. Our research and development revenue is recognized upon final customer acceptance of our work performed under the terms of the agreement.


     Our royalty revenues consist of royalties earned on the sales of our first product, SafeBoot, which is licensed to and sold by Fischer International, an affiliate. As our FlashPath revenues continue to increase, these royalties represent a smaller portion of our total revenues and have decreased to approximately 1% of our total revenues for the year ended December 31, 1999. Our royalty revenues from the sale of our SafeBoot product increased to $470,000 in the year ended December 31, 1999 as compared to $284,000 in December 31, 1998.


     COST OF REVENUES. Cost of revenues includes the purchased cost of product, packaging, freight and royalties for our FlashPath and Smarty products, the creation of disks for our SafeBoot product and scrap and inventory provisions. Cost of revenues increased to approximately $24.8 million for the year ended December 31, 1999 compared to approximately $12.6 million for the year ended December 31, 1998. This increase in costs was due primarily to the increase in sales of our FlashPath product. With the acquisition of VST, we expect that our cost of revenues will increase significantly next year as we add infrastructure to expand our product offerings, particularly for FireWire and USB products, and support anticipated sales growth.


     GROSS PROFIT. Our gross profit for the year ended December 31, 1999 increased to approximately $15.5 million or 38% of total revenue, compared to approximately $2.7 million or 18% of total revenue for the year ended December 31, 1998. These increases in the gross profit and gross profit percentage are primarily the result of revenue growth and improved margins on our FlashPath product. The improved FlashPath product margins achieved in 1999 are a result of our efforts to reduce our costs per unit. The improved margins also resulted from a favorable mix associated with higher shipments to customers other than our largest OEMs which we intend to continue. Because we expect OEMs to continue to account for a large portion of our sales, we expect gross margins on our FlashPath products to remain relatively consistent with the current level. However, our largest OEM customers may seek price concessions, which could cause a reduction in our gross margins. Another contributor to our improved gross profit in 1999 was the research and development revenue earned under the research and development agreement we have with one of our customers. Without the research and development revenue, our gross margin would be approximately 35% of total revenue. With the acquisition of VST in March 2000, we expect the actual amount of our gross profit to increase next year, however, we anticipate our overall gross margin percentage will decrease. In 1999, VST had a gross margin of 26% of revenues, and on a pro forma basis after giving effect to the VST acquisition, our gross margin was approximately 31%.


     RESEARCH AND DEVELOPMENT EXPENSES. Our research and development expenses consist primarily of salaries and payroll-related expenses for our design and development engineers, as well as prototype supplies and contract or professional services. These expenses increased to approximately $5.9 million, or 15% of revenues, for the year ended December 31, 1999 compared to approximately $2.1 million, or 14% of revenues, for the year ended December 31, 1998. This increase was the result of hiring additional technical personnel, including salaries and related payroll expenses, costs incurred in conjunction with one of our research and development contracts and the outsourcing of product development.


     All of these expenses were incurred to support our development of enhanced versions of our existing FlashPath and Smarty products, as well as our development of our new FlashPath products designed to work with the Sony Memory Stick and the SanDisk MultiMediaCard. We expect that our research and development expenses will continue to increase in connection with the enhancement of our existing FlashPath products and the expansion of the FlashPath line to support additional flash memory card formats. In addition, we expect to incur additional costs as we develop other digital connectivity products to conveniently transfer digital data from competing flash memory cards to existing, non-PC technologies, such as our recently-announced FlashTrax/registered trademark/ product, and other products that support computer interfaces other than the 3.5 inch floppy disk drive, such as our recently-introduced USB Tri-Media Reader.


     VST had research and development expenses of $2.6 million, or 4% of revenues, for the year ended December 31, 1999 to support the development of many of their products. On a pro forma basis after giving effect to the VST acquisition, our 1999 research and development expenses were approximately $8.5 million, or 9% of revenues. We expect our consolidated research and development expenses to increase but represent a decreasing percentage of our total product revenues.

     SALES AND MARKETING EXPENSES. Sales and marketing expenses include salaries, benefits and travel expenses for our sales, marketing and product management personnel in the United States and Japan. These expenses also include other selling and marketing expenditures for items such as trade shows, marketing and promotional programs. Sales and marketing expenses increased by less than $100,000 to approximately $1.6 million for the year ended December 31, 1999 compared to the year ended December 31, 1998. The change from 1998 to 1999 reflects various additional costs incurred in 1998 in connection with the introduction of the FlashPath product for SmartMedia, including salaries and payroll related expenses associated with the opening of our Tokyo, Japan office in March 1998. In connection with the VST acquisition we added approximately 70 new products to our existing product lines. Therefore, we anticipate that the sales and marketing efforts related to these new products will significantly increase our expenses.


     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses include the salaries and related expenses of our executive management, finance, information systems, human resources, legal and administrative functions, as well as lease rental expense, utilities, maintenance expenses, taxes, insurance, legal and accounting professional fees, depreciation and amortization. General and administrative expenses increased to approximately $6.3 million in the year ended December 31, 1999 compared to approximately $4.6 million in 1998. This increase is primarily due to increases in professional services, legal fees and personnel related costs including salaries, bonuses and relocation expenses. We also expect that these expenses will increase significantly in 2000 as a result of the VST acquisition due to the addition of VST's general and administrative expenses. For the year ended December 31, 1999, VST had 46 employees and general and administrative expenses of $2.9 million.


     INTEREST AND OTHER INCOME/INTEREST EXPENSE. Interest and other income includes interest earned on cash balances and gains or losses on foreign exchange. Interest expense is incurred on the bank line of credit in Japan. The average outstanding balance on the line of credit in Japan remained consistent between 1999 and 1998, therefore, interest expense remained consistent between years. The significant component of interest and other income is interest earned on the proceeds from our initial public offering in October 1999.


     Most of our revenues in 1999, as well as related expenses, were denominated in Japanese yen. Gain (loss) on foreign exchange generally reflects the remeasurement of cash and inter-company accounts that are denominated in different currencies into U.S. dollars. We had a gain of approximately $30,000 in 1999 compared to a loss of approximately $48,000 in 1998. See note 1 of the notes to our financial statements for additional information.


     PROVISION FOR INCOME TAXES. We are subject to tax in Japan and a number of other jurisdictions where we do business, including the United States and United Kingdom. These jurisdictions have different marginal tax rates. For the year ended December 31, 1999, we provided for Japanese withholding tax of approximately $585,000 on royalty income from Japan. We also provided for Japanese income tax of approximately $780,000 due to income earned in Japan. As of December 31, 1999 we had a net operating loss carry forward of approximately $1.5 million for United States federal income tax purposes. However, we have provided a valuation allowance to reduce the related deferred tax asset to zero. See note 11 of the notes to our financial statements for additional information. Our effective tax rate in 1999 was 58%. We expect this to improve as a result of the anticipated implementation of proposed tax planning measures; however, any such improvements will be offset by the acquisition of VST.


  COMPARISON OF YEARS ENDED DECEMBER 31, 1998 AND 1997


     REVENUES. Our revenues increased to approximately $15.3 million in 1998 from $893,000 in 1997. This increase was the result of approximately $13.4 million in sales of our FlashPath for SmartMedia product, which was commercially introduced in mid-1998, and increased sales of Smarty of approximately $1.0 million. Substantial shipments of these products did not occur until the first quarter of 1998 for Smarty and the second quarter of 1998 for FlashPath.

     COST OF REVENUES. Cost of revenues increased to approximately $12.6 million for the year ended December 31, 1998 from $301,000 in 1997. This increase in costs was primarily due to the increase in sales of our FlashPath product since substantial shipment of our FlashPath and Smarty products did not occur until 1998. The cost of revenues in 1997 was primarily related to our SafeBoot product.


     GROSS PROFIT. Gross profits increased to approximately $2.7 million in 1998 from approximately $592,000 in 1997. This increase resulted primarily from the market introduction of our FlashPath product in mid-1998. Gross profit as a percentage of revenues decreased to 18% in 1998 compared to 66% in 1997. This decrease was the result of lower overall margins from sales of FlashPath to our major OEM customers at quantity pricing levels. The margins generated in 1997 were unrealistically high and could not be maintained with increases in volume sales to large customers.


     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased to $2.1 million in 1998 from $1.4 million in 1997. The increase was attributable to the hiring of additional technical personnel to support the development of our FlashPath and Smarty products.


     SALES AND MARKETING EXPENSES. Sales and marketing expenses increased to approximately $1.5 million in 1998 from approximately $12,000 in 1997. This increase was due to the hiring of sales, marketing and product management personnel to support our FlashPath and Smarty products, and in particular, the opening of our Tokyo, Japan office in March 1998.


     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to approximately $4.6 million in 1998 from approximately $3.2 million in 1997. This increase was attributable to our hiring of additional executives to support our growth, including executives to staff our Tokyo office, which opened in March 1998.


 VST


     Fiscal 1999 represented VST's second consecutive year of substantial revenue growth and the first year of profitability. Prior to 1999, all of VST's sales consisted of expansion bay storage devices and peripheral power management products for notebook computers. Prior to 1998, all of VST's sales consisted of peripheral products for Macintosh Powerbooks. In 1998, VST successfully launched its notebook Zip drives, diversifying its products for Windows-compatible notebooks. VST's first non-Apple sales in 1998 were from notebook Zip drives sold for IBM ThinkPads, Fujitsu Lifebooks and NEC Versa notebooks. Revenue growth in 1999 was due to VST's successful entry into the desktop marketplace for personal storage systems, as VST began shipping FireWire and USB-based storage devices for Windows and Macintosh desktop platforms. These new FireWire and USB personal storage systems represented approximately 44% of 1999 revenues. Customers purchased most of these desktop peripherals for use with desktops sold by Apple. USB storage devices sold particularly well, accounting for approximately two thirds of VST's sales of new personal storage systems. We expect sales of the FireWire family of products to grow as the number of PCs featuring FireWire ports increases.


     Most of VST's products are sold to domestic customers through the retail distribution channel, consisting of sales to Apple, national and worldwide distributors, mail order and catalog houses, and established retail chain stores. Sales to the retail distribution channel accounted for 74% of 1999 sales and 60% of 1998 sales. VST also sells directly to major OEMs, such as IBM and Fujitsu. VST's sales to OEMs were 15% of 1999 sales and 24% of 1998 sales.


     VST's backlog of orders was approximately $3.7 million at December 31, 1999, compared to approximately $3.0 million in 1998. The increase in the backlog reflects both the higher sales and increased product offerings at the end of 1999 compared to 1998. Since most of VST's customers expect product deliveries shortly after order placement, VST's backlog is usually less than one month's sales. In addition, VST often builds a backlog of orders for new products that have been announced but are not yet shipping.

  COMPARISON OF FISCAL YEARS ENDED DECEMBER 31, 1999 AND 1998


     REVENUES. Revenues for the year ended December 31, 1999 were approximately $61.5 million, an increase of approximately 150% over approximately $24.6 million for the year ended December 31, 1998. The increase in revenue was primarily attributable to sales of the new USB-based personal storage systems, which VST commercially introduced in late 1998, and FireWire-based personal storage systems, which VST commercially introduced in the first half of 1999, and an increase in sales of expansion bay hard drives and SuperDisk drives for use with Apple notebook computers. The increase in sales of expansion bay hard drives and SuperDisk drives was due in part to the fact that Apple began shipping their notebook computers without floppy drives in the expansion bays during 1999, and many Powerbook customers bought VST's SuperDisk drives for the expansion bays in order to have floppy capability. The remainder of the 1999 sales were Zip drives for Apple, Fujitsu, and IBM notebooks and power peripherals sold into the Apple market. Foreign sales accounted for 8% of total 1999 sales, compared to 9% of 1998 sales.


     Revenues from the sale of USB-based personal storage systems increased to approximately $19.0 million for the year ended December 31, 1999 from approximately $100,000 for the year ended December 31, 1998. VST began shipping its first FireWire-based personal storage systems in April 1999, and its product revenues from the sale of these products were approximately $8.0 million for the year ended December 31, 1999. Revenues from the sale of Zip drives, primarily for Apple, IBM, Fujitsu and NEC notebooks, decreased to approximately $20.0 million for the year ended December 31, 1999 from approximately $22.0 million for the year ended December 31, 1998. Product revenues are recognized at the time of shipment to customers.


     COST OF REVENUES. Cost of revenues includes amounts paid to contract assembly houses for purchases of finished assemblies and amounts paid to fulfillment houses for product packaging, handling, storage and shipping services, as well as provisions to product warranty reserves and reserves for excess and obsolete inventory. Cost of revenues increased to approximately $45.8 million for the year ended December 31, 1999 compared to approximately $19.2 million for the year ended December 31, 1998. This increase in costs was due primarily to the increase in sales of products. We expect cost of revenues to increase as we add infrastructure, including tooling, to expand our product offerings. Cost of revenues in 1998 included significant costs due primarily to an approximately nine-month delay in the shipment of VST's first notebook Zip drives resulting from delays in deliveries of Zip mechanisms from VST's supplier.


     GROSS PROFIT. Gross profit margins increased to approximately $15.7 million or 26% of revenues for the year ended December 31, 1999 from approximately $5.4 million or 22% of revenues for the year ended December 31, 1998. The cost of revenue associated with the delayed shipment of VST's first notebook Zip drives adversely impacted 1998 gross margin. Overall gross margin results generally reflect decreasing prices during the life cycle of the product due to competitive dynamics and aging platforms, counterbalanced by higher margins for new products and economies of scale.


     RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of salaries and payroll-related expenses for design and development engineers, as well as prototype supplies and contract or professional services. Research and development expenses increased by approximately 137% to approximately $2.6 million, or 4% of revenues, for the year ended December 31, 1999 compared to approximately $1.1 million, or 5% of revenues, for the year ended December 31, 1998. The increase is primarily attributable to additional engineering personnel and to prototype costs for new product development. The decrease in research and development expense as a percentage of revenue from 1998 to 1999 is attributable to an increase of approximately 150% in revenue. We believe that the continued introduction of new personal storage products with an emphasis on being first-to-market is essential to growth and will require an increase in the absolute dollars spent on research and development.


     SALES AND MARKETING. Sales and marketing expenses include salaries, benefits and travel expenses for our sales, marketing and product management personnel in the United States. These expenses also include other selling and marketing expenditures for items such as trade shows, marketing and promotional programs. Sales and marketing expenses increased to approximately $3.8 million for the year ended December 31, 1999 compared to approximately $2.8 million for the year ended December 31, 1998. The increase is primarily attributable to increased product advertising and promotion, and the additional sales personnel and associated expenses required to achieve $61.5 million sales volume in 1999 compared to the $24.6 million sales volume in 1998.


     GENERAL AND ADMINISTRATIVE. General and administrative expenses include the salaries and related expenses of executive management, finance, information systems, human resources, legal and administrative functions, as well as lease rental expense, utilities, maintenance expenses, insurance, legal and accounting professional fees, depreciation and amortization. General and administrative expenses increased to approximately $2.9 million for the year ended December 31, 1999 compared to approximately $2.2 million for the year ended December 31, 1998. The increase is primarily attributable to additional operating and clerical personnel, additional compensation related to performance-based bonus programs, additional executive travel and general increases in most other administrative expenses.


     INTEREST AND OTHER EXPENSE. Interest and other expense includes interest on the outstanding balance of VST's line of credit and convertible demand notes and a loan from strategic partners. Interest expense was approximately $261,000 in 1999 compared to approximately $473,000 in 1998. Although the average outstanding balance on VST's line of credit was higher in 1999 than in 1998, interest expense in 1998 also included interest on convertible demand notes that converted to equity in December 1998 and a note payable to a vendor that was paid in full during December 1998.


     INCOME TAXES. Through fiscal 1998, VST had not been profitable since its inception, and had accumulated a net operating loss carryforward to be used to offset future taxable income. Although VST reported over $6.0 million of pre-tax income in 1999, VST did not record any income tax expense due to the net operating loss carryforward VST had accumulated. However, VST recorded a current income tax liability of $1.5 million at December 31, 1999, and also recorded a deferred tax asset of $1.5 million to recognize the estimated future effects of temporary differences between the carrying value of assets for financial reporting and tax reporting purposes. VST recognized this deferred tax asset in 1999 due to the belief that it was more likely than not that VST would be able to realize this asset.


  COMPARISON OF FISCAL YEARS ENDED DECEMBER 31, 1998 AND 1997


     REVENUES. Revenues for the year ended December 31, 1998 were approximately $24.6 million, an increase of approximately 224% over the approximately $7.6 million for the year ended December 31, 1997. The increase in revenue was primarily attributable to sales of Zip drives for Apple, Fujitsu, and IBM notebooks, which VST began shipping in small quantities during November 1997. The remainder of VST's sales in 1997 were non-Zip expansion bay storage devices and power peripherals sold into the Apple market, primarily through master distributors, catalog/mail order houses, and retail resellers. In addition, foreign sales accounted for 9% of total 1998 sales, compared to 22% of 1997 sales, as VST phased-out its line of notebook magneto optical drives sold in Japan.


     Revenues from the sale of USB-based personal storage systems, which VST introduced in late 1998, were approximately $100,000 for the year ended December 31, 1998. Revenues from the sale of notebook Zip drives increased to approximately $22.0 million for the year ended December 31, 1998 from approximately $1.5 million for the year ended December 31, 1997. Revenues from the sale of non-Zip expansion bay storage devices and power peripherals decreased to approximately $3.0 million for the year ended December 31, 1998 from approximately $6.0 million for the year ended December 31, 1997.


     COST OF REVENUES. Cost of revenues increased to approximately $19.2 million for the year ended December 31, 1998 compared to approximately $6.2 million for the year ended December 31, 1997.

The increased costs were primarily due to the increase in sales of products and an approximately nine-month delay in the shipment of VST's first notebook Zip drives resulting from delays in deliveries of Zip mechanisms from VST's supplier.



     GROSS PROFIT. Gross profit margins increased to approximately $5.4 million or 22% of revenues in 1998 from approximately $1.5 million or 19% of revenues in 1997. Cost of revenue associated with the delayed shipment of VST's first notebook Zip drives adversely impacted 1998 gross margins. Excluding the effect of these costs, gross profit margins decreased to 26% in 1998 from 27% in 1997. VST's 1997 sales mix included a greater percentage of higher margin power products than the lower margins associated with the notebook storage drives that dominated the 1998 sales mix. Overall gross margin results generally reflect decreasing prices during the life cycle of the product due to competitive dynamics and aging platforms, counterbalanced by higher margins for new products and economies of scale.


     RESEARCH AND DEVELOPMENT. Research and development expenses decreased by approximately 6% to approximately $1.1 million or 5% of revenues for the year ended December 31, 1998 compared to approximately $1.2 million or 15% of revenues for the year ended December 31, 1997 due in part to research and development funding from strategic partners in 1998. This decrease in research and development expense as a percentage of revenue from 1997 to 1998 was attributable to an increase of approximately 224% in revenue.


     SALES AND MARKETING. Sales and marketing expenses increased to approximately $2.8 million for the year ended December 31, 1998 compared to approximately $2.2 million for the year ended December 31, 1997. The increase was primarily attributable to the increased infrastructure required to support VST's approximately $24.6 million sales volume in 1998 compared to supporting an approximately $7.6 million sales volume in 1997. The increased infrastructure included additional leased space, additional sales, customer and technical support personnel, and the increased depreciation from the supporting computer equipment, office furniture and fixtures.


     GENERAL AND ADMINISTRATIVE. General and administrative expenses increased to approximately $2.2 million for the year ended December 31, 1998 compared to approximately $1.4 million for the year ended December 31, 1997. The increase is primarily attributable to the increased infrastructure required to support VST's higher sales volume in 1998 compared to 1997.


     INTEREST AND OTHER EXPENSE. Interest expense was approximately $457,000 in 1998 compared to approximately $348,000 in 1997. Increase in interest expense in 1998 was primarily the result of interest on convertible demand notes issued in September and October 1998 and interest on a loan from strategic partner. A higher average balance on VST's bank line of credit during 1998 compared to 1997 also contributed to the higher interest expense.


     INCOME TAXES. Through fiscal 1997, VST had not achieved profitability and had accumulated a net operating loss carryforward to be used to offset future taxable income.


QUARTERLY RESULTS


     The following table sets forth unaudited quarterly operating data for each of the eight quarters ended December 31, 1999. In the opinion of management, these data have been prepared substantially on the same basis as the audited financial statements appearing elsewhere in this prospectus, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the data. However, our operating results have fluctuated significantly in the past and we expect that they will continue to fluctuate in the future. Future fluctuations may be a result of a variety of factors, including the timing and amount of orders we receive from our customers, reductions in average selling prices, the timing and level of our research and development expenditures, the availability of manufacturing capacity necessary to make our products. In addition, this historical data does not include the financial performance of VST which we acquired in

March 2000. Therefore, we believe that period-to-period comparisons of our historical results are neither meaningful nor predictive of our future performance. The quarterly data should be read together with the financial statements and the notes to those statements appearing elsewhere in this prospectus.


                                                                      THREE MONTHS ENDING
                               -------------------------------------------------------------------------------------------------
                                  MARCH        JUNE     SEPTEMBER    DECEMBER      MARCH        JUNE     SEPTEMBER    DECEMBER
                                   31,         30,         30,          31,         31,         30,         30,          31,
                                   1998        1998        1998        1998         1999        1999        1999        1999
                               ----------- ----------- ----------- ------------ ----------- ----------- ----------- ------------
                                                                    (DOLLARS IN THOUSANDS)
Revenues .....................  $    532    $  3,440     $ 4,889     $  6,462    $  5,507     $ 8,486    $ 11,463     $ 14,863
Gross profit .................        91         629       1,520          483         836       2,886       4,495        7,282
Gross profit margin ..........        17%         18%         31%           7%         15%         34%         39%          49%
Total operating expenses .....     1,297       2,205       2,187        2,615       2,831       3,037       3,548        4,320
Operating income (loss) ......    (1,206)     (1,576)       (667)      (2,132)     (1,995)       (151)        948        2,961
Net income (loss) ............  $ (1,189)   $ (1,540)    $  (690)    $ (2,084)   $ (1,967)    $  (189)   $    702     $  2,412

     As a result of our extremely limited operating history, we do not have historical financial data for a significant number of periods on which to base planned operating expenses. Our expense levels are based in part upon our expectations concerning future revenue and, to an extent, are fixed. Quarterly revenues and operating results depend substantially upon the timing and amount of orders we receive from our relatively small number of customers, which may be tied to seasonal demand for both our digital connectivity products and our personal storage systems, as well as the consumer electronic products manufactured and sold by our OEM customers. Accordingly, the cancellation or delay of customer orders, or the loss of a significant customer, could have a material adverse effect on our business. We may be unable to adjust spending for our research and development or other activities in a timely manner to compensate for any unexpected revenue shortfall, and any significant shortfall in revenue in relation to our expectations would have an immediate adverse effect on our business, results of operations and financial condition.


     Due to the above factors, quarterly revenues and results of operations are difficult to forecast, and we believe that period-to-period comparisons of our operating results are neither meaningful nor predictive of future performance. In one or more future quarters our results of operations may fall below the expectations of securities analysts and investors. In that event, the trading price of our common stock would likely be materially adversely affected.


LIQUIDITY AND CAPITAL RESOURCES


                                                                          DECEMBER 31,
                                                              -------------------------------------
                                                                  1998          1999       % CHANGE
                                                              ------------   ----------   ---------
                                                                     (DOLLARS IN THOUSANDS)
Cash, cash equivalents and short-term investments .........     $  2,920      $45,720     1,466%
Working capital ...........................................     $  2,869      $46,108     1,507%
Stockholders' equity (deficit) ............................     $ (6,336)     $49,787         *

----------------
* not meaningful


     During 1997, we financed our operations principally through loans payable to related parties. During 1998 and 1999, we financed our operations and repaid loans outstanding through short-term borrowings and the sale of equity securities in private placements with several strategic investors including Hitachi, NEC, Rohm, Toshiba and Yamaichi. In October 1999, we completed an initial public offering of our common stock which raised capital in the amount of $39.14 million.


     VST financed its operations and met its capital requirements since its inception in 1993 primarily through private placements of common and preferred stock, convertible demand notes from existing investors and loans from strategic partners, and from working capital lines of credit with commercial banks.

     We maintain a line of credit under which we may borrow up to $5 million. Any amounts borrowed under this line of credit bear interest at 2% over the 30-day LIBOR rate and are secured by substantially all of the assets of the Company. This line of credit expires on December 15, 2000. We have not borrowed against this line of credit and we have no current plans to borrow any amounts under this line of credit.


     Our Japanese branch has a line of credit with maximum borrowing capacity of approximately $2.9 million, or 295 million yen. The facility, which has no fixed term, is secured by a time deposit and accounts receivable. The branch maintains a time deposit with the bank that had a balance at December 31, 1999 of approximately $1.0 million. We may borrow up to 90% of this amount. The credit agreement corresponding to the time deposit collateral is renewable automatically on May 31, 2000. In addition, accounts receivable of up to $2 million, or 200 million yen, of specified trade customers may be used as additional collateral. The credit agreement corresponding to the accounts receivable collateral is renewable automatically on January 31, 2001. The interest rate on borrowings under the credit facility is 1.38% per year. The outstanding balance under the line of credit was approximately $2 million, or 200 million yen, as of December 31, 1999 compared to approximately $0.9 million at December 31, 1998.



     The Japanese branch also discounts certain short-term promissory notes received from trade customers with the bank. Bank borrowings collateralized by promissory notes totaled approximately $2.9 million, or 302 million yen, at December 31, 1999 and approximately $1.4 million, or 160 million yen, at December 31, 1998.


     Net cash used in operating activities was approximately $0.2 million for the year ended December 31, 1999 as compared to approximately $6.0 million and $4.1 million for the years ended December 31, 1998 and 1997. Net cash used in operating activities in 1999 was due to increases in accounts and notes receivable of approximately $6.7 million, prepaid expenses and other current assets of approximately $0.9 million. These amounts were partially offset by approximately $1.0 million of net income and increases in accounts payable of approximately $1.6 million, accrued expenses of approximately $2.4 million and deferred research and development revenues of approximately $0.3 million. At December 31, 1999, approximately $6.3 million, or 62%, of our trade receivables, substantially all of which related to sales to Asian OEMs, were subject to extended payment term arrangements secured by promissory notes. This is a normal business practice in Asia, particularly in Japan, and, in these cases, credit terms generally ranged from 90 to 150 days. The OEMs are required to pay for the products that they order from us and which we deliver to them whether or not they ultimately resell the products. Product returns are contractually required only for defective products and, to date, returns have been negligible. In addition, our allowance for doubtful accounts at December 31, 1999 was minimal in relation to the value of the accounts receivable, but we believe it to be adequate because the majority of our revenues are derived from sales in Japan to "blue chip" customers, who either secure the accounts receivable with a promissory note or have historically consistently paid without default. Since a substantial portion of our revenues and receivables are denominated in yen, the longer our Japanese receivables remain outstanding, the greater the risk to our stockholders of an impairment of their investment due to a deterioration of the yen relative to the U.S. dollar.


     Net cash used for VST's operating activities in 1999 was approximately $1.7 million, compared to $2.8 million during 1998. Cash used for operating activities in 1998 was primarily for funding receivables growth and its operating loss. VST also invested in approximately $1.2 million of new property and equipment during 1999 compared to approximately $0.6 million during 1998. VST total assets grew from $8.5 million at December 31, 1998 to $25.7 million at December 31, 1999. VST leveraged the growth in assets primarily through supplier trade debt and bank debt. VST's trade debt increased by $5.7 million while the bank debt increased by $3.0 million in 1999.


     Net cash used in investing activities was approximately $30.2 million for 1999 compared to $2.1 million in 1998 and $0.3 million in 1997. The most significant use of cash in 1999 was for the purchase of short-term investments with a portion of the proceeds from our initial public offering in October 1999. Cash was also used for capital expenditures, primarily the acquisition of production equipment for the manufacture of our products in Japan.


     Net cash provided by financing activities was approximately $46.6 million in 1999 compared to $10.4 million in 1998 and $4.8 million in 1997. This was primarily attributable to approximately $43.8 million in proceeds from private sales and the initial public offering of our common stock, as well as, approximately $2.6 million in net borrowings under our line of credit with a Japanese bank.


     During 1998 VST raised approximately $4.4 million in cash from the issuance of convertible demand notes and its Series C preferred stock, including the conversion of $663,000 of notes payable from 1997. The approximately $483,000 balance of a loan from a strategic partner was paid in full during 1998. All outstanding convertible demand notes converted into shares of Series C preferred stock on December 23, 1998.


     On October 6, 1999, we completed our initial public offering. We realized net proceeds of approximately $39.14 million from the sale of 3,450,000 shares of our common stock, including 450,000 shares issued upon the exercise of the underwriters' over allotment option, at an initial public offering price of $13.00 per share after deducting underwriting discounts and commissions of approximately $3.14 million and offering expenses of approximately $2.57 million.



     The net proceeds from our initial public offering have been invested in cash, cash equivalents and short-term investments. In early March 2000, in connection with the acquisition of VST, we paid $19.0 million dollars in purchase price consideration and other acquisition related costs. Following the acquisition, we funded VST's current operations with approximately $3.0 million and repaid the balance of approximately $4.3 million of VST's line of credit, which is secured by a security interest in substantially all of VST's assets, including all of its intellectual property. As of March 31, 2000, no amounts were outstanding under this line of credit. We plan to use the net proceeds from this offering and the remaining net proceeds from our initial public offering for general corporate purposes, including working capital and capital expenditures, as well as potential acquisitions of technology and businesses. The use of the proceeds from our initial public offering does not represent a material change in the use of proceeds described in our prospectus dated October 5, 1999.



     We believe that the net proceeds of this offering, along with our cash and cash equivalents, short-term investments, credit facility and the remaining net proceeds of the initial public offering, will be sufficient to meet our working capital and anticipated capital expenditure needs for at least the next 12 months. We may need to raise additional capital if we expand more rapidly than initially planned, to develop new or enhanced products and/or services, to respond to competitive pressures or to acquire complementary products, businesses or technologies. The capital, if needed, may not be available or may not be available on terms acceptable to us.


YEAR 2000 ISSUES


     The "Year 2000 Issue" refers generally to the problems that some software may have in determining the correct century of the year. Many existing electronic systems, including computer systems, use only the last two digits to refer to a year. Therefore, these systems may recognize a date using "00" as 1900 rather than the year 2000. If not corrected, these electronic systems could fail or create erroneous results when addressing dates on and after January 1, 2000.


     In 1999, we completed our remediation and testing of hardware and software systems to assess their Year 2000 readiness. Our costs associated with Year 2000 compliance have been minimal, and, therefore, these costs have not been accounted for separately. To date, we have not experienced any material adverse effect on our business or operations as a result of any Year 2000 Issues. In addition, we have not deferred any material information technology projects or equipment purchases as a result of our Year 2000 activities. However, we believe that it is not possible to determine with complete certainty that all Year 2000 Issues affecting us have been identified or corrected. If we, our customers, our providers of hardware and software or our third-party computer network providers fail to remedy any Year 2000 Issues, the reasonably likely worst case scenario would be a disruption in the supply of our products from our subcontractors or an interruption of our research programs, which could have a material adverse affect on our business, financial conditions and results of operations. Presently we are unable to quantitatively estimate the duration and extent of any such disruption or interruption, or estimate the effect such disruption or interruption may have on our future revenue. However, we believe that the impact of any Year 2000 Issue on the supply of our products or on our research programs will be limited to our ongoing operations. We do not expect that any historical data will be affected.



MARKET RISK


     We do not currently use derivative financial instruments. We currently place our marketable security investments in high-quality credit instruments, primarily U.S. Government obligations and corporate obligations with contractual maturities of less than two years. We do not expect any material loss from our marketable security investments and, therefore, believe that our potential interest rate exposure is not material.


RECENT ACCOUNTING PRONOUNCEMENTS



     In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition." This bulletin established guidelines for revenue recognition and is effective for periods beginning after March 15, 2000. We do not expect the adoption of the guidelines required by SAB No. 101 to have a material impact on our financial condition or results of operations.



     In June 1998, the Financial Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133, as amended by SFAS No. 137, will be effective for our financial reporting beginning in the first quarter of fiscal 2001. SFAS No. 133 will require us to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for gains and losses from changes in the fair value of a particular derivative will depend on the intended use of the derivative. We do not expect the adoption of SFAS No. 133 to have a material impact on our results of operations or financial position.

                                   BUSINESS


OVERVIEW


     We design, develop, manufacture and market digital connectivity products and personal storage systems that allow consumers to easily access and exchange digital data. As a result, our products are designed to provide consumers with a user friendly way to transfer, store, manage and share digital photographs, video, music, voice and data among digital appliances, personal computers and the Internet. With the growth of digital appliances, such as digital cameras, digital video camcorders, voice recorders and music players, consumers are increasingly using the PC as the "multimedia center" of the home or office. These digital appliances capture digital data on high capacity, reusable flash memory cards that appeal to consumers because of their small size, versatility and portability. Our digital connectivity products and personal storage systems provide an easy way to transfer, store, manage and share digital data. Our products are designed to cross PC platforms, support most leading media types and use high performance PC interfaces, such as USB and FireWire. Our patented digital connectivity products, such as our FlashPath products for the Toshiba SmartMedia card, SanDisk MultiMediaCard and Sony Memory Stick, as well as Smarty, are designed to allow consumers to use the familiar 3.5 inch floppy drive - found on most PCs worldwide - to simplify the exchange of images, music, voice and other digital data between PCs and digital appliances. Our latest digital connectivity product, the Tri-Media Reader, utilizes a USB cable interface to exchange digital data and is intended to address an expanding installed base of PCs with USB cable interfaces. Our personal storage systems include high performance external portable hard disk drives and floppy disk drives for desktop and notebook PCs utilizing USB and FireWire interfaces with the PC, as well as expansion bay disk drives for notebooks. Substantially all of our personal storage systems are compatible with Windows and Macintosh/registered trademark/ operating systems.


     Our principal digital connectivity products, our FlashPath family of products, are used primarily to transfer images to PCs from digital cameras. We develop and market three FlashPath products, one for each of three different flash memory cards: SanDisk's MultiMediaCard, Sony's Memory Stick and Toshiba's SmartMedia card. These flash memory cards are used in cameras and video camcorders made by a number of leading camera manufacturers, including FujiFilm, JVC, Olympus, Panasonic, Sanyo, Sharp, Sony, and Toshiba. During the 12-month period ended December 31, 1999, we sold over one million FlashPaths for the SmartMedia card. During the fourth quarter of 1999, we completed development of our first FlashPath product for the Memory Stick and began full-scale production and shipping to Sony for distribution. In the fourth quarter of 1999, we also shipped working samples of our FlashPath product for the MultiMediaCard. We began volume production of FlashPath for the MultiMediaCard in the first quarter of 2000. In the first quarter of 2000, we also introduced a follow-on FlashPath product for new models of Sony's Mavica digital still camera. In January 2000, we introduced a USB Tri-Media Reader which reads and writes to SmartMedia cards, CompactFlash cards and rotational media, such as a 1.44 Mega-byte floppy disk, all in a single USB cable-powered device for both Windows and Macintosh systems. We believe that as consumers embrace the digital lifestyle, the number of applications for flash memory cards will grow. These flash memory cards are designed for applications in "smart" cellular phones, digital still cameras and camcorders, digital audio players, digital voice recorders and video game devices. In addition to our product development efforts with Sony and SanDisk, we also have strategic relationships with a number of key electronics industry participants, including Hitachi, NEC, and Toshiba.


     Our personal storage systems enhance the user's ability to store and manage digital data. Our personal storage systems are compatible with both Windows and Macintosh operating systems and support very high transfer rates, up to 400 Megabits per second and 100 Gigabytes of capacity. Since 1992, we have worked with Apple as an Apple developer. Through this relationship, Apple has provided us access to selected product road maps which has allowed us to focus on new opportunities in the development and engineering of many FireWire and USB systems. Through our strategic relationship with Iomega, we build Iomega Zip drive products for Apple, IBM and Fujitsu. Iomega designs, manufactures and markets disk drives that can be purchased as aftermarket products to be added to PCs and other electronic devices or as a built-in feature incorporated in PCs. In 1999, we were one of the first companies to ship FireWire personal storage systems for both Macintosh and Windows operating systems, as well as FireWire Zip drives. In addition, in the first quarter of 2000, we introduced one of the first 100 Gigabyte portable FireWire RAID array. In recognition of our technological innovation, in 1999 we received the Pinacor Best of Show Award and the IBM Technologies Group Achievement Award for our FireWire hard drive.


     Our strategic partners actively participate in the development of our products, provide us with access to leading-edge manufacturing capabilities, and market and/or distribute our products globally.


INDUSTRY OVERVIEW


     Consumer lifestyles are being transformed by the increasing use of digital information in the home and workplace. Individuals increasingly rely upon PCs, computer networks and the Internet to access digital information for entertainment and productivity purposes. The proliferation of PCs in both the home and office, as well as the growth of Internet use, has led to widespread consumer familiarity with the storage, manipulation, transfer and management of digital data. In addition, the convergence of advanced consumer electronic products, PCs and the Internet offers consumers the opportunity to personalize, exchange, store and manage digital data generated from a wide range of sources. This convergence has precipitated greater demand for connectivity and data storage and management.


     In recent years, digital computing and processing have expanded beyond the boundaries of desktop computer systems to include a broader array of sophisticated consumer electronic products. These products, often referred to as digital appliances, include digital still cameras, digital voice recorders, digital camcorders, digital music players, electronic photo albums, personal digital assistants and "smart" phones. We believe that approximately 18 million of these types of digital appliances were shipped in 1999, and we believe that this number will grow to approximately 78 million by 2002. One of the most popular digital appliances today is the digital camera. Approximately 5 million digital cameras were shipped in 1999, and we believe that this number will grow to approximately 15 million by 2002.


     A major challenge created by the digitization of audio and video is the increasing need for portable mass storage devices for the PC and high performance interfaces, such as USB and FireWire, to connect these storage devices to the PC. MP3 and other compression methods, voice recognition software, video movies, video conferencing, the Internet, digital video cameras and digital still camera images have all driven the digitization of audio and video. For example, one hour of digital video requires approximately 14 Gigabytes of memory and one hour of MP3 near-CD quality music requires approximately 60 Megabytes of memory.


     As a result of their high performance capabilities, USB and FireWire interfaces are quickly beginning to be installed on new desktop and notebook PCs. For example, most new PCs, including all Apple PCs, feature USB ports. In addition, FireWire ports have recently started to appear on PCs from Compaq, Dell, Gateway, Sony and NEC, and all of Apple's Macintosh CPUs except the entry-level iBook.


     USB is a high performance PC interface technology that is replacing low to medium speed CPU interfaces such as serial ports, which are generally used for mice, keyboards, floppy disk drives and tablets. FireWire is Apple's trade name for Institute of Electrical and Electronics Engineering, or IEEE, 1394, a high speed PC interface that is replacing SCSI and parallel interfaces, which are generally used for digital appliances, hard disk drives and Zip drives.

     The following table depicts the relationship among digital applications, storage technologies and capacities and transfer technologies.



     TRANSFER TECHNOLOGY          APPLICATION       STORAGE TECHNOLOGY     STORAGE CAPACITY
----------------------------- ------------------ ------------------------ ------------------
                                                        RAID Array        100 GB        High

       FireWire; USB 2.0             Video         Large Hard Disk Drive  25 GB

             SCSI                                 Medium Hard Disk Drive  6 GB

                                                          DVD RAM

           USB 1.1                   Music                 CD RW          650 MB

                                                           LS120                      Medium

   Electronic Parallel Port                              ZIP Drive        100 MB

                                 Still Images
     Floppy Disk Emulation           Data            Floppy Disk Drive    1.4 MB
                               Electronic Books
                                     Voice

                                                                                         Low


 -
 MB denotes Megabyte; and GB denotes Gigabyte. Cable transfer rates are generally stated in Megabits, while drive capacities and drive transfer rates are generally stated in Megabytes or Gigabytes.



     One of the principal challenges to connectivity between digital appliances and PCs is the variety of non-standardized flash memory cards available in the market today. Flash memory cards are the miniature devices used by many of the emerging digital appliances to store digital data. There are currently five major removable flash memory cards, none of which has emerged as an industry standard and none of which is compatible or operable with any of the others:


     /bullet/ the Toshiba SmartMedia card;


     /bullet/ the SanDisk CompactFlash card;


     /bullet/ the SanDisk MultiMediaCard;


     /bullet/ the Sony Memory Stick; and


     /bullet/ the SanDisk, Toshiba and Matsushita Secure Digital (SD) Card.


     A second major challenge to connectivity between digital appliances and PCs is the current lack of convenient connection methods. While consumers' use of digital appliances is becoming increasingly popular, the inherent difficulty of connecting digital appliances to PCs due to non-conforming interfaces continues to be a major barrier to widespread acceptance. As a result, we believe that the continued growth of the consumer-oriented digital appliance market will depend in large part upon the ability of users to conveniently transfer stored digital data which is captured by digital appliances. The popularity of the PalmPilot was also largely fueled by the ability of consumers to easily connect and transfer data to and from their PCs. Therefore, one of the principal challenges faced by manufacturers of other consumer digital appliances is the interface between their appliances and PCs or other digital appliances.

     There are currently a number of interfaces used to transfer data from digital appliances to personal computers:


     /bullet/ Cable interfaces that connect to serial ports, parallel ports, USB and FireWire; and


     /bullet/ Non-cable interfaces such as infrared interfaces, Personal
              Computer Memory Card International Association, or PCMCIA, and floppy disk drive slots.


     We believe that serial port and parallel port interfaces have disadvantages that make them less desirable for use with consumer-oriented digital appliances. Those interfaces require the use of cumbersome cables and limited PC peripheral ports, which are frequently dedicated to connecting the PC to devices such as printers, scanners, modems and other peripherals. In addition, direct digital appliance-to-PC connections via serial or parallel port consume the appliances' battery power and render the appliances unusable while data is being transferred.


     While USB and FireWire solutions utilize direct cable connection, they do not have the same limitations of serial or parallel port interfaces. In general, USB and FireWire have the ability to provide a direct source of power to the digital appliance and therefore do not drain the appliances' batteries. Moreover, USB and FireWire interfaces allow much faster data transfer rates than their traditional serial or parallel port alternatives, can accommodate numerous serial devices and offer hot-plug and plug-n-play connections so that storage devices can be connected and disconnected without shutting down or restarting the PC. In addition, while many of the current installed base of desktop PCs worldwide are not equipped with USB or FireWire ports, most new computers are shipped with USB or FireWire support. Similarly, some of the non-cable interfaces have inherent limitations. For example, while virtually all portable PCs being sold today contain a PCMCIA slot or infrared interface as a standardized feature, we believe that neither the PCMCIA slot nor the infrared interface is generally available on desktop computers.


THE SMARTDISK SOLUTIONS


     We design, develop, manufacture and distribute easy-to-use, portable and low cost devices that facilitate data exchange, manipulation and storage among digital appliances, PCs and the Internet. Our products include our FlashPath flash memory card readers, USB Tri-Media Reader, Smarty smart card readers, external portable hard disk drives and floppy disk drives for desktop and notebook PCs, as well as expansion bay disk drives for notebook PCs. Our products are available for both Windows and Macintosh operating systems, allowing the OEMs that market our consumer products to reach a large installed base of potential users. Our current and planned digital connectivity products and personal storage systems are designed to offer the following principal benefits:


     EASE OF USE. Our products are easy to use and install. FlashPath transfers digital data to the PC through the familiar and ubiquitous 3.5 inch floppy disk drive. This widely recognized format reduces consumer intimidation frequently created by new technologies, facilitating the adoption of our products and various consumer-oriented digital appliances. A consumer using a digital camera removes the flash memory card that serves as the camera's digital film, places that flash memory card into our FlashPath product, and then inserts the FlashPath into the PC's 3.5 inch floppy disk drive. While the flash memory card stores the digital images captured by the digital camera, FlashPath easily transfers the digital images from the flash memory card to the PC. The consumer can then use the PC to edit and print the image, add sound or text, transmit the image over the Internet or incorporate the image in advertisements, newsletters, reports or other documents produced using the PC. Our USB Tri-Media Reader reads and writes to flash memory cards, as well as rotational media such as floppy disks, allowing consumers to use a single flash memory card reader to transfer digital data from multiple digital appliances, flash memory cards and/or rotational media at a rapid transfer rate. Our personal storage systems address the needs of today's consumers: portability, user friendliness, reliability and seamless integration with the computer's operating system, or plug-n-play. Our personal storage systems also offer our proprietary product-specific software that enhances the user's experience, further differentiating our products from competitors' offerings.

     PRODUCTS COMPATIBLE WITH MULTIPLE MEDIA. We believe that our established ability to design products that support competing flash memory cards is critical because of the lack of flash memory industry standards. Our FlashPath product is designed to transfer digital data, images and audio from the Toshiba SmartMedia card, the Sony Memory Stick, and the SanDisk MultiMediaCard to a standard 3.5 inch floppy disk drive. Our USB Tri-Media Reader also supports the SanDisk CompactFlash card and the Toshiba SmartMedia card. Our ability to design products compatible with multiple media is enhanced by our strategic relationships with the three leading manufacturers of flash memory storage cards--SanDisk, Sony and Toshiba. By supporting various media, we will be able to address the data transfer needs of purchasers of existing and emerging digital appliances that use different flash memory cards. In addition, our Smarty product supports various smart card formats. Our personal storage systems also support most leading rotational storage media, including hard disk drives, floppy disk drives, Iomega Zip drives and Imation SuperDisk drives. They can also store high quality digital still images and video movies and digital music due to their ability to support very high transfer rates of up to 400 Megabits per second and 100 Gigabytes of capacity.



     VERSATILE. Our products can be used with a variety of PC hardware platforms and software environments. Our driver software is included with our products and can also be downloaded free of charge from the Internet. The software enables our products to operate with Windows 95, Windows 98, Windows NT, Windows 2000, NEC Windows and Macintosh operating systems. As a result, the same FlashPath that is used to transfer images from one digital camera to a Microsoft-based PC can be used to transfer images from another digital camera to an Apple computer. Similarly, the same FlashPath that is used to transfer images may also be used to transfer voice, images and other digital data from a variety of digital appliances that use the same flash memory card. The versatility of our products will become more important as consumers increasingly rely on flash memory cards to store and transfer digital data where traditional memory storage devices such as floppy disks are inadequate due to capacity or form factor constraints. Our personal storage systems are also compatible with both Windows and Macintosh operating systems.


     INDEPENDENT POWER SOURCE. Unlike serial and parallel port cables, our flash memory and smart card reader products do not rely upon a digital appliance's power source to transfer digital data from a flash memory card to a PC. For example, our FlashPath and Smarty products run on two replaceable batteries and our USB Tri-Media Reader uses the PC's power source. Our USB-based and FireWire-based personal storage systems also utilize the PC's power source rather than the appliance's power supply. This is important because digital appliances, such as digital cameras, consume significant amounts of power and require frequent battery replacement or recharging. Products that use serial or parallel cable interfaces quickly drain power from digital appliances, making those competing products less attractive.


BUSINESS STRATEGY


     Our strategy is to use our proprietary technologies to:


     /bullet/ Establish our connectivity solutions as the industry standard for the transfer of data among digital appliances, PCs and the Internet by strengthening our position as a technological and market leader; and


     /bullet/ Bring our personal storage systems quickly to market with industry leading solutions that emphasize ease of use and portability and therefore capitalize on the growth of the PC as the "multimedia center" of the home or office.


     Key elements of this business strategy are to:


     CAPITALIZE ON TECHNOLOGY EXPERTISE TO EXPAND OUR PRODUCT OFFERINGS. We have developed extensive expertise, intellectual property and core capabilities in digital connectivity, personal storage systems and flash memory card and smart card technologies. We intend to capitalize on our technology base, partnerships and patents to design, develop and market a broad range of digital connectivity and personal storage systems that can operate across a variety of flash memory products, hardware platforms and software environments. In addition, we are using our technology expertise, patents and trade secrets to develop application-specific, non-PC based devices that will permit flash memory cards to be used with other existing technologies, such as our recently announced FlashTrax/registered trademark/ product which enables conventional audio cassette players to play MP3-formatted music downloaded from the Internet or copied from an existing CD collection to a flash memory card.


     EXPAND CUSTOMER AND STRATEGIC INDUSTRY RELATIONSHIPS. We have formed strategic relationships with a number of leading consumer product OEMs and other key industry participants, including Apple, FujiFilm, Hitachi, IBM, JVC, NEC, Olympus, Panasonic, SanDisk, Sony and Toshiba. We intend to continue to develop long-term alliances with a diversified base of OEMs and other industry participants in additional consumer electronics segments. We believe that these relationships provide significant operating leverage and a number of other important benefits:


     /bullet/ Many of our OEM customers advertise, promote, package, sell and distribute our products under some of the world's most recognized brand names. OEM customers that perform some of or all of these activities include Apple, FujiFilm, Hitachi, JVC, Olympus, Polaroid, SanDisk, Sharp, Sony and Toshiba. As a result, we have access to extraordinary market strength without the need to invest heavily in our own marketing programs and distribution infrastructure.


     /bullet/ Our product development relationships have provided access to flash memory card and PC manufacturers early in the design phase of their product development process. This has allowed us to anticipate these manufacturers' future technological requirements and to develop long-term relationships across a number of products and through multiple product generations. In addition, these partners have assisted with engineering and design for manufacturability, which helps ensure that mechanical and electrical considerations are integrated into a total systems approach to achieve a high quality and cost-effective product.


     MAINTAIN MEDIA, INTERFACE AND PLATFORM NEUTRALITY. We are using our flexible technology architecture and core capabilities to create connectivity and personal storage products that enable consumers to use all leading flash memory cards and rotational media. There is a rapidly growing number of digital appliances that use competing flash memory technologies, none of which we currently expect to become an industry standard. We are committed to maintaining media neutrality to enable users of various leading flash memory technologies to transfer data quickly and easily among devices that use different flash memory card formats, as well as to support all of the leading rotational media with our personal storage systems, including hard disk drives, floppy disk drives, Iomega Zip drives and Imation SuperDisk drives.



     PROMOTE BRAND AWARENESS OF OUR PRODUCTS. It is critical that we obtain ultimate consumer acceptance of and demand for our products independent of sales that occur in conjunction with sales of our OEMs' products. To this end, we intend to build upon our initial success by promoting the FlashPath and Smarty brand names, as well as the SmartDisk name wherever possible. We are able to benefit from the powerful advertising and promotion of our products by the OEMs while simultaneously building our brand identity. In addition, we intend to expand our use of advertising and other marketing programs designed to promote our brand and enhance brand awareness. We also intend to increase distribution channels for our products by promoting direct sales via the Internet and through retailers. Recently, we formed a strategic relationship with Tech Data Corporation, a leading global provider of information technology products and logistics services. Under our arrangement, Tech Data will distribute our FlashPath for SmartMedia to its customers, which we believe is an important first step toward our goal of enhancing the penetration of our digital connectivity products throughout retailers worldwide.



     EMPHASIZE USER-FRIENDLY PRODUCTS. We are committed to capitalizing on our patent portfolio of user-friendly digital connectivity products and personal storage systems that offer seamless integration with the PC's operating system to enable consumers to conveniently transfer and store images, music, voice and other types of digital data among consumer electronic devices, the Internet and PCs, including portable personal storage systems.


     CAPITALIZE ON FIRST-TO-MARKET ADVANTAGES. Our focus is on technologies and market segments where we can maximize the first-to-market advantages provided by our technical expertise to provide various connectivity and storage solutions to the needs presented by the proliferation of digital appliances. Our products are developed using a building block approach which leverages previously developed technologies. This ability to modify and extend our existing base of technologies to yield new product offerings, allows us to rapidly respond to industry developments, provides first-to-market advantages and reduces development costs for future products. To augment the time-to-market advantages provided by our building block approach, we also draw on the substantial capabilities of an extensive list of development partners including major OEMs, key component suppliers, manufacturers, and firms that specialize in rapid prototyping. We have also developed an expertise in compact packaging techniques and driver integration for our personal storage systems that also provide first-to-market advantages. We intend to use these first-to-market advantages to lengthen our product life cycles and increase our market share. Our internal processes and external relationships are tightly integrated, and are designed to enable us to rapidly develop products from design stage to commercial launch. For example, in 1996 we completed the development of a miniaturized, portable Zip drive for the Macintosh PowerBook in less than 6 weeks. In 1997, we introduced one of the first miniaturized SuperDisk and Zip drive products for the IBM ThinkPad series of notebook computers. In 1998, we were the largest OEM provider of Iomega Zip drives for notebooks, and shipped product to Fujitsu, Apple Computer and IBM. In 1999, we remained one of the largest OEM providers of Iomega Zip drives.


     Our products have won many industry awards including the following:

       Best of Show, MacWorld EXPO 1996 for our Zip drive for PowerBook

       Windows Sources Stellar Award, April 1998 for our Zip100

       MacAddict Freakin Awesome Award, October 1999 for our FireWire hard drive

       Pinacor Best of Show Award, November 1999 for our FireWire hard drive

       Wired for 3D Editors Choice Winner, 1999 for our FireWire hard drive

       IBM Technologies Group, 1999 Achievement Award, for our FireWire hard drive


PRODUCTS


     Our products are designed to easily transfer digital data among digital appliances, PCs and the Internet and to store and manage that digital data.


  DIGITAL CONNECTIVITY PRODUCTS


     FLASHPATH PRODUCTS. FlashPath is a solid state electronic device in the shape of a 3.5 inch floppy diskette. It works in any standard 3.5 inch floppy drive found in most PCs today. The current principal use of our FlashPath product is to transfer images from digital cameras to PCs. Digital cameras use flash memory cards as film. After the flash memory card captures and stores images, the flash memory card is removed from the camera and is placed into FlashPath. FlashPath is then inserted into the PC's floppy disk drive and the images are transferred to the PC. With the aid of readily available software, the consumer may then edit the images, add text, graphics or sound, or mail the images over the Internet. Because FlashPath transfers images from the camera to the PC without using cables or PC peripheral ports and without any hardware installation, the consumer has a device that is familiar, easy to use, not intimidating and transportable among multiple PCs. FlashPath uses our proprietary driver software provided with our products and available free of charge from the Internet. Our driver software enables our products to operate with Windows 95, Windows 98, Windows NT, Windows 2000, NEC Windows and Macintosh operating systems.

     Our current FlashPath products transfer images from digital cameras using the SmartMedia, MultiMediaCard, and Memory Stick flash memory cards. A number of manufacturers use these flash cards in their digital cameras, including Agfa, FujiFilm, JVC, Olympus, Ricoh, Sanyo, Sharp, Sony and Toshiba. In addition, we expect that these FlashPath adapters will support other applications, including digital audio players, "smart" cellular phones, camcorders and voice recorders. We expect that these new applications will enable us to reach new markets and new customers. In addition, we are developing a new consumer-oriented product that is designed to allow flash memory cards to be used with an existing, non-PC technology.


     USB-BASED DIGITAL CONNECTIVITY PRODUCTS. Our recently introduced USB Tri-Media Reader reads and writes to SmartMedia, Compact Flash and 3.5-inch floppy disks in a single USB cable-powered device. This product is designed to be extensible to other flash memory cards, such as the SanDisk MultiMediaCard and the Sony Memory Stick. It is compatible with both Windows and Macintosh operating systems.


  PERSONAL STORAGE SYSTEMS


     EXPANSION BAY STORAGE DEVICES. We market floppy disk drives, Iomega Zip drives, Imation SuperDisk drives and hard drives to OEMs for inclusion in the expansion bays of IBM, Apple and Fujitsu notebooks. We design, manufacture and ship Zip drives to IBM for their most recent three models of high performance ThinkPad notebooks, including the model 600, 600E and 570 lines. In addition, we also market products for other ThinkPad product lines with an UltraBay under the "ThinkPad Proven" certification logo. We are a leading supplier of notebook Zip drive products and we sell both the 100 Megabyte and 250 Megabyte Iomega FireWire Zip drives. In addition, we provide many personal storage systems for the expansion bays of the Apple PowerBook line, including the Iomega Zip drive, the Imation SuperDisk drive, a DVD-ROM drive and a recently introduced CD-R/W. SuperDisk drives read and write to either a SuperDisk 120 MB removable storage cartridge or a standard 3.5 inch floppy diskette.



     USB-BASED PRODUCTS. We offer USB hard drives and floppy disk drives that are compatible with both Windows and Macintosh operating systems. They operate seamlessly with the PC's operating system, offering hot-plug and plug-n-play connections so that storage devices can be connected and disconnected without shutting down or restarting the PC. Our portable external USB floppy disk drive is one of the highest volume products for all Macintosh CPUs in the U.S. and addresses the need of Macintosh users for floppy capability since Apple no longer includes floppy disk drives in its PCs. Our USB floppy disk drive is very compact and light weight, and requires no external power supply. Our line of 6 and 12 Gigabyte USB ultra-slim hard drives, weighing approximately 6.5 ounces, are among the smallest, lightest and most portable products in their class. Our 6, 12, 18 and 25 Gigabyte USB/

FireWire combination drive offers both USB and FireWire interfaces in a single device, while maintaining the ultra-compact footprint, light weight and plug-n-play ease of use. We believe that this personal storage system is one of the industry's best for backup and portability for large volumes of digital data.



     FIREWIRE-BASED PRODUCTS. We offer FireWire hard drives, floppy disk drives and Zip drives. Our line of 4 to 25 Gigabyte ultra-slim FireWire hard drives provide the fastest data transfer rates of any portable storage device. We believe that these drives have great appeal to the mobile user of digital video cameras. We also market a line of full-height FireWire hard drives in various capacities up to 37 Gigabytes. Our FireWire cardbus card allows users to plug these devices into notebooks that do not yet have FireWire ports. Substantially all of these products are compatible with both Windows and Macintosh operating systems. Our FireWire hard drives combine portability, modularity and FireWire connectivity to offer high performance, mobile storage solutions. Reflecting our expertise in the notebook market, our ultra-slim FireWire hard drives are compact and truly portable with the smallest measuring only 3" x 5.5" x 0.7" and weighing as little as 6.5 ounces. The full-height FireWire drives address the demand for larger capacities for a variety of digital video, audio and multimedia applications. Our FireWire hard drives offer not only hot-plug and plug-n-play functionality, but also transfer speeds of 12 to 25 Megabytes per second, fast enough for digital video recording and playback. These drives do not require an AC power adapter since they are efficient enough to be powered by the FireWire connection. When our FireWire hard drive is connected to the computer with a single FireWire cable, the drive interacts with the computer's operating system, automatically configures itself, and mounts to the desktop. This allows the user to easily transport our FireWire hard drive in a shirt pocket from the "home office" to the "work office" with all operating systems, applications, and document files intact.


     Our recently introduced 100 Gigabyte FireWire RAID array offers even higher storage capacity than standard large hard disk drives. It also offers transfer speeds of up to 35 Megabytes per second, fast enough to capture and store live digital video. In the first quarter of 2000, we introduced a line of 250 Megabyte Iomega FireWire Zip drives.


  OTHER


     Our Smarty product enables smart cards to store and retrieve information through a PC's floppy disk drive, thereby eliminating the need for dedicated smart card reader peripherals. Like our FlashPath products, the Smarty product is a solid state electronic device the size of a 3.5 inch floppy disk, is powered by two replaceable batteries and requires no external power source, cable connections or hardware installation. A user simply places the smart card into Smarty, inserts Smarty into the 3.5 inch floppy disk drive and connects with the smart card application. Smart cards are typically used to store information such as medical information, digital money and security codes. Accordingly, smart cards can serve as personal identification, a credit card, a mass transit pass and as a cash substitute for purchases at stores or over the Internet.


     We also offer a line of power management products such as power adapters, smart-chargers and long-life, lithium-ion batteries for the Macintosh PowerBook series.



     In March of this year, we announced the development of a patented technology, called FlashTrax, that enables conventional audio cassette players, particularly those installed in automobiles, to play MP3-formatted music downloaded from the Internet or copied from an existing CD collection to a flash memory card. FlashTrax resembles a conventional audio cassette but has a slot that accepts a removable flash memory card on which digital audio files are stored. We recently demonstrated the FlashTrax technology in a working prototype model that uses MultiMediaCard flash memory cards.


     We are also currently developing driver and applications software called Media Manager which is designed to enhance consumers' ability to manage digital information, including information stored and transferred from many of our products.



TECHNOLOGY


     Since our inception, we have focused our research and development efforts in the area of digital connectivity on designing and developing products that facilitate the transfer of data from digital appliances using flash memory cards and smart cards to PCs. We have been actively involved in all aspects of this development process, including the development of a proprietary technology architecture which supports all of our FlashPath and Smarty products and can be used as the basis for new products. We believe that our patents provide substantial proprietary protection relating to the transfer of digital data through floppy disk interfaces. We also believe that we have developed particular expertise in driver technologies, product design and product development of USB-based and FireWire-based personal storage systems.



     Another element of our business strategy is to enter into strategic alliances without licensing our proprietary digital connectivity technology to OEMs. Our strategic alliances with Hitachi, NEC, SanDisk, Sony and Toshiba began with their initial inquiries to license our FlashPath technology. Those preliminary overtures developed into more extensive dialogues and the exchange of information that permitted us to better demonstrate our technology platform, proprietary rights and research, design and development expertise. We believe that the broad scope of our strategic alliances with these leading industry participants demonstrates the appeal and strength of our proprietary technology. Many of these alliances have led to equity investments and cooperative development arrangements.


     DIGITAL CONNECTIVITY. Our digital connectivity products are compatible with a broad range of hardware platforms and software environments. Our floppy disk drive interface architecture builds upon key elements of our technology, including digital and analog ASICs, driver software and key mechanical components, and allows us to develop products that support different flash memory cards and smart cards. In addition, we believe that this architecture improves reliability, decreases time to market and lowers new product development costs. For example, the development of our FlashPath product for SmartMedia flash memory cards took approximately 18 months from determining product feasibility to commencing commercial production, while the time for the development of our products for the SanDisk MultiMediaCard and Sony Memory Stick was shortened to less than 12 months. We are also utilizing our core technological capabilities to develop products that conveniently transfer digital data from competing flash memory cards to existing, non-PC technologies, such as our recently announced FlashTrax product which enables conventional audio cassette players to play MP3-formatted music downloaded from the Internet or copied from an existing CD collection to a flash memory card, as well as products that support computer interfaces other than the 3.5 inch floppy disk drive, such as our recently introduced USB Tri-Media Reader which utilizes a USB cable interface to the PC, rather than a floppy disk drive.


     The technology comprised in our digital connectivity product offerings consists of five key components:


     /bullet/ FLASH MEMORY OR SMART CARD READ/WRITE SYSTEM. This proprietary system uses the central processing logic to store data on and retrieve data from the flash memory card in the product.


     /bullet/ DIGITAL ASIC. Our proprietary digital ASIC prepares the digital data to be retrieved from the flash memory, encodes it and sends it to the analog ASIC. The digital ASIC also decodes data from the analog ASIC for use with the flash memory or smart card read/write system.


     /bullet/ ANALOG ASIC. Our proprietary analog ASIC converts the digital data to analog signals for retrieval from the flash memory card.


     /bullet/ CENTRAL PROCESSING UNIT. This unit consists of an industry standard microprocessor, memory and other processing logic to control the functions of the digital and analog ASICs and the flash memory or smart card read/write system.



     /bullet/ DRIVER SOFTWARE. Our proprietary driver software enables our products to operate with a variety of commonly installed PC operating systems such as Windows and Macintosh.



     PERSONAL STORAGE SYSTEMS. Our personal storage systems are compatible with a broad range of hardware platforms and software environments, as well as with both Windows and Macintosh operating systems. Our Macintosh-compatible hard drives also include key features, such as encryption, password protection, boot capability and partitioning features. We were one of the first manufacturers to ship with all of these features integrated into our Macintosh-compatible products. Our FireWire hard drives were also one of the first-to-market in the Macintosh platform and also the first to be certified by Microsoft for Windows 98SE and 2000.


     USB is a high performance PC interface technology that is replacing low to medium speed CPU interfaces such as serial ports. USB interfaces offer data transfer speeds of up to 12 Megabits per second, as compared to one or two Megabits per second for traditional serial ports. USB interfaces are used for mice, keyboards, floppy disk drives and tablets. FireWire is Apple's trade name for

IEEE 1394, a high speed PC interface that is replacing SCSI and parallel interfaces. Other manufacturers may adopt the IEEE 1394 standard under their own trade names, such as Sony's iLink. Sony and Apple are currently licensing these trade names at no charge. FireWire interfaces offer data transfer speeds of up to 400 Megabits per second, as compared to 50 Megabits per second for traditional SCSI and parallel ports. FireWire interfaces are used for digital appliances, hard disk drives and Zip drives. Both USB and FireWire are intelligent serial buses that can support new digital appliance hot-plug and plug-n-play connections so that storage devices can be connected and disconnected without shutting down or restarting the PC. USB and FireWire can also accommodate multiple devices connected to the PC, up to 127 in the case of USB and 63 in the case of FireWire, as compared to one or two for serial and parallel interfaces and seven for SCSI interfaces. Furthermore, USB-based and FireWire-based personal storage systems may be powered directly from the USB or FireWire cable, eliminating the need for external power adapters.


     We expect IEEE 1394 to become a new standard for connecting high-speed serial devices to CPUs, replacing the parallel and SCSI interfaces. Speeds in the 1 Gigabit range are expected in 2001, which makes FireWire conducive even to internal interfaces such as hard drives. Multiple CPUs can be connected to a single FireWire device, allowing multiple computers to share the same digital video camera for the first time. FireWire is also much more user-friendly than Small Computer System Interface, or SCSI. The device drivers are loaded automatically and there are no bulky cables, terminators or SCSI ID switches that must be set. FireWire also employs a memory bus architecture that allows peripherals to communicate directly with each other, without burdening the host. Software drivers are loaded automatically, simplifying the user experience. In addition, we expect next generation technologies, including high-end Digital Subscriber Line, or DSL, and cable modems, to be supported with FireWire.


     We introduced one of the first personal storage systems utilizing a FireWire RAID array in January 2000, and volume production is scheduled for the second quarter of 2000. This FireWire RAID array product is a very compact, high capacity, high-performance system of proprietary hardware and software in which four large hard disk drives are arrayed in a series and connected to the PC through a FireWire cable interface. This array format multiplies the drive's data capacity to 100 Gigabytes, compared to 32 Gigabytes for standard large hard disk drives, and the drive's data transfer rate to 35 Megabytes per second compared to 12 Megabytes per second for standard large hard disk drives, enabling it to store and manage live digital video. The FireWire RAID array also uses battery operation for portability. We believe that our FireWire RAID array is especially useful in that it is one of the only currently available personal storage systems that takes full advantage of the very high data transfer speeds of FireWire cables, which currently reach 400 Megabits, or 40 Megabytes, per second. We believe that there are significant opportunities in professional and consumer digital still image, digital video capture and editing and also potential Internet server-related applications for this future product.


     The technology comprised in our FireWire personal storage product offerings consists of five components:


     /bullet/ FIREWIRE-BASED POWER SOURCING. An embedded, integrated and wide range power supply allows our FireWire drives to run from FireWire bus power, so no external power supply is required.


     /bullet/ DIGITAL BRIDGE ASIC. This device is an ASIC bridge that allows high performance transmission of digital data from the disk drive to the FireWire cable. We currently license this technology and the firmware from LSI Logic.


     /bullet/ FIREWIRE DRIVERS. We design and own separate and integrated drivers for all of our FireWire products. These drivers provide a high level of integration to the operating system and, we believe, allow more flexibility and features than those found on competitive products.


     /bullet/ FIREWIRE APPLICATIONS. We offer the first fully integrated
              FireWire formatting, utility, benchmarking and updated application for FireWire products. This application provides performance improvements, data security and protection.


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

     /bullet/ INTEGRATED RAID FAMILY OF PRODUCTS. Our FireWire storage systems can be embedded into a RAID array system that we expect to ship in the second quarter of 2000. This hardware and software solution allows individual FireWire drives to be used together to achieve higher data transmission, or striping, and for data protection, or mirroring.


     DEVELOPMENT EFFORTS. During the remainder of 2000 and in 2001, we expect that our development efforts will be primarily focused on the following initiatives:


     /bullet/ Expanding our FlashPath product line to support the SD flash memory card and new operating systems, such as Millenium and Linux;


     /bullet/ Expanding our USB reader product line to support other flash memory cards;


     /bullet/ Introducing new, audio products that will allow flash memory cards to be used with existing non-PC technologies;


     /bullet/ Expanding our USB product line to support the faster USB 2.0 standard;


     /bullet/ Expanding our FireWire product line to support the FireWire RAID array and software;


     /bullet/ Further reducing our product costs;


     /bullet/ Enhancing product performance; and


     /bullet/ Media management software.


MARKETING, CUSTOMERS AND STRATEGIC RELATIONSHIPS


     SALES AND MARKETING. We market and sell our products primarily through a combination of OEMs, distributors and resellers. We sell our current flash memory products to OEMs, including FujiFilm, JVC, Olympus, Panasonic, Ricoh, SanDisk, Sanyo, Sharp, Sony, and Toshiba. These OEMs compete in some of the fastest growing segments of the electronics industry, including digital cameras, digital audio players and digital camcorders. We sell a portion of our personal storage systems to OEMs such as IBM, which sells several of our products under the "Options By IBM" program. In addition, we sell our personal storage system products to Apple which, in turn, distributes them on a consignment basis to their customers. Most of these sales are made through the Apple Web Store, where our products may be configured and ordered along with a Macintosh CPU.


     Often, both the OEM's brand name and our FlashPath trade name appear on the product packaging. As a result, we benefit from the powerful advertising and promotion of our products by the OEMs without having to incur significant additional marketing expenses. For example, our products have been featured in OEM advertisements in major publications, including THE WALL STREET JOURNAL, TIME MAGAZINE and USA TODAY.


     The marketing of our FlashPath product with FujiFilm's, Olympus' and Sony's digital cameras illustrates the cooperative relationships we have with some of our customers. Their marketing campaigns have emphasized the convenience of using the FlashPath product to transfer digital photographs to the PC. We believe that our FlashPath adapter is one of the key reasons that many of the top selling digital cameras in the world use Toshiba's SmartMedia card. We shipped more than one million FlashPath for SmartMedia units during the 12-month period ended December 31, 1999 largely as a result of our customers' extensive market penetration.



     Recently, we formed a strategic relationship with Tech Data Corporation, a leading global provider of information technology products and logistics services, to distribute some of our flash memory products. Under our arrangement, Tech Data will distribute our FlashPath for SmartMedia to



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

its customers, which we believe is an important first step toward our goal of enhancing the penetration of our digital connectivity products throughout retailers worldwide. We market and sell most of our personal storage systems through distributors and resellers. Ingram Micro and Pinacor handle our distribution to the vast majority of our U.S. resellers. We sell our personal storage systems to the major catalog and mail order houses with Micro Warehouse as our largest customer of the group. We also sell directly to end users such as CompUSA, Inc. and Fry's Electronics, Inc.


     We support the marketing activities of our customers with a dedicated product manager for each of our principal product lines. In addition, we support their sales efforts through sales training courses, public relations activities, trade shows and industry education programs. We also employ marketing communications personnel to develop packaging, brochures and other collateral materials.


     We market and sell our Smarty product to financial institutions and other service providers who promote Smarty to their customers as part of their smart card-based programs. Our Smarty customers include ABN Amro Bank (The Netherlands), Bally Gaming, Bank of America, la Caixa Bank (Spain), Hitachi and Visa-related banks in Latin America. Bank of America, for example, distributes Smarty to some of its corporate customers for use in making secure electronic funds transfers. Visa distributes Smarty with its Platinum card in some Latin American regions for use in authenticating permitted access to restricted areas on the Visa Platinum website.


     In addition to catalogs, we promote our products through print and Web advertising. Some of the OEMs with whom we have developed or manufactured products prohibit us from marketing those products outside of their own marketing programs. Our Web-based sales, though modest, have grown steadily since we implemented the capability on our site. We have also been featured in many ads and technical write-ups in the press and magazines.



     As of April 30, 2000, we had 23 full-time employees engaged in sales and marketing activities. We also use the services of Japan-based dealers to serve as our agents in connection with sales to OEMs based in that country. Those intermediaries generally mark up the selling price to the OEM purchaser by approximately 3% to 4%. Our customers generally place orders for our products on an as-needed basis, with no long-term commitments. We also sell our personal storage systems through a manufacturing representative organization.



     STRATEGIC RELATIONSHIPS. An important element of our business strategy is to develop strategic relationships with industry participants that can assist us in the development of new products, provide us with access to leading-edge manufacturing capabilities and market and distribute our products globally. This approach allows us to concentrate our resources on our core expertise of product design and development, reduces our capital requirements and generally provides a high degree of operating leverage. In addition, our close relationships with flash memory card manufacturers, PC manufacturers, and consumer product OEMs frequently provide insight into the current and future needs of these companies, enabling us to design specific products to meet these needs. OEMs frequently distribute our flash memory products in connection with the distribution of their consumer electronic products. Similarly, other OEMs frequently distribute our personal storage systems in connection with the distribution of their premium products. As a result, we believe that these strategic relationships allow us to take advantage of OEMs' direct sales organization, distributors and manufacturers' representatives. We evaluate potential collaborative arrangements on an ongoing basis and intend to continue to pursue additional strategic relationships.


     Set forth below are brief descriptions of some of our strategic relationships:


     APPLE COMPUTER. Apple has led the industry in forging transitions to new interface technologies, such as USB, FireWire and Airport, or IEEE 802.11. Since 1992, we have worked with Apple as an Apple developer. Through this relationship, Apple has provided us access to selected product road maps, which has allowed us to focus on new opportunities in the development and engineering of many FireWire and USB systems. We sell these products to Apple which, in turn, distributes them on


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

a consignment basis to their customers. Most of these sales are made through the Apple Web Store, where our products may be configured and ordered along with a Macintosh CPU. In addition, we provide many personal storage systems for the expansion bays of Apple's PowerBook line, including the Iomega Zip drive, the Imation SuperDisk drive, a DVD-ROM drive and a recently introduced CD-R/W.


     IBM. We design, manufacture and ship Zip drives to IBM for their most recent three models of high performance ThinkPad notebooks, including the model 600, 600E and 570 lines. We build these under the IBM logo. In addition, we also market products for other ThinkPad product lines with an UltraBay under the "ThinkPad Proven" certification logo, which IBM sells under the "Options By IBM" program. We have also developed Imation SuperDisk products for certain ThinkPad lines. Separately, IBM's Storage Division also provides components for many of our notebook, USB and FireWire products.


     IOMEGA CORPORATION. Through a strategic relationship with Iomega, we build Iomega Zip drive products for Apple, IBM and Fujitsu. Iomega designs, manufactures and markets disk drives that can be purchased as aftermarket products to be added to PCs and other electronic devices or as a built-in feature incorporated in PCs. We are one of Iomega's leading notebook suppliers of Zip drive solutions, and in the first quarter of 2000, shipped one of the first FireWire Zip drives in 100 Megabyte and 250 Megabyte capacities. Our FireWire Zip drives enjoy the same Windows and Macintosh operating system compatibility, ease of use and plug-n-play performance users expect from all of our integrated FireWire products. We own portions of the source code required for the operation of the Zip drive on the Macintosh operating system. Through a cross-licensing agreement with Iomega, we have the exclusive right to produce Zip drives for the PowerBook series of Macintosh computers.


     SANDISK. We also have a co-development agreement with SanDisk, a leading developer and marketer of flash memory storage products, including CompactFlash, MultiMediaCard and the SD Card. Under this arrangement, we jointly developed a FlashPath product to support the SanDisk MultiMediaCard. We funded the development costs and are entitled to revenues derived from the sale of our FlashPath for the MultiMediaCard. We pay SanDisk a royalty based on the portion of those revenues derived from sales other than to SanDisk. In June 1999, we issued 37,500 shares of our common stock to SanDisk as partial payment for entering into the co-development agreement.


     SONY. Under our co-development agreements with Sony, we have developed FlashPath products for use with the Sony Memory Stick. Sony reimburses us for a portion of our development expenses and pays us additional fees during the course of development. We are manufacturing, and Sony is marketing and distributing, these co-developed products.


     TOSHIBA. Toshiba Corporation, a leading electronics company, played a critical role in our early development stage. Toshiba made an equity investment of approximately $10.0 million in SmartDisk and introduced us to most of the key technical personnel that now constitute our Tokyo-based applied engineering and production engineering team. Toshiba also assisted us in the development and engineering of FlashPath, helped guide our selection of manufacturing techniques, aided our introduction into mass production and introduced our management to potential strategic partners. Toshiba continues to provide cooperative support in several areas.

   The following table illustrates the nature of some of our strategic relationships:


                        TYPE OF STRATEGIC RELATIONSHIP



                                            ASSISTED IN                                       MANUFACTURER
                           INVESTED IN        PRODUCT         PROVIDED        SUPPLIER OF     OF SMARTDISK     CUSTOMER OF
NAME                        SMARTDISK       DEVELOPMENT        LICENSE        COMPONENTS        PRODUCTS        SMARTDISK
----------------------   --------------   --------------   --------------   --------------   --------------   -------------
Apple ................                     /check mark/     /check mark/     /check mark/                      /check mark/
Atmel ................                     /check mark/                      /check mark/
Hitachi ..............    /check mark/     /check mark/                                       /check mark/     /check mark/
IBM ..................                     /check mark/                      /check mark/                      /check mark/
Iomega Corp. .........                     /check mark/     /check mark/     /check mark/
LSI Logic ............                     /check mark/     /check mark/     /check mark/
Mitsumi ..............                     /check mark/                                       /check mark/
Rohm .................    /check mark/     /check mark/                      /check mark/
SanDisk ..............    /check mark/     /check mark/     /check mark/                                       /check mark/
Sony .................                     /check mark/     /check mark/
Toshiba ..............    /check mark/     /check mark/     /check mark/                                       /check mark/
Y-E Data .............                     /check mark/     /check mark/     /check mark/     /check mark/
Yamaichi .............    /check mark/     /check mark/                      /check mark/     /check mark/

RESEARCH AND DEVELOPMENT



     Our product design and development activities are conducted in our offices in San Jose, California; Naples, Florida; Atlanta, Georgia; Boston, Massachusetts; and Tokyo, Japan. Our research and development teams at all locations regularly collaborate and share data and research protocols in order to maximize innovation and development.



     NAPLES. Our Naples team is primarily responsible for our core research and development activities, including product conceptualization, software and firmware development, technical writing, printed circuit board layouts and mechanical engineering. Our Naples team has significant expertise with floppy disk drive interfaces, flash memory media and smart card interfaces, driver, user and utility software interfaces, and firmware design and ASIC design. Our engineers and other research and development employees also develop design specifications based on customer requirements and supervise our quality assurance activities. This team consists of executive management, line management, engineers, developers and quality assurance personnel.


     BOSTON. Our Boston research and development team designs and develops FireWire, USB and notebook product lines for Macintosh and Windows-based systems. This team has primary responsibility for Macintosh software integration, FireWire ASIC integration and ultra-compact industrial product design, prototyping and tooling design functions. Extensive use of Computer Aided Design provides very fast product development cycles, which enabled the Boston-based operation to provide in excess of forty new products in 1999. Industrial design, product design, tooling design, mold flow analysis, electronics design, printed circuit layout, mechanical design and high volume manufacturing test fixtures are all performed in our Boston design center.


     ATLANTA. Our Atlanta team focuses their research and development activities on product conceptualization relative to audio and video digital appliance hardware and software. The first audio product under development is our recently announced FlashTrax product, a flash memory-based adapter that facilitates the transfer of digital music files from the Internet to the well-established base of cassette players. Additionally, the team is focused on a family of products that will allow consumers to conveniently download, play, and manage a library of digital music files.


     TOKYO. Our Tokyo research and development team actively assists in the implementation of our product designs, with primary responsibility for applied engineering, production engineering and the supervision of our contract manufacturers. Our Tokyo team also plays a principal role in coordinating our development activities with the leading flash memory card manufacturers and refining the product requirements of our OEM customers. Other activities include the localization/translation of our products for the Japanese market, debugging and quality assurance. Our Tokyo research and development team consists of our Japanese subsidiary's Vice President of Engineering, the Senior Manager of Audio/Video products and four Toshiba engineers who provide services on a contract basis.



     SAN JOSE. Our San Jose team designs and develops USB and FireWire drivers, applications and firmware support for our personal storage systems.



     For 1997, 1998, and 1999, our research and development expenditures were approximately $1.4 million, $2.1 million and $5.9 million ($8.5 million in 1999 on a pro forma basis after giving effect to the VST acquisition).


     In addition, we have endeavored to develop and maintain close relationships with key suppliers of components and technologies in order to enable us to quickly introduce new products that incorporate the latest technological advances. As a result, the substantial resources of companies such as Apple, Hitachi, Iomega, LSI Logic, Mitsumi, NEC, Rohm, SanDisk, Sony, Toshiba and Yamaichi augment our internal research and development efforts. These cooperative arrangements take many forms and provide a number of benefits. For example, SanDisk, Sony and Toshiba have licensed technology to us that allows our products to interface with their flash memory cards and provide extensive engineering support. We believe that our close relationships with flash card manufacturers and consumer product OEMs also provide insight into their current and future needs, enabling us to design specific products that meet those requirements.


MANUFACTURING AND SOURCES OF SUPPLY


     We currently outsource our manufacturing and plan to continue to outsource manufacturing for the foreseeable future. This strategy allows us to focus on our core research, product design and development capabilities, and to reduce the substantial capital investment required to manufacture our products. We believe that our use of experienced, high-volume manufacturers provides greater manufacturing specialization and expertise, higher levels of flexibility and responsiveness, and faster delivery of product than in-house manufacturing. In particular, we have developed a system of managing the supply chain for our personal storage systems which is designed to enable us to move quickly from initial design phase to market introduction in 8-16 weeks. In addition, we frequently seek the advice of our experienced manufacturers with respect to design changes that reduce manufacturing costs or lead times or increase the manufacturing yields and the quality of our finished products.


     Our digital connectivity products are currently manufactured in the Philippines and Japan at facilities operated by Hitachi, Yamaichi and Mitsumi. We currently outsource all of our personal storage system manufacturing to four contract manufacturers located in New England, yet we maintain multiple global sourcing capabilities for PC board fabrication. We design and own substantially all of our personal storage system tooling. Our personal storage system products are distributed from one of two fulfillment centers, both of which are located in Massachusetts. Under our manufacturing arrangements, we receive fully assembled and tested products based upon our proprietary designs and specifications. We selected our manufacturers based upon their reputations for quality, their cost structures, their production capacities and their support of state-of-the-art manufacturing processes and systems. However, our current dependence on a limited number of manufacturers exposes us to a variety of risks, including shortages of manufacturing capacity and reduced control over delivery schedules, quality assurance, production yields and costs. Accordingly, we intend to seek additional manufacturing capacity and, in particular, at least two manufacturers for each of our products.


     To ensure that our products manufactured by others meet our standards, our production engineers generally work with our contract manufacturers throughout the production process. We establish product specifications, select the components to be used to produce our products, select the suppliers, and negotiate the prices for most of these components. We also work with our contract manufacturers to improve process control and product design, and conduct periodic, on-site inspections of our manufacturers. In addition, our production engineers conduct regular review meetings with our manufacturers to discuss sales forecasts and the procurement of long lead-time parts, production capacities and facilities.


     We rely upon a limited number of suppliers of several key components used in our digital connectivity products. In particular, Rohm manufactures our proprietary ASICs used in our FlashPath products and our proprietary analog ASICs used in our Smarty products, and Atmel manufactures our proprietary digital ASICs used in our Smarty products. Moreover, we purchase ASICs and other components pursuant to purchase orders placed from time to time and have no guaranteed supply arrangements. Our reliance on limited source suppliers involves several risks, including a potential inability to obtain an adequate supply of required components, unexpected price increases, lack of timely delivery and variable component quality.


COMPETITION



     There are no competitors known to us that offer a digital connectivity product for flash memory or smart cards using a 3.5 inch floppy drive. However, we face competition from numerous providers of cable and other non-cable interfaces, including ports, USB and infrared interfaces, including:



     /bullet/ In the case of flash memory card interfaces, Hagiwara, SanDisk and SCM Microsystems; and


     /bullet/ In the case of smart card interfaces, Gemplus, Hitachi, SCM
              Microsystems and Toshiba.


     We face competition from numerous providers of stand-alone FireWire and USB personal storage devices. These competing products are offered by a number of companies, including:


     /bullet/ In the case of USB devices, iDrive, Imation, La Cie, Newer
              Technology and Teac; and


     /bullet/ In the case of FireWire devices, ADS Technologies, Evergreen
              Technologies, EZQuest, FireStorm, FireWire Direct, La Cie, QPS, SANCube, Seagate Technologies, Western Digital and Yano.



     The market for digital connectivity and storage products is intensely competitive and characterized by rapidly changing technology and rapid changes in consumer preference. We believe that competition is likely to intensify as a result of increasing demand for digital appliances using USB-based and FireWire-based technology. Future competition may also accelerate as Windows-based PCs migrate towards USB-based and FireWire-based interfaces.



     Many of our current and potential competitors have greater financial, technical, marketing, purchasing and other resources than we do. As a result, some of our competitors may be able to respond more quickly to new or emerging technologies or standards or to changes in customer requirements. Our competitors may also be able to devote greater resources to the development, promotion and sale of products, and may be able to deliver competitive products at a lower end-user price. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective customers. Therefore, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced operating margins and loss of market share. Any of these factors could have a material adverse effect on our business and operating results.

     We believe that the principal competitive factors affecting the market for digital connectivity products and personal storage systems include:


     /bullet/ Ease of use;


     /bullet/ Quality and reliability;


     /bullet/ Rate of throughput, or data transfer speed;


     /bullet/ Strength of distribution channels;


     /bullet/ Price; and


     /bullet/ The extent to which our products work with existing and will work with future digital appliances.


     We believe that our products compete successfully on most of these bases.


INTELLECTUAL PROPERTY



     We do not intend to license our proprietary digital connectivity technology to flash memory card manufacturers, consumer product OEMs or other third parties in the future. We have granted Fischer International a non-exclusive license to produce our SafeBoot product until 2001. We have granted certain USB and FireWire product manufacturers who are competitors a limited, non-exclusive license to include our USB and FireWire drivers in specific products for certain periods. In all cases, these versions of the USB and FireWire drivers are base level drivers, without the benefit of our complete feature set, which adds significant value to our products. The protection of our intellectual property rights is critical to our future success, and we rely in part on patent, trade secret, trademark, maskwork and copyright law. We own 11 United States patents and approximately 60 foreign patents. We also have a number of pending patent applications in various countries. Our patents and patent applications cover various aspects of our technology.



     Although we believe that our patent rights, when considered in conjunction with our allowed patent applications and trade secret protection, should limit another party's ability to manufacture and sell competing data transfer products that use a floppy disk drive or FireWire interface, we cannot guarantee that the steps we have taken to protect our technology will be successful. The patents issued to us may not be adequate to protect our proprietary rights, to deter misappropriation or to prevent an unauthorized third party from copying our technology, designing around the patents we own or otherwise obtaining and using our products, designs or other information. In addition, patents may not be issued under our current or future patent applications, and the patents issued under those patent applications could be invalidated, circumvented or challenged. It may also be particularly difficult to protect our products and intellectual property under the laws of some countries in which our products are or may be manufactured or sold.


     Moreover, third parties could develop technologies that are similar or superior to our technology or could make infringement claims against us. Regardless of the outcome, an infringement claim would likely result in substantial cost and diversion of our resources. In addition, we may not prevail in litigation or be able to license any valid and infringed patents from third parties on commercially reasonable terms, if at all. Any infringement claim or other litigation against us or by us could therefore harm our business, financial condition and results of operations.


     Our FlashPath and Smarty trademarks are registered in the United States and a variety of other countries in which we do business, and we will continue to evaluate the registration of additional trademarks as appropriate. However, we do not have the rights to the Smarty trade name in Germany, Japan or The Netherlands, and our trademark application for the SmartDisk name is still pending in the United States. Our FlashTrax trademark is registered in the United States. We also claim copyright protection for some of our proprietary software and documentation. In addition, we generally enter into confidentiality and non-disclosure agreements with our employees and with key consultants, vendors and suppliers.


EMPLOYEES



     As of April 30, 2000, we had 128 full-time employees, including 63 employees (all of whom work in the United States or Japan) engaged in research and development, 23 engaged in sales and marketing, 18 engaged in operations and 24 engaged in general and administrative activities. Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage. We believe our employee relations are good.



PROPERTIES


     Our corporate and technical headquarters are located in Naples, Florida. We lease approximately 15,000 square feet of space in Naples, Florida under a three-year lease which expires in December 2001. We also lease approximately 1,400 square feet of space in Alpharetta, Georgia for a portion of our research and development efforts. The lease on our Alpharetta facility expires in September 2000. We also lease approximately 22,000 square feet in our Acton, Massachusetts facility under a five-year lease which expires in April of 2002. We also lease approximately 3,500 square feet of space in Tokyo for our Japanese operations. This lease expires in April 2002. We believe that our existing facilities are adequate to support our existing operations and that, if needed, we will be able to obtain suitable additional facilities on commercially reasonable terms.


LITIGATION


     SmartDisk is not a party to any material legal proceedings.

                                  MANAGEMENT


EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES



     Our executive officers, directors and key employees, and their ages as of April 30, 2000, are as follows:




NAME                               AGE                            POSITION
-------------------------------   -----   --------------------------------------------------------
Addison M. Fischer ............    51     Chairman of the Board of Directors
Michael S. Battaglia ..........    55     President, Chief Executive Officer and Director
Vincent Fedele ................    44     Chief Technology Officer
James M. Giarrusso ............    49     Senior Vice President and General Manager,
                                          Personal Storage Systems
Douglas R. Kraul ..............    44     Vice President, Audio/Video Products
Michael R. Mattingly ..........    51     Chief Financial Officer
Robert Protheroe ..............    43     Senior Vice President, Research and Development
Daniel E. Reed ................    32     Vice President, Corporate Development and Legal Affairs
Quresh Sachee .................    37     Vice President, Sales and Marketing
Yoshiaki Uchida ...............    57     Senior Vice President and General Manager,
                                          Japanese Operations
D. James Bidzos ...............    45     Director
Anthony A. Ibarguen ...........    40     Director
Shigeki Morita ................    55     Director
Timothy Tomlinson .............    50     Director
Joseph M. Tucci ...............    52     Director
Hatim Tyabji ..................    55     Director

Other Key Employees:

NAME                              AGE                             POSITION
--------------------------------  --      --------------------------------------------------------
O. Lee Drennan ................    42     Director of Product Engineering
Kazuhisa Fukatsu ..............    58     Senior Manager, Production Control and Assistant to the
                                          President of SmartDisk International
Kazuhiro Iwata ................    53     Vice President, Engineering of SmartDisk International
Jon Kaplan ....................    41     Vice President, Software Development
Konosuke Nakamura .............    52     Vice President, Marketing of SmartDisk International

     ADDISON M. FISCHER has served as Chairman of the Board of Directors since our inception in 1997. Mr. Fischer has been an investor in numerous emerging technology companies as his principal occupation for at least the past five years. Many of these companies are involved in the fields of computer security and office automation. He also serves on the board of directors of a number of companies, including Fischer International Systems Corporation, a privately-held software company which he controls. He was also a long-time board member of and significant investor in RSA Data Security, Inc., a leader in cryptographic software, until its merger in 1996 with Security Dynamics Technologies, Inc., a network security company. Mr. Fischer also controls Phoenix House Investments, LP, one of our principal stockholders. In addition, Mr. Fischer was one of the founders of VeriSign, Inc., a publicly-held electronic credentials/digital certificate company. Mr. Fischer is a member of committees that set U.S. standards for computer security and electronic commerce. He has addressed the U.S. Congress, by invitation, on several topics, including digital signature standards, proposed FBI digital telephony legislation, and global U.S. competitiveness. Mr. Fischer holds numerous U.S. and international patents, and is a lifetime member of the Association of Former Intelligence Officers.


     MICHAEL S. BATTAGLIA has served as our President and Chief Executive Officer since January 1998 and as a director since October 1998. From May 1995 to December 1998, Mr. Battaglia was President and Chief Executive Officer of Fischer International Systems Corporation, a company controlled by

Addison Fischer, our Chairman of the Board of Directors and holder of a majority interest in Phoenix House Investments, LP, one of our principal stockholders. During 1998, Mr. Battaglia also served as an officer of Fischer International. From August 1992 to December 1994, Mr. Battaglia was President of Mosler Inc., a provider of electronic security systems and security equipment. For the 25-year period prior to his Mosler tenure, Mr. Battaglia held various senior management positions in the computer and information systems industry. He spent most of his professional career at Sperry Corporation in New York City and Philadelphia. Mr. Battaglia also serves on the board of directors of Fischer International and Xcert International, which are privately-held.


     VINCENT FEDELE has served as our Chief Technology Officer since March 2000. Mr. Fedele was the founder of VST, which we acquired on March 6, 2000. He served as Chairman of the Board of Directors of VST from its inception until joining us. In addition, from June 1993 until October 1998, he served as President and Chief Executive Officer of VST. Most recently, Mr. Fedele managed new business development, strategic marketing and new product development for VST.


     JAMES M. GIARRUSSO has served as our Senior Vice President and General Manager, Personal Storage Systems, since March 2000. Mr. Giarrusso served as Chief Operating Officer of VST from July 1998 until July 1999 and as Chief Executive Officer from July 1999 until joining us in March 2000. He also served as a director of VST from July 1993 to July 1995. For the ten years prior to joining VST, he served in various senior management positions for Data General Corporation, a computer storage and server developer and manufacturer, most recently as Director-Customer Fulfillment.


     DOUGLAS R. KRAUL has served as our Vice President, Audio/Video Products since July 1999. From February 1997 to June 1999, Mr. Kraul was President and Chairman of Harmony Systems, Inc., a developer of Internet desktop client software and applications for information management and electronic musical products. From October 1993 until February 1997, Mr. Kraul served in several positions with Motorola, Inc., an electronic and communications company, most recently as Vice President, General Manager, Motorola Platform Software Division and Vice President, General Manager, Personal Communicator Systems & Software Division.


     MICHAEL R. MATTINGLY has served as our Chief Financial Officer since May 1999 and was our Corporate Controller from February 1999 to May 1999. Previously, Mr. Mattingly was employed by Mosler Inc., a provider of electronic security systems and security equipment. During a 20-year career at Mosler, Mr. Mattingly held various positions in finance and accounting, most recently Cost Controller and Company Controller. Prior to his service with Mosler, Mr. Mattingly served in various financial and accounting positions with American Standard, Inc., a public company whose shares are traded on the New York Stock Exchange. His professional background includes 28 years of general accounting, cost accounting, planning and budgeting, as well as management of those functions.


     ROBERT PROTHEROE has served as our Senior Vice President, Research and Development since March 1999. From November 1995 to March 1999, Mr. Protheroe held senior management positions, most recently Vice President of Engineering, at IVI/Checkmate Electronics, Inc., an Atlanta-based designer and manufacturer of point-of-sale payment systems. Prior to joining IVI/Checkmate, Mr. Protheroe was employed by Electronic Power Technologies, Inc., AT&T Global Information Systems and by NCR Corporation in various engineering and engineering management positions.


     DANIEL E. REED has served as our Vice President, Corporate Development and Legal Affairs since May 1999. From August 1994 to May 1999, Mr. Reed was an attorney with the law firm of Greenberg Traurig, P.A., Miami, Florida, where he concentrated his law practice in the areas of mergers and acquisitions, public offerings and private financings, representing both public and private companies. From August 1989 to April 1991, Mr. Reed served as a senior auditor with Ernst & Young, LLP, New York City, New York, concentrating his practice in the financial services and electronics industries.


     QURESH SACHEE has served as our Vice President, Sales and Marketing, since May 1998. From 1993 to May 1998, Mr. Sachee was employed by IVI/Checkmate Electronics, Inc., a designer and manufacturer of point-of-sale systems, in various positions, including Executive Vice President, Senior Vice President of Product Management, and prior to that, Vice President, International Sales. Prior to that time, Mr. Sachee was employed by VeriFone Inc., a Hewlett Packard company, in various product development and marketing management positions, and by Unisys Corporation.


     YOSHIAKI UCHIDA has served as our Senior Vice President and General Manager, Japanese Operations, since February 2000, and previously served as our Vice President and General Manager, Asian Operations since November 1998. Prior to that time, Mr. Uchida spent 33 years with Toshiba Corporation in various management positions. He served as Deputy General Manager of Toshiba's OME manufacturing and development facility, and most recently was Senior Executive Vice President of MediaServe Corporation, a Toshiba affiliate.


     D. JAMES BIDZOS has served as a director since May 1998. Since March 1999, Mr. Bidzos has served as Vice Chairman of the Board of Directors of RSA Security, Inc., a network security company, and served as its Executive Vice President from July 1996 to February 1999. From 1986 to February 1999, Mr. Bidzos served as President, Chief Executive Officer and a director of RSA Data Security, Inc., an encryption software company that was acquired by Security Dynamics Technologies, which subsequently changed its name to RSA Security, in July 1996. Mr. Bidzos has served as Chairman of the Board of Directors of VeriSign, Inc., a publicly-held electronic credentials/digital certificate company, since its inception in April 1995, and was Chief Executive Officer of that company from April 1995 to July 1995.


     ANTHONY A. IBARGUEN has served as a director since August 1999. Since December 1999, Mr. Ibarguen has served as a Managing Director, Operations and President of Professional Services of Internet Capital Group, an Internet holding company. In addition, from September 1996 through December 1999, he served in varying capacities at Tech Data Corp., a manufacturer of micro-computer hardware and software, including President and Chief Operating Officer. From August 1993 to August 1996, he was employed by ENTEX Information Services, Inc., an information technology company, as Executive Vice President of Sales and Marketing. Mr. Ibarguen is also a director of eMerge Interactive, Inc., a publicly-held provider of an online marketplace for the cattle industry.


     SHIGEKI MORITA has served as a director since April 1999. Since 1994, Mr. Morita has served in various capacities with Toshiba Corporation, including his current position as Technology Executive, Semiconductor Company, which he has held since November 1998.


     TIMOTHY TOMLINSON has served as a director since our inception in 1997. He co-founded Tomlinson Zisko Morosoli & Maser LLP, a law firm, in 1983, and has been a partner there since that time. Mr. Tomlinson also serves on the board of directors of VeriSign, Inc., Oak Technology, Inc. and Portola Packaging, Inc., which are publicly-held, as well as other, privately-held companies, including Fischer International where he has served since April 1999.


     JOSEPH M. TUCCI has served as a director since August 1999. Since January 2000, Mr. Tucci has served as President and Chief Operating Officer of EMC Corporation, a publicly-held company that designs and manufactures storage-related hardware and software products. Prior to joining EMC, Mr. Tucci served as Deputy Chief Executive Officer of Getronics N.V., a provider of information and communication technology services, from June 1999 through December 1999. From August 1990 through June 1999, Mr. Tucci was employed by Wang Laboratories, Inc., a provider of information technology services and solutions, initially as Executive Vice President, Operations, and, from January 1993 until June 1999, as President and Chief Executive Officer. Mr. Tucci served as Chairman of the Board of Directors of Wang Laboratories from October 1993 until June 1999. Getronics acquired Wang in June 1999, and Wang Laboratories is currently a subsidiary of Getronics. Mr. Tucci is also a director of Telecom Italia, S.p.A. and Paychex, Inc., a company engaged in providing computerized payroll accounting services, which are publicly-held.


     HATIM TYABJI has served as a director since August 1999. Since September 1998, Mr. Tyabji has been Chairman and Chief Executive Officer of Saraide, Inc., a provider of Internet and wireless data services. From 1986 until 1998, Mr. Tyabji served as President and Chief Executive Officer of VeriFone, Inc., a company which designs systems for automated payment transactions. He also served as Chairman of Verifone from 1992 until 1998. Mr. Tyabji is also a director of Best Buy Co., Inc., PubliCARD, Inc., Deluxe Corporation and Ariba, Inc., which are publicly-held.


     O. LEE DRENNAN has served as our Director of Product Engineering since January 1998. From March 1991 to January 1998, he served in a number of positions for Fischer International and SmartDisk Security Corporation, most recently as Director of Product Engineering for Fischer International.


     KAZUHISA FUKATSU has served as Senior Manager, Production Control and Assistant to the President of SmartDisk International since June 1998. From July 1996 to May 1998, he served in the position of Director of Akia Corporation, a computer and electronics company. From September 1992 to July 1996, he served as Controller for Serano Japan Co., Ltd., a pharmaceutical company.


     KAZUHIRO IWATA has served as Vice President, Engineering of SmartDisk International since April 1999. Prior to that time, Mr. Iwata spent almost 28 years with Toshiba Corporation where he held a number of management positions, most recently Chief Specialist, Engineering Administration.


     JON KAPLAN has served as our Vice President, Software Development since January 1998. Prior to that time, he spent 8 years with Fischer International as Vice President, Product Development.


     KONOSUKE NAKAMURA has served as Vice President, Marketing of SmartDisk International since March 1999. Prior to that time, Mr. Nakamura spent nearly 29 years with Toshiba Corporation in various management positions. Most recently, he served as a Senior Manager, International Sales & Marketing, Storage Device Division for Toshiba.


BOARD OF DIRECTORS AND COMMITTEES


     Our certificate of incorporation provides for a board of directors consisting of three classes serving three-year staggered terms. Class I Directors consist of Michael S. Battaglia, Timothy Tomlinson and Joseph M. Tucci, with the initial term of office of the Class I Directors expiring at the annual meeting of stockholders in 2000. Class II Directors consist of Shigeki Morita and D. James Bidzos, with the initial term of office of Class II Directors expiring at the annual meeting of stockholders in 2001. Class III Directors consist of Addison M. Fischer, Anthony A. Ibarguen and Hatim Tyabji, with the initial term of office of Class III Directors expiring at the annual meeting of stockholders in 2002.


     The board of directors has a compensation committee and an audit committee.



     COMPENSATION COMMITTEE. The compensation committee of the board of directors reviews and makes recommendations to the board regarding all forms of compensation provided to our executive officers and directors and our subsidiaries including stock compensation and loans. In addition, the compensation committee reviews and makes recommendations on stock compensation arrangements for all of our employees. The compensation committee also administers our 1999 Incentive Compensation Plan, 1999 Employee Stock Purchase Plan, 1998 Employee Stock Option Plan and 1998 Directors and Consultants Stock Option Plan. The current members of the compensation committee are D. James Bidzos, Hatim Tyabji and Joseph M. Tucci, with Mr. Bidzos chairing the committee.



     AUDIT COMMITTEE. The audit committee of the board of directors reviews and monitors the corporate financial reporting and the external audit of SmartDisk, including, among other things, our internal control structure, the results and scope of the annual audit and other services provided by our independent auditors and our compliance with legal requirements that have a significant impact on our financial reports. The audit committee also consults with our management and our independent auditors regarding the preparation of financial statements and, as appropriate, initiates inquiries into aspects of our financial affairs. In addition, the audit committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with, our independent auditors. The current members of the audit committee are Timothy Tomlinson and Anthony A. Ibarguen, with Mr. Tomlinson chairing the committee.


DIRECTOR COMPENSATION


     Our 1999 Incentive Compensation Plan includes an automatic option grant program for non-employee directors of SmartDisk. See "Employee Benefit Plans--1999 Incentive Compensation Plan" for a description of the automatic grant program.


     Timothy Tomlinson, one of our directors, received a stock grant of 2,500 shares of our common stock upon completion of our initial public offering in October 1999.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     The compensation committee of the board of directors consisted in 1999 of
D. James Bidzos, Hatim Tyabji and Joseph M. Tucci. There were no compensation committee interlocks during our last fiscal year.


EXECUTIVE COMPENSATION


     The following table sets forth compensation information for the fiscal years ended December 31, 1998 and 1999 paid by us for services by our Chief Executive Officer and our four most highly compensated executive officers who served in such capacities as of December 31, 1999, collectively referred to below as the "named executive officers":


                          SUMMARY COMPENSATION TABLE



                                                                                LONG-TERM
                                                                               COMPENSATION
                                                ANNUAL COMPENSATION               AWARDS
                                         ----------------------------------   -------------
                                                                                SECURITIES
                                                                                UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION      YEAR         SALARY             BONUS           OPTIONS       COMPENSATION
-----------------------------   ------   ----------------   ---------------   -------------   -------------
Michael S. Battaglia            1999       $  275,000         $ 109,500          200,000                --
 Chief Executive Officer        1998          100,440(1)         45,000(1)       426,136                --
 and President

Quresh Sachee                   1999          146,667            69,304           50,000                --
 Vice President,                1998           89,306            47,500           50,000                --
 Marketing and Sales

Robert L. Protheroe             1999          142,500            25,000          100,000                --
 Senior Vice President,
 Research and Development

Yoshiaki Uchida                 1999          168,800            39,475           50,000                --
 Senior Vice President and      1998           25,000                --           25,000                --
 General Manager,
 Japanese Operations

Michael R. Mattingly            1999          105,972            14,750           75,000                --
 Chief Financial Officer

----------------
(1) In addition, Mr. Battaglia received $100,440 in salary and $60,000 in bonus from Fischer International for services rendered to Fischer International in 1998. Commencing January 1, 1999, Mr. Battaglia became our full-time employee.

OPTION GRANTS IN LAST FISCAL YEAR


     The following table sets forth each grant of stock options during the fiscal year ended December 31, 1999 to each of the named executive officers. No stock appreciation rights were granted to these individuals during that year.



                             OPTION GRANTS IN 1999



                                                                                              POTENTIAL REALIZABLE VALUE
                                                                                               AT ASSUMED ANNUAL RATES
                                                                                              OF STOCK PRICE APPRECIATION
                                                     INDIVIDUAL GRANTS                            FOR OPTION TERM(1)
                                 ----------------------------------------------------------   --------------------------
                                   NUMBER OF      % OF TOTAL
                                  SECURITIES        OPTIONS
                                  UNDERLYING      GRANTED TO      EXERCISE OR
                                    OPTIONS      EMPLOYEES IN     BASE PRICE     EXPIRATION
NAME                                GRANTED       FISCAL YEAR     ($)(SH)(2)      DATE(2)        5%($)         10%($)
------------------------------   ------------   --------------   ------------   -----------   -----------   ------------
Michael S. Battaglia .........       87,500           8.5%           $4.80        2/11/09      $264,136     $ 669,372
                                    112,500          11.0%            8.00        5/13/09       563,490     1,427,993

Quresh Sachee ................        6,250           0.6%            4.80        2/11/09        18,867        47,812
                                     43,750           4.3%            8.00        5/13/09       220,113       557,810

Robert L. Protheroe ..........       40,000           3.9%            4.80        3/16/09       120,748       305,999
                                     60,000           5.9%            8.00        5/13/09       301,869       764,996

Yoshiaki Uchida ..............       12,500           1.2%            4.80        2/11/09        37,734        95,625
                                     37,500           3.7%            8.00        5/13/09       188,668       478,123

Michael R. Mattingly .........       25,000           2.4%            4.80        2/14/09        75,467       191,249
                                     50,000           4.9%            8.00        5/13/09       251,558       637,497

----------------
(1) Potential realizable value is based on the assumption that the common stock price appreciates at the annual rate shown, compounded annually, from the date of grant until the end of the option term. The amounts have been calculated based on the requirements promulgated by the Securities and Exchange Commission. The actual value, if any, a named executive officer may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised, if the executive were to sell the shares on the date of exercise, so there is no assurance that the value realized will be equal to or near the potential realizable value as calculated in this table.

(2) Prior to our initial public offering on October 6, 1999, there was no public market for our common stock. The exercise price of each of these options granted prior to that time is equal to the fair market value of our common stock on the date of grant as determined by our board of directors.

(3) Each of the options granted have a term of ten years from the date of grant, subject to acceleration upon a change of control of our company.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES


     The following table sets forth information concerning the year-end number and value of unexercised options for each of the named executive officers. These values have been calculated based on a price of $32.75 per share, which is equal to the closing price of our common stock on December 31, 1999 as reported on the Nasdaq National Market. We have never granted stock appreciation rights. Value realized is calculated by subtracting the aggregate exercise price paid from the likely value of the shares on completion of this offering.

         AGGREGATE OPTION EXERCISES IN 1999 AND YEAR-END OPTION VALUES



                                                             NUMBER OF SECURITIES
                                                            UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                    OPTIONS                IN-THE-MONEY OPTIONS
                                SHARES                      AT DECEMBER 31, 1999(#)      AT DECEMBER 31, 1999($)
                               ACQUIRED         VALUE    ----------------------------- ----------------------------
                            ON EXERCISE(#)   REALIZED($)  EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                           ---------------- ------------ ------------- --------------- ------------- --------------
Michael S. Battaglia .....             --            --          --        200,000             --       5,230,000
Quresh Sachee ............             --            --      20,000         50,000        575,000       1,257,500
Robert L. Protheroe ......             --            --          --        100,000             --       2,603,000
Yoshiaki Uchida ..........             --            --          --         75,000             --       1,996,250
Michael R. Mattingly .....             --            --          --         75,000             --       1,936,250

EMPLOYMENT AGREEMENTS


     MICHAEL S. BATTAGLIA. Mr. Battaglia's employment agreement has a three-year term ending December 31, 2002. His annual base salary is $275,000 and he is eligible for annual merit increases at the discretion of our board of directors and an annual bonus of $125,000 for 2000 if we achieve specific revenue and profitability goals. Bonuses for the remaining years in the term are at the discretion of the compensation committee of our board of directors. If we terminate Mr. Battaglia without cause, we must pay him severance of six months' base salary plus fifty percent of his bonus, if any, for the year in which he was terminated. Mr. Battaglia has agreed not to compete with us for one year after his employment if he resigns and for six months after his employment if we terminate him.


     ROBERT PROTHEROE. Mr. Protheroe's employment agreement has a three-year term ending March 15, 2002. His annual base salary is $190,000 and he is eligible for a bonus of $60,000 for 2000 if we achieve specific revenue and profitability goals. Bonuses for the remaining years are at the discretion of the compensation committee of our board of directors. If we terminate Mr. Protheroe without cause, we must pay him severance of six months' base salary. Mr. Protheroe has agreed not to compete with us for one year after termination of his employment.


     QURESH SACHEE. Mr. Sachee's employment agreement has a two-year term ending May 3, 2000. His annual base salary is $150,000 and he is eligible for a bonus of $50,000 for 2000 if we achieve specific revenue and profitability goals. If we terminate Mr. Sachee without cause, we must pay him severance of three months' base salary. Mr. Sachee has agreed not to compete with us for one year after termination of his employment if he resigns and for six months after his employment if we terminate him.


     VINCENT FEDELE. Mr. Fedele's employment agreement with our subsidiary, SmartDisk Personal Storage Systems Corporation, has a two year term ending March 6, 2002. His annual base salary is $200,000 and he is eligible for a bonus of $60,000 if we achieve specific revenue and profitability goals. If we elect not to renew his employment agreement upon its expiration, we must pay Mr. Fedele severance of three months base salary. In addition, if we terminate him without cause, we must pay him severance of three months' base salary and his pro rata portion of any bonus compensation to which he is entitled. Mr. Fedele has agreed not to compete with us for two years after termination of his employment if we terminate him for cause and for the later of one year following the termination date or March 6, 2002 if he resigns or we terminate him without cause.

     JAMES M. GIARRUSSO. Mr. Giarrusso's employment agreement with our subsidiary, SmartDisk Personal Storage, has a two year term ending March 6, 2002. His annual base salary is $200,000 and he is eligible for a bonus of $60,000 if we achieve specific revenue and profitability goals. If we elect not to renew his employment agreement upon its expiration, we must pay Mr. Giarrusso severance of three months base salary. In addition, if we terminate him without cause, we must pay him severance of three months' base salary and his pro rata portion of any bonus compensation to which he is entitled. Mr. Giarrusso has agreed not to compete with us for two years after termination of his employment if we terminate him for cause and for the later of one year following the termination date or March 6, 2002 if he resigns or we terminate him without cause.


EMPLOYEE BENEFIT PLANS



     1999 INCENTIVE COMPENSATION PLAN. Our board of directors adopted our 1999 Incentive Compensation Plan in July 1999 and our stockholders approved the adoption of the plan in July 1999. We have reserved 2,500,000 shares of common stock for issuance under the plan, of which options to purchase 1,496,330 shares were outstanding as of April 30, 2000. There remain 916,502 shares of common stock available for issuance under the plan. Under the plan, officers, employees, members of the board of directors and consultants are eligible to receive awards. The types of awards that may be made under the plan are options to purchase shares of common stock, stock appreciation rights, restricted shares, deferred shares, bonus shares, dividend equivalents and other stock-based awards. Options may be either incentive stock options that qualify for favorable tax treatment for the optionee under Section 422 of the Internal Revenue Code of 1986 or nonstatutory stock options not designed to qualify for favorable tax treatment. If shares awarded under the plan are forfeited, then those shares will again become available for new awards under the plan. Annual cash awards are limited to $10,000,000 per person, and annual cash performance awards are limited to $20,000,000 per person.



     The compensation committee of our board of directors administers the plan. The committee has complete discretion to make all decisions relating to the interpretation and operation of the plan, including the discretion to determine which eligible individuals are to receive any award, and to determine the type, number, vesting requirements and other features and conditions of each award.


     The exercise price for incentive stock options granted under the plan may not be less than 100% of the fair market value of the common stock on the option grant date. The exercise price may be paid in cash or by other means, including a cashless exercise method as determined by the compensation committee.


     The plan includes an automatic grant program for our non-employee directors. Under the plan, non-employee directors are automatically granted options to purchase 15,000 shares of common stock upon their initial election to the board of directors and 500 shares upon appointment to any committee of the board and upon appointment as chairman of a committee. Prior to January 1, 2000, directors were granted options to purchase an additional 6,000 shares in January of each year that they served on the board and 500 each year that they served as a member, and 500 each year that they served as chairman, of a committee. Pursuant to an amendment to the plan adopted by the board of directors effective January 1, 2000, directors are granted options to purchase an additional 7,500 shares in January of each year that they serve on the board and 2,000 each year that they serve as a member, and 1,000 each year that they serve as chairman, of a committee. All options granted under the automatic grant program vest 2% a month for each month after the grant. Directors who were serving on the board on the date that the plan was adopted are eligible to participate in the program in 2001. Otherwise, directors are eligible upon election.


     Our board of directors may amend or terminate our plan at any time. If the board amends the plan, stockholder approval of the amendment will be sought only if required by an applicable law. The plan will continue in effect indefinitely unless the board decides to terminate the plan earlier.

     On March 24, 2000 the board of directors adopted an amendment to the plan, subject to the approval of our stockholders at the 2000 Annual Meeting, scheduled to be held on May 23, 2000. If the amendment is approved by our stockholders, the amended plan will differ from our current plan as follows:


     /bullet/ the number of shares of common stock reserved and available for delivery in connection with awards under the plan will be increased to 3,000,000 shares from 2,500,000 shares; and


     /bullet/ the number of shares of common stock reserved and available for delivery in connection with awards under the plan will automatically increase on the first trading day of each calendar year, commencing 2001 and continuing through 2005, by an amount equal to 3.0% of the total number of shares of our common stock outstanding on the last trading day of the immediately preceding calendar year.



     1999 EMPLOYEE STOCK PURCHASE PLAN. Our board of directors adopted our 1999 Employee Stock Purchase Plan in July 1999, and our stockholders approved the adoption of the plan in July 1999. We have reserved 465,000 shares of common stock for issuance under the plan, of which 15,411 shares have been issued as of April 30, 2000. There remain 449,589 shares of common stock available for issuance under the plan. Once an employee enters the plan, on the first day of each offering period he or she is granted an option to purchase shares of our common stock, up to a maximum of 1,000 shares, on June 30 and December 31 of each offering period. The plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, is implemented through successive twelve-month offering periods, generally commencing the first of January each year. The initial offering period commenced on October 6, 1999, the date of the initial public offering of our common stock, and runs through December 31, 2000. The plan is administered by the compensation committee. Employees become eligible to participate when they have been employed for more than five (5) months in a calendar year, working at least 20 hours a week. The plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee's compensation. The price of stock purchased under the plan will be 85% of the lower of the fair market value of the common stock at either the beginning of the offering period or the day that the employee became eligible under the plan (if after the beginning of such period), whichever is higher, or the end of each six-month exercise period. Employees may not be granted shares under the plan if immediately following a grant they would hold stock and/or options to acquire stock possessing more than 5% of the total voting power of the shares of our company. In addition, employees may be granted options to purchase a maximum of $21,250 worth of stock per year under the plan. Employees may end their participation at any time and participation ends automatically upon termination of employment with us. Our board of directors may amend or terminate the plan at any time. If the board amends the plan, stockholder approval of the amendment will be sought only if required by an applicable law.


     1998 EMPLOYEE STOCK OPTION PLAN. Our board of directors adopted a 1998 Employee Stock Option Plan in January 1998, and our stockholders approved the adoption of the plan in March 1998. Although we terminated this plan in July 1999, options to purchase 814,592 shares were outstanding as of April 30, 2000. We have reserved shares of common stock for issuance upon the exercise of these options.



     The plan required that the exercise price for incentive stock options granted under the plan may not be less than 100% of the fair market value of the common stock on the option grant date. The exercise price may be paid in cash or, at the discretion of the compensation committee, in outstanding shares of common stock, by delivery of a promissory note, or by any combination of cash, shares of common stock or promissory notes. At the discretion of the compensation committee, the exercise price may also be paid by using a cashless exercise method.


     If a merger or other reorganization occurs, and our stockholders before the transaction hold a majority of the voting securities of the acquiring or surviving corporation after the transaction, outstanding options under the plan shall become exercisable for securities of the acquiring or surviving corporation. If our stockholders before the transaction hold less than a majority of the voting securities of the acquiring or surviving corporation after the transaction, outstanding options shall generally be canceled unless the merger or reorganization agreement provides otherwise.



     1998 DIRECTORS AND CONSULTANTS STOCK OPTION PLAN. Our board of directors adopted a 1998 Directors and Consultants Stock Option Plan in January 1998, and our stockholders approved the adoption of the plan in March 1998. Although we terminated this plan in July 1999, options to purchase 139,593 shares were outstanding as of April 30, 2000. We have reserved shares of common stock for issuance upon the exercise of these options.



     The plan required that the exercise price for stock options granted under the plan shall be determined by the compensation committee at the time of grant. The exercise price may be paid in cash or, at the discretion of the committee, in outstanding shares of common stock, by delivery of a promissory note, or by any combination of cash, shares of common stock or promissory notes. At the discretion of the committee, the exercise price may also be paid by using a cashless exercise method.


     If a merger or other reorganization occurs, and our stockholders before the transaction hold a majority of the voting securities of the acquiring or surviving corporation after the transaction, outstanding options under the plan shall become exercisable for securities of the acquiring or surviving corporation. If our stockholders before the transaction hold less than a majority of the voting securities of the acquiring or surviving corporation after the transaction, outstanding options shall generally be canceled unless the merger or reorganization agreement provides otherwise.

                      PRINCIPAL AND SELLING STOCKHOLDERS



     The table below sets forth information regarding the beneficial ownership of our common stock as of April 30, 2000, by the following individuals or groups:



     /bullet/ Each person or entity who is known by us to own beneficially more than 5.0% of our outstanding stock;


     /bullet/ Each of the named executive officers;


     /bullet/ Each of our directors;


     /bullet/ All directors and executive officers as a group; and


     /bullet/ Each of the stockholders selling shares of our common stock in this offering.


     Unless otherwise indicated, the address of each of the individuals listed in the table is c/o SmartDisk Corporation, 3506 Mercantile Avenue, Naples, Florida 34104. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.



     Percentage ownership in the following table is based on 17,375,621 shares of common stock outstanding as of April 30, 2000. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of our common stock subject to options that are presently exercisable or exercisable within 60 days of April 30, 2000 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage of ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.


     The number of shares offered does not reflect the possible sale of shares upon the exercise of the underwriters' over-allotment option. We and some of the members of our management have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 630,000 additional shares of our common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The members of management who have granted these options are Michael S. Battaglia, O. Lee Drennan, Kazuhisa Fukatsu, Jon Kaplan, Douglas
R. Kraul, Michael R. Mattingly, Konosuke Nakamura, Robert Protheroe, Daniel E. Reed, Quresh Sachee and Yoshiaki Uchida.





                                               SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                                   OWNED PRIOR                           OWNED AFTER
                                                 TO THE OFFERING         NUMBER          THE OFFERING
                                             -----------------------    OF SHARES   ----------------------
NAME OF BENEFICIAL OWNER                        NUMBER      PERCENT      OFFERED       NUMBER      PERCENT
------------------------------------------   -----------   ---------   ----------   -----------   --------
DIRECTORS, NAMED EXECUTIVE OFFICERS
  AND 5% STOCKHOLDERS
Phoenix House Investments, LP(1) .........    7,382,917       42.5%     100,000      7,282,917      36.6
Toshiba Corporation(2) ...................    2,537,500       14.6      500,000      2,037,500      10.2
Michael S. Battaglia(3) ..................      447,480        2.6           --        447,480       2.2
D. James Bidzos(4) .......................       29,200          *           --         29,200         *
Vincent Fedele(5) ........................      253,501        1.4       63,375        190,126       1.0
Addison M. Fischer(6) ....................    7,961,685       45.8      300,000      7,661,685      38.5
James M. Giarrusso(7) ....................       90,710          *       24,000         66,710         *
Anthony A. Ibarguen(8) ...................        9,050          *           --          9,050         *
Douglas R. Kraul(9) ......................          676          *           --            676         *

                                                 SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                                     OWNED PRIOR                             OWNED AFTER
                                                   TO THE OFFERING          NUMBER          THE OFFERING
                                               ------------------------    OF SHARES   -----------------------
NAME OF BENEFICIAL OWNER                          NUMBER       PERCENT      OFFERED       NUMBER       PERCENT
--------------------------------------------   ------------   ---------   ----------   ------------   --------
Michael R. Mattingly(10) ...................        8,332           *           --          8,332          *
Shigeki Morita .............................           --          --           --             --         --
Robert Protheroe(11) .......................       13,256           *           --         13,256          *
Daniel E. Reed(12) .........................        6,679           *           --          6,679          *
Quresh Sachee(13) ..........................       52,596           *           --         52,596          *
Timothy Tomlinson(14) ......................       31,134           *           --         31,134          *
Joseph M. Tucci(15) ........................        7,550           *           --          7,550          *
Hatim Tyabji(16) ...........................       12,050           *           --         12,050          *
Yoshiaki Uchida(17) ........................       14,260           *           --         14,260          *
All directors and executive officers,
  as a group (16 persons)(18) ..............    8,938,159        50.4      387,375      8,550,784       42.2
OTHER SELLING STOCKHOLDERS
Add Venture Associates .....................       12,397           *       12,397             --         --
Mark S. Ain ................................        5,913           *        5,913             --         --
Alson Partners III .........................       44,958           *        9,000         35,958         --
Ascent Venture Partners II, L.P. ...........      147,360           *       33,300        114,060          *
Ascent Venture Partners, L.P. ..............       14,733           *        3,300         11,433          *
Lawrence Owen Brown Family Trust ...........        3,763           *        3,763             --         --
Henry Crouse ...............................        7,645           *        3,000          4,645          *
O. Lee Drennan(19) .........................       15,930           *           --         15,930          *
Kazuhisa Fukatsu(20) .......................        4,891           *           --          4,891          *
Germanium Power Devices Corp. ..............        7,859           *        7,859             --         --
Germanium Power Devices Corp. Profit
  Sharing Trust Group F ....................       10,998           *       10,998             --         --
Green Mountain Capital, L.P. ...............       62,497           *       30,000         32,497          *
Allen Greenberg ............................          680           *          680             --         --
Jon Kaplan(21) .............................       41,252                       --         41,252          *
Keystone Venture Partners V, L.P. ..........      277,142         1.6       70,000        207,142        1.0
Konosuke Nakamura(22) ......................        6,203                       --          6,203          *
Le Serre ...................................        1,711           *        1,711             --         --
Massachusetts Technology Development
  Corporation ..............................       55,809           *       55,809             --         --
Anthony P. Morris ..........................        5,418           *        5,418             --         --
NEC Corporation ............................      125,000           *       25,000        100,000          *
Leonard & Dena Oppenheim ...................        3,906           *        3,906             --         --
Rhovin Engineering Pension Plan ............        4,702           *        4,702             --         --
Rohm Company, Ltd. .........................      250,000         1.4       50,000        200,000        1.0
Rufus R. Ward ..............................        1,568           *        1,568             --         --
Richard Scherr .............................        1,949           *          949          1,000          *
T & B Investors, LLC .......................       76,770           *       15,000         61,770         --
William Thalheimer .........................          921           *          180            741         --
Yamaichi Electronics Company, Ltd. .........      250,000         1.4       50,000        200,000        1.0
Zero Stage Capital V, L.P. .................      190,590         1.1       95,000         95,590          *
Other selling stockholders,
  as a group (29 persons)(22) ..............    1,632,565         9.4      499,453      1,133,112        5.7

----------------

*    Less than one percent.

(1) The address for Phoenix House is Phoenix House Investments, LP, 101 Convention Center Drive, Suite 850, Las Vegas, Nevada 89109. Phoenix House is controlled by Addison M. Fischer, the Chairman of our board of directors.

(2) The address for Toshiba Corporation is 1-1 Shibaura 1-Chome, Minato-ku, Tokyo 105, Japan.


(3) Includes 36,344 shares subject to options either currently exercisable or exercisable by Mr. Battaglia within 60 days of April 30, 2000. Does not reflect the possible sale of shares upon the exercise of the underwriters' over-allotment option. If the underwriters exercise the option in full, Mr. Battaglia will sell 80,000 shares, resulting in him owning 367,480 shares (2.2%) after the closing of the offering.

(4) Includes 300 shares subject to options either currently exercisable or exercisable by Mr. Bidzos within 60 days of April 30, 2000. Excludes shares held by Phoenix House, in which Mr. Bidzos owns a 2.5% ownership interest. Mr. Bidzos disclaims beneficial ownership of the shares held by Phoenix House.

(5) Includes 200,048 shares subject to options either currently exercisable or exercisable by Mr. Fedele within 60 days of April 30, 2000 and 16,521 shares owned by Mr. Fedele's wife and minor children, as to which Mr. Fedele disclaims beneficial ownership. Of the 63,375 shares offered by Mr. Fedele, 4,129 are offered on behalf of his wife and minor children.


(6) Includes 7,382,917 shares held of record by Phoenix House and 150,000 shares held by Fischer International. Mr. Fischer effectively controls both entities.


(7) Includes 40,242 shares subject to options either currently exercisable or exercisable by Mr. Giarrusso within 60 days of April 30, 2000 and 5,255 shares owned by Mr. Giarrusso's daughter and 5,225 held by Mr. Giarrusso as custodian for his minor son, as to which 10,510 shares Mr. Giarrusso disclaims beneficial ownership. Of the 24,000 shares offered by Mr. Giarrusso, 4,000 are offered on behalf of his daughter and son.

(8) Includes 4,050 shares subject to options either currently exercisable or exercisable by Mr. Ibarguen within 60 days of April 30, 2000.

(9) Does not reflect the possible sale of shares upon the exercise of the underwriters' over-allotment option. If the underwriters exercise the option in full, Mr. Kraul will sell 676 shares, resulting in him owning no shares after the closing of the offering.

(10) Includes 7,813 shares subject to options either currently exercisable or exercisable by Mr. Mattingly within 60 days of April 30, 2000. Does not reflect the possible sale of shares upon the exercise of the underwriters' over-allotment option. If the underwriters exercise the option in full, Mr. Mattingly will sell 8,332 shares, resulting in him owning no shares after the closing of the offering.

(11) Includes 12,500 shares subject to options either currently exercisable or exercisable by Mr. Protheroe within 60 days of April 30, 2000. Does not reflect the possible sale of shares upon the exercise of the underwriters' over-allotment option. If the underwriters exercise the option in full, Mr. Protheroe will sell 10,000 shares, resulting in him owning 3,256 shares after the closing of the offering.

(12) Includes 6,250 shares subject to options either currently exercisable or exercisable by Mr. Reed within 60 days of April 30, 2000. Does not reflect the possible sale of shares upon the exercise of the underwriters' over-allotment option. If the underwriters exercise the option in full, Mr. Reed will sell 5,000 shares, resulting in him owning 1,679 shares after the closing of the offering.

(13) Includes 21,954 shares subject to options either currently exercisable or exercisable by Mr. Sachee within 60 days of April 30, 2000. Does not reflect the possible sale of shares upon the exercise of the underwriters' over-allotment option. If the underwriters exercise the option in full, Mr. Sachee will sell 15,000 shares, resulting in him owning 37,596 shares after the closing of the offering.

(14) Includes 1,050 shares subject to options either currently exercisable or exercisable by Mr. Tomlinson within 60 days of April 30, 2000. Includes 1,500 shares held by trusts for which Mr. Tomlinson and his wife are the sole trustees. Mr. Tomlinson disclaims beneficial ownership of those shares. Also includes 7,417 shares held by an investment fund of which Mr. Tomlinson is a general partner. Mr. Tomlinson disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(15) Includes 4,050 shares subject to options either currently exercisable or exercisable by Mr. Tucci within 60 days of April 30, 2000.

(16) Includes 4,050 shares subject to options either currently exercisable or exercisable by Mr. Tyabji within 60 days of April 30, 2000.

(17) Includes 13,283 shares subject to options either currently exercisable or exercisable by Mr. Uchida within 60 days of April 30, 2000. Does not reflect the possible sale of shares upon the exercise of the underwriters' over-allotment option. If the underwriters exercise the option in full, Mr. Uchida will sell 10,977 shares, resulting in him owning 3,283 shares after the closing of the offering.

(18) See footnotes (3) through (17) above.


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


(19) Includes 15,625 shares subject to options either currently exercisable or exercisable by Mr. Drennan within 60 days of April 30, 2000. Does not reflect the possible sale of shares upon the exercise of the underwriters' over-allotment option. If the underwriters exercise the option in full, Mr. Drennan will sell 9,900 shares, resulting in him owning 6,030 shares after the closing of the offering.

(20) Includes 4,531 shares subject to options either currently exercisable or exercisable by Mr. Fukatsu within 60 days of April 30, 2000. Does not reflect the possible sale of shares upon the exercise of the underwriters' over-allotment option. If the underwriters exercise the option in full, Mr. Fukatsu will sell 3,360 shares, resulting in him owning 1,531 shares after the closing of the offering.

(21) Includes 781 shares subject to options either currently exercisable or exercisable by Mr. Kaplan within 60 days of April 30, 2000. Does not reflect the possible sale of shares upon the exercise of the underwriters' over-allotment option. If the underwriters exercise the option in full, Mr. Kaplan will sell 8,000 shares, resulting in him owning 33,252 shares after the closing of the offering.

(22) Includes 5,469 shares subject to options either currently exercisable or exercisable by Mr. Nakamura within 60 days of April 30, 2000. Does not reflect the possible sale of shares upon the exercise of the underwriters' over-allotment option. If the underwriters exercise the option in full, Mr. Nakamura will 734 sell shares, resulting in him owning 5,469 shares after the closing of the offering.

(23) See footnotes (19) through (22) above.



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

                          RELATED PARTY TRANSACTIONS


PRE-FORMATION ADVANCES


     Prior to 1997, Addison Fischer and his affiliates, including Fischer International, advanced SDSC, our predecessor, non-interest bearing loans in the aggregate amount of approximately $9.6 million in order to fund our operations. Of the total amount advanced to SDSC, approximately $4.6 million was contributed to the capital stock of SDSC in 1996 and 1997. SDSC repaid the remaining $5.0 million of advances in May 1998, of which $1,045,000 was paid to Fischer International and $3,955,000 was paid to Addison Fischer.


     In addition, from 1996 to March 1999, Addison Fischer and his affiliates, including Fischer International, advanced SmartDiskette Limited, or SDL, non-interest bearing loans in the aggregate amount of approximately $600,000. In May 1999, prior to our acquisition of SDL, these advances were converted into 96,710 shares of SDL common stock and, after the acquisition in May 1999, these shares were in turn converted into 76,018 shares of our common stock.


FORMATION TRANSACTIONS


     Although we commenced operations in January 1998, we did not receive significant capital contributions until February of that year. In February 1998, we entered into a joint venture agreement along with Toshiba and Phoenix House which detailed a plan of capital contribution, corporate governance and business strategies for us. Pursuant to this agreement, each of Toshiba, Fischer International and Phoenix House agreed to purchase shares of our common stock and become our principal stockholders. Before the May 1998 stock purchases described below substantially, all outstanding shares of our common stock were owned by employees of, or consultants to, SmartDisk, as a result of the exercise of stock options.


     The joint venture agreement called for Toshiba to make an immediate loan to us of $5.0 million in exchange for a convertible note. The note had an interest rate of 4% per annum. The note remained outstanding until May 22, 1998. At that time, Toshiba acquired 2,487,500 shares of our common stock in exchange for a cash payment of $4,950,000 and delivery and cancellation of the February 1998 note, including accrued interest.


     At the same time that Toshiba purchased its shares of our common stock, both Phoenix House and Fischer International acquired shares of our common stock. Both Phoenix House and Fischer International are controlled by Addison Fischer, the Chairman of our board of directors. Phoenix House acquired 7,350,000 shares of our common Stock in exchange for all of the outstanding shares of SDSC. As a result, SDSC became our wholly owned subsidiary and we became the owner of the exclusive patent licenses owned by SDSC. Fischer International acquired 150,000 shares of our common stock in return for trademarks it owned relating to the SafeBoot, FlashPath and Smarty products. Immediately after their capital contributions, Phoenix House, Toshiba and Fischer International owned 68.8%, 23.3% and 1.4% of our outstanding common stock.


     On May 26, 1999, the shareholders of SDL, which included Addison Fischer and Phoenix House, exchanged all of their shares of SDL for 515,500 shares of our common stock. Of the total number of our shares issued, Addison Fischer received 428,768 shares, Phoenix House received 32,918 shares and the other shareholders of SDL received the remaining 53,814 shares. As a result of this transaction, we acquired 100% of SDL, the indirect owner of its current principal patents.


FISCHER TRANSACTIONS


     In 1996 and 1997, all of the products of SDSC were sold through Fischer International and its affiliates. Under this arrangement, Fischer International and its affiliates received a fee of approximately 25% of the sales of SDSC. The consolidated revenues shown in our 1996 and 1997


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

financial statements, which reflect the revenue of SDSC, are net of the fees paid to Fischer International and its affiliates. In addition, operating expenses totaling approximately $4.0 million in 1997 were incurred by Fischer International on behalf of SDSC.


     In January 1998, SDSC entered into an operating agreement with Fischer International and SmartDisk to provide operating services to SDSC, including developing and marketing the SafeBoot, FlashPath and Smarty products. SDSC agreed in return to reimburse Fischer International and us for the expenses related to providing those services. Upon our obtaining control of SDSC in May 1998, this agreement was terminated and replaced with a new operating agreement between Fischer International and us. Under this new agreement, as amended in June 1999, we reimburse Fischer International for marketing, accounting and other similar services. In addition, until recently we have shared office space with Fischer International. We have reimbursed Fischer International for the cost of this office space as well as other general and administrative expenses. Our share of these expenses is based on an internal analysis of the relative amount of time devoted to our business by employees of Fischer International as well as the overhead charges attributable to these employees. In 1998 and 1999, we paid Fischer International approximately $1.5 million and $300,000 under this arrangement for the reimbursement of expenses under the operating agreement and for the other shared services.


     In May 1998, we entered into license and distribution agreements with Fischer International. Under these agreements, we granted Fischer International a non-exclusive license to our SafeBoot product and distribution rights to our SafeBoot, Smarty and FlashPath products until 2001. Pursuant to this agreement, Fischer International agreed to pay us 33.3% of the net revenue derived from the sale of our products on a stand-alone basis and 5% of the net revenue derived from the sale of our products which are bundled with the products of third parties. In 1998 and 1999, we received approximately $285,000 and $470,000 from Fischer International under these agreements in royalties related to SafeBoot, and no royalties related to Smarty and FlashPath.


TOSHIBA TRANSACTIONS


     In May 1998, we entered into a license agreement with Toshiba, which was contemporaneously becoming one of our principal stockholders. Under this agreement, Toshiba granted us a non-exclusive license to patents relating to the interface with Toshiba's SmartMedia cards. We paid a one-half of 1% royalty on the net sales price of our products that use the Toshiba license through March 1999. This agreement was amended in September 1998 to expand the field of use for the non-exclusive license. In April 1999, we again amended the Toshiba license. In exchange for 50,000 shares of our common stock, Toshiba agreed to grant us a fully-paid license as of April 1999, at which time we stopped paying royalties. In 1998 and 1999, we paid approximately $69,000 and $25,600 to Toshiba under this license.


     In addition, we sell a number of our products to an affiliate of Toshiba which in turn serves as sales agent to Toshiba in its role as an OEM customer. In 1997, 1998 and 1999, we had aggregate sales to Toshiba or the sales agent of approximately $495,000, $0 and $815,000.


     Also, since September 1998, four engineers from Toshiba have worked for us on a contract basis. In 1998 and 1999, we paid Toshiba approximately $74,000 and $474,000 for these services.


EMPLOYEE ADVANCES


     On March 3, 1998, we loaned Michael Battaglia $305,114 in connection with Mr. Battaglia's exercise of an option to purchase 426,136 shares of our common stock. The loan bears interest at the rate of 5.47% per year and the interest is payable quarterly. The principal balance is due on the earlier of March 3, 2003 or the end of his employment with us or an affiliate of ours.


     On March 29, 1999, we loaned Robert Protheroe $60,000 in connection with his repayment of amounts owed to his previous employer. The loan bears interest at the rate of 4.71% per year and is due in four annual installments ending in 2003, unless his employment with us ends at an earlier date, in which case the principal balance and accrued interest are due within 30 days after termination of employment. The outstanding principal balance of the loan as of March 31, 2000 is $45,000.


OTHER TRANSACTIONS


     On May 28, 1998, we sold 28,750 shares of our common stock at a price of $4.00 per share to First TZMM Investment Partnership, an entity affiliated with Tomlinson Zisko Morosoli & Maser LLP. Timothy Tomlinson, one of our directors, is a partner of Tomlinson Zisko Morosoli & Maser LLP.


     On July 1, 1999, as part of a larger round of investments led by SCM Microsystems, we sold an aggregate of 20,000 shares of common stock to Messrs. Tomlinson and Bidzos, two of our directors, for $160,000, or $8.00 per share. Individually, Mr. Tomlinson received 7,500 shares and Mr. Bidzos received 12,500 shares. In addition, First TZMM Investment Partnership acquired 27,500 shares for $220,000.


     On January 21, 2000, we granted options to acquire 15,000 shares of common stock to Mr. Tomlinson with an exercise price of $35.00 per share. Options to purchase 6,000 shares vested immediately, options to purchase 6,000 shares vested 12.5% per quarter and options to purchase 3,000 shares vested 2% per month. On January 31, 2000, we loaned Mr. Tomlinson $209,994 in connection with his exercise of options to purchase 6,000 shares of our common stock for $35.00 per share. The loan bears interest at the rate of 6.07% per year and the interest is payable quarterly. The principal balance is due on January 31, 2005.



     Mr. Tomlinson is a partner of Tomlinson Zisko Morosoli & Maser LLP, which provided legal services to us in 1999. Fees paid in 1999 to Mr. Tomlinson's firm did not exceed 5% of the law firm's gross revenues for its last full fiscal year.

                         DESCRIPTION OF CAPITAL STOCK


GENERAL


     Our authorized capital stock consists of 60,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value.


COMMON STOCK



     As of April 30, 2000, there were 17,375,621 shares of common stock outstanding that were held of record by approximately 80 stockholders. There will be 19,888,793 shares of common stock outstanding, assuming no exercise after April 30, 2000 of outstanding options, after giving effect to the sale of the shares of common stock offered to the public by this prospectus but not the exercise of the underwriters' over-allotment option.



     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to any preferential rights of preferred stockholders, the holders of common stock are entitled to receive dividends on a pro rata basis, if any, declared from time to time by the board of directors out of legally available funds. We have never paid dividends in the past and do not intend to do so in the future. In the event of our liquidation, dissolution or winding up, subject to any preferential rights of preferred stockholders, the holders of common stock are entitled to share on a pro rata basis in all assets remaining after payment of liabilities. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.


PREFERRED STOCK


     On the closing of this offering, no shares of preferred stock will be outstanding. The board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of any series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.


REGISTRATION RIGHTS


     Concurrently with the purchase of our common stock by Toshiba Corporation, Phoenix House Investments, LP and Fischer International Systems Corporation, we entered into an agreement providing registration rights for Toshiba, Phoenix House and Fischer International. At any time after 90 days following the date of this prospectus, Toshiba, Phoenix House or the holders of a majority of the shares held by them may require us to file a registration statement under the Securities Act covering at least 20% of the securities of SmartDisk held by them, or a lesser percentage if the net aggregate offering price would exceed $10.0 million. We will not be required to comply with a request for registration on more than three occasions or within 60 days before or 90 days after our good faith estimate of the effective date of another registration statement filed pursuant to a request.


     When we are eligible to utilize a registration statement on Form S-3 to register an offering of our securities, holders of 20% of the shares held by Toshiba, Phoenix House and Fischer International may request that we file a registration statement on Form S-3, covering all or a portion of securities of SmartDisk held by them, provided that the aggregate public offering price is at least $500,000. These holders can request only two S-3 registrations.


     These registration rights will be subject to our right to delay the filing of a registration statement if, in the view of our board of directors, a filing would be seriously detrimental to us, not more than once in any 12-month period, for not more than 150 days after the appropriate number of holders have requested we file a registration statement.


     In addition, in connection with our acquisition of VST Technologies, Inc., we entered into agreements providing registration rights for the management stockholders and other specified non-management stockholders of VST. At any time after 90 days following the date of this prospectus, holders of a majority of our common stock received by the management stockholders or holders of a majority of our common stock received by the non-management stockholders of VST in connection with the acquisition may require us to file a registration statement under the Securities Act. The management stockholders may neither require registration in any one filing of more than 25% of the shares received by them in connection with the acquisition nor require us to file more than four registration statements. Only one request for registration may be made by the management stockholders in any six month period. The non-management stockholders may neither require registration in any one filing of more than 50% of the shares received by them in connection with the acquisition nor require us to file more than one registration statement. In addition, under the agreements, we are required to file a registration statement on Form S-3 as soon as we are eligible but no later than October 16, 2000 covering all of the common stock issued in the acquisition and maintain the effectiveness of such registration statement until the one-year anniversary of the VST acquisition.



     The registration rights given in connection with the VST acquisition are subject to our right to delay the filing of a registration statement for no more than 60 days if our board of directors determines in good faith that a filing would have a material adverse affect on any proposal or plan of ours to engage in a material acquisition or disposition of assets or a material merger, consolidation, tender offer or other similar transaction. We may not delay a filing more than once in any nine-month period.


     In addition, in connection with our acquisition of Impleo Limited, we provided registration rights for the stockholders of Impleo. Under the acquisition agreement, we are required to file a registration statement on Form S-3 as soon as we are eligible but no later than November 5, 2000 covering all of the common stock issued in the acquisition and maintain the effectiveness of such registration statement until the one-year anniversary of the acquisition. At any time after November 5, 2000, if we are not eligible to file a shelf registration statement, then the former stockholders of Impleo may require us to file a registration statement under the Securities Act.


     In addition, Toshiba, Phoenix House, SCM Microsystems, Inc., Fischer International, the former stockholders of VST and the former stockholders of Impleo Limited have "piggyback" registration rights. If we propose to register any common stock under the Securities Act, those stockholders may require us to include all or a portion of their securities in the registration. However, the managing underwriter, if any, of any offering has the right to limit the number of securities proposed to be included in the registration.


     We are required to bear all registration expenses incurred in connection with these registrations. Toshiba, Phoenix House, Fischer International, the former management and non-management stockholders of VST and the former stockholders of Impleo will pay all underwriting discounts and selling commissions applicable to the sale of their securities.


     We also agreed to indemnify Toshiba, Phoenix House, Fischer International and the former management and non-management stockholders of VST for any damages they suffer due to any untrue statement or omission that we make in a registration statement covering their shares.

     The registration rights of Toshiba, Phoenix House and Fischer International under the agreement providing registration rights will terminate, as to each of them, when it may sell all its shares in a three-month period under Rule 144 under the Securities Act.


ANTITAKEOVER EFFECTS OF DELAWARE LAW AND PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS


     CERTIFICATE OF INCORPORATION AND BYLAWS. Our certificate of incorporation provides that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. Our certificate of incorporation also provides that the affirmative vote of 80% of our outstanding stock is required to remove any of our directors, to approve a business combination involving our company or for our stockholders to amend our bylaws or the anti-takeover provisions of our certificate of incorporation. Our bylaws provide that our stockholders may not call a special meeting of stockholders. The bylaws also include advance notice procedures with regard to the nomination, other than by the board of directors, of candidates for director elections. These provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of SmartDisk. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage some types of transactions that may involve an actual or threatened change of control of SmartDisk. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares or proxy fights and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.


     DELAWARE ANTITAKEOVER LAW. SmartDisk is subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15.0% or more of a corporation's voting stock. The existence of this provision may have an antitakeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.


TRANSFER AGENT AND REGISTRAR


     The Transfer Agent and Registrar for the common stock is American Stock Transfer & Trust Company.



                        SHARES ELIGIBLE FOR FUTURE SALE



     Upon completion of this offering, we will have outstanding 19.9 million shares of common stock based upon shares outstanding as of April 30, 2000, assuming no exercise of outstanding options prior to completion of this offering and no exercise of the underwriters' over-allotment option. Of these shares, the 3.45 million shares sold in our initial public offering are, and the 3.9 million shares sold in this offering will be, freely tradable without restriction under the Securities Act except for any shares purchased by "affiliates" of SmartDisk as that term is defined in Rule 144 under the Securities Act. As of April 30, 2000, approximately 13.7 million of the outstanding shares of common stock are "restricted securities" as that term is defined in Rule 144. In addition, all our executive officers and some of our directors and stockholders, including some selling stockholders, who together, assuming no exercise of the underwriters' over-allotment option, will hold an aggregate of approximately 7.3 million shares of common stock upon the completion of the offering, have agreed that they generally will not offer, sell, contract to sell or otherwise dispose of any common stock or any securities that are convertible into common stock for a period of 90 days after the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, none of their shares will be eligible for resale until 91 days after the date of this prospectus. Merrill Lynch, Pierce, Fenner & Smith Incorporated may, at its sole discretion, and at any time without notice, release all or any portion of the securities subject to lock-up agreements.



     In general, the volume limitations under Rule 144, as currently in effect, provide that a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell in any three-month period a number of shares that does not exceed the greater of:



     /bullet/ 1.0% of the number of shares of our common stock then outstanding, which will equal approximately 199,000 shares immediately after this offering; or



     /bullet/ the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of Form 144 with respect to the sale.


     Sales under Rule 144 must also be made in broker's transactions and are subject to notice requirements and to the public availability of current information about SmartDisk.



     Toshiba, Phoenix House, Fischer International, the former management and non-management stockholders of VST and the former stockholders of Impleo are entitled to registration rights for sale of their shares in the public market. Registration of those shares under the Securities Act would result in those shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration and this could affect the stock price at that time.

                                 UNDERWRITING

     Merrill Lynch, Pierce, Fenner & Smith Incorporated, Chase Securities Inc. and U.S. Bancorp Piper Jaffray Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders, the number of shares listed opposite their names below.




                                                NUMBER
       UNDERWRITER                             OF SHARES
       -----------                            ----------
  Merrill Lynch, Pierce, Fenner & Smith
         Incorporated .....................
  Chase Securities Inc. ...................
  U.S. Bancorp Piper Jaffray Inc. .........
                                              ---------
        Total .............................   3,900,000
                                              =========


     The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

     We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.


COMMISSIONS AND DISCOUNTS


     The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that
price less a concession not in excess of $   per share. The underwriters may
allow, and the dealers may reallow, a discount not in excess of $   per share
to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.


     The following table shows the public offering price, underwriting discount and proceeds before expenses to SmartDisk and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options.



                                                                      WITHOUT      WITH
                                                        PER SHARE      OPTION     OPTION
                                                       -----------   ---------   -------
   Public offering price ...........................        $            $          $
   Underwriting discount ...........................        $            $          $
   Proceeds, before expenses, to SmartDisk .........        $            $          $
   Proceeds to the selling stockholders ............        $            $          $

     The expenses of the offering, not including the underwriting discount, are estimated at $500,000 and are payable by SmartDisk.


OVER-ALLOTMENT OPTION


     We and some of the members of our management have granted options to the underwriters to purchase up to 585,000 additional shares at the public offering price less the underwriting discount.

The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreements, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.


NO SALES OF SIMILAR SECURITIES



     We, some selling stockholders, our executive officers and some directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly



     /bullet/ offer, pledge, sell or contract to sell any common stock,


     /bullet/ sell any option or contract to purchase any common stock,


     /bullet/ purchase any option or contract to sell any common stock,


     /bullet/ grant any option, right or warrant for the sale of any common stock,


     /bullet/ lend or otherwise dispose of or transfer any common stock,


     /bullet/ request or demand that we file a registration statement related to the common stock, or


     /bullet/ enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.


     This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.


QUOTATION ON THE NASDAQ NATIONAL MARKET



     Our common stock is quoted on the Nasdaq National Market under the symbol "SMDK."



PRICE STABILIZATION AND SHORT POSITIONS


     Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.


     If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.


     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

PASSIVE MARKET MAKING


     In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.



                                 LEGAL MATTERS


     The validity of the common stock offered by this prospectus will be passed upon for SmartDisk by Greenberg Traurig, P.A., Miami, Florida. Certain legal matters in connection with the offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, McLean, Virginia.



                                    EXPERTS


     Ernst & Young LLP, independent certified public accountants, have audited our consolidated financial statements at December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999, as set forth in their report. We have included our consolidated financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


     The financial statements of VST Technologies, Inc. included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report, and are included in reliance upon the authority of Arthur Andersen LLP as experts in giving their report.



                   WHERE YOU CAN FIND ADDITIONAL INFORMATION


     We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to SmartDisk and the common stock offered by this prospectus, refer to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; refer in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement of the type referred to in the preceding sentence is qualified in all respects by reference to the exhibit. You may inspect a copy of the registration statement without charge at the Securities and Exchange Commission's principal office in Washington, D.C. and obtain copies of all or any part thereof upon payment of a fee from the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Securities and Exchange Commission's regional offices in New York, located at 7 World Trade Center, Suite 1300, New York, New York 10048, or in Chicago, located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The Securities and Exchange Commission's website address is www.sec.gov.



     We furnish holders of common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We intend to furnish other reports as we may determine or as may be required by law.

                         INDEX TO FINANCIAL STATEMENTS



                                                                                          PAGE
                                                                                          ----
SMARTDISK CORPORATION

  Report of Independent Certified Public Accountants ..................................    F-2

  Consolidated Balance Sheets of SmartDisk as of December 31, 1998 and 1999 ...........    F-3

  Consolidated Statements of Operations of SmartDisk for the Years Ended December 31,
    1997, 1998 and 1999 ...............................................................    F-4

  Consolidated Statements of Cash Flows of SmartDisk for the Years Ended December 31,
    1997, 1998 and 1999 ...............................................................    F-5

  Consolidated Statements of Stockholders' Equity (Deficit) of SmartDisk for the Years
    Ended December 31, 1997, 1998 and 1999 ............................................    F-6

  Notes to Consolidated Financial Statements of SmartDisk .............................    F-7

VST TECHNOLOGIES, INC.

  Report of Independent Public Accountants ............................................   F-26

  Balance Sheets of VST as of December 31, 1998 and 1999 ..............................   F-27

  Statements of Operations of VST for the Years Ended December 31, 1997,
    1998 and 1999 .....................................................................   F-28

  Statements of Redeemable Convertible Preferred Stock and Stockholders' Deficit of VST
    for the Years Ended December 31, 1997, 1998 and 1999 ..............................   F-29

  Statements of Cash Flow of VST for the Years Ended December 31, 1997,
    1998 and 1999 .....................................................................   F-30

  Notes to Financial Statements of VST ................................................   F-31

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of SmartDisk Corporation:


     We have audited the accompanying consolidated balance sheets of SmartDisk Corporation as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. Our audits also included the financial statement schedule listed in the Index at Item 14(a)2. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.


     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SmartDisk Corporation at December 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.





                                        /s/ Ernst & Young LLP



Miami, Florida
January 21, 2000, except
for Note 15 as to which
the date is March 6, 2000

                             SMARTDISK CORPORATION
                          CONSOLIDATED BALANCE SHEETS


                                                                                      DECEMBER 31,
                                                                           ----------------------------------
                                                                                 1998               1999
                                                                           ----------------   ---------------
ASSETS
Current assets:
 Cash and cash equivalents .............................................    $   2,919,728      $  19,079,542
 Restricted cash .......................................................        1,050,000          1,050,000
 Short-term investments ................................................               --         26,640,401
 Accounts receivable, net of allowance for doubtful accounts of
   $33,848 and $139,842 at December 31, 1998 and 1999, respectively.....        2,195,356          3,865,781
 Notes receivable ......................................................        1,381,886          6,302,439
 Inventories, net ......................................................        1,689,020          1,474,613
 Other current assets ..................................................          280,291          1,353,235
                                                                            -------------      -------------
   Total current assets ................................................        9,516,281         59,766,011
Property and equipment, net ............................................          682,014          2,623,629
Intangible assets, net .................................................          740,978            882,699
Deposits and other assets ..............................................          196,682            171,855
                                                                            -------------      -------------
TOTAL ASSETS ...........................................................    $  11,135,955      $  63,444,194
                                                                            =============      =============
LIABILITIES, REDEEMABLE COMMON STOCK AND
  STOCKHOLDERS' EQUITY (DEFICIT) .......................................
Current liabilities: ...................................................
 Accounts payable ......................................................    $   3,706,297      $   5,329,804
 Bank line of credit and discounted notes ..............................        2,247,718          4,894,672
 Other accrued liabilities .............................................          693,590          2,014,765
 Income taxes payable ..................................................               --          1,110,537
 Deferred research and development contract revenue ....................               --            307,874
                                                                            -------------      -------------
   Total current liabilities ...........................................        6,647,605         13,657,652
Deferred income tax liability ..........................................          184,658                 --
Stockholder loan .......................................................          648,147                 --
Commitments and contingencies ..........................................               --                 --
Redeemable common stock: 2,487,500 shares issued and outstanding at
  December 31, 1998 ....................................................        9,991,918                 --
Stockholders' equity (deficit): ........................................
 Preferred stock, $.001 par value; 5,000,000 shares authorized;
   none issued .........................................................               --                 --
 Common stock, $.001 par value; 60,000,000 shares authorized;
   9,296,723 issued and 9,216,496 outstanding at December 31, 1998;
   16,072,399 issued and 15,991,422 outstanding at December 31, 1999....            9,297             16,072
 Capital in excess of par value ........................................       16,351,092         71,246,592
 Treasury stock, 80,227 shares at December 31, 1998 and 80,977 shares
   at December 31, 1999, at cost .......................................          (57,764)           (58,304)
 Accumulated other comprehensive income ................................          478,948            711,954
 Notes receivable from officers/employees ..............................         (417,334)          (387,454)
 Accumulated deficit ...................................................      (22,700,612)       (21,742,318)
                                                                            -------------      -------------
   Total stockholders' equity (deficit) ................................       (6,336,373)        49,786,542
                                                                            -------------      -------------
TOTAL LIABILITIES, REDEEMABLE COMMON STOCK AND
  STOCKHOLDERS' EQUITY (DEFICIT) .......................................    $  11,135,955      $  63,444,194
                                                                            =============      =============

                See notes to consolidated financial statements.

                             SMARTDISK CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                          YEAR ENDED DECEMBER 31,
                                                            ---------------------------------------------------
                                                                  1997              1998              1999
                                                            ---------------   ---------------   ---------------
REVENUES
 Product sales ..........................................    $    892,530      $ 15,038,281      $ 37,262,464
 Research and development revenue .......................              --                --         2,586,506
 Royalties ..............................................              --           284,298           470,479
                                                             ------------      ------------      ------------
   Total revenues .......................................         892,530        15,322,579        40,319,449
COST OF REVENUES ........................................         300,678        12,600,330        24,820,064
                                                             ------------      ------------      ------------
GROSS PROFIT ............................................         591,852         2,722,249        15,499,385
OPERATING EXPENSES ......................................
 Research and development ...............................       1,411,986         2,107,142         5,868,983
 Sales and marketing ....................................          11,582         1,565,865         1,608,214
 General and administrative .............................       3,184,552         4,630,736         6,259,161
                                                             ------------      ------------      ------------
   Total operating expenses .............................       4,608,120         8,303,743        13,736,358
                                                             ------------      ------------      ------------
OPERATING INCOME (LOSS) .................................      (4,016,268)       (5,581,494)        1,763,027
Gain (loss) on foreign exchange .........................              --           (47,678)           29,919
Interest and other income ...............................           8,210            75,770           586,663
Interest expense ........................................            (514)          (51,858)          (54,471)
                                                             ------------      ------------      ------------
Net income (loss) before income taxes ...................      (4,008,572)       (5,605,260)        2,325,138
Income tax expense (benefit) ............................         (44,598)         (102,316)        1,366,844
                                                             ------------      ------------      ------------
NET INCOME (LOSS) .......................................    $ (3,963,974)     $ (5,502,944)     $    958,294
                                                             ============      ============      ============
Earnings (loss) per share--basic ........................    $      (0.51)     $      (0.68)     $       0.09
Earnings (loss) per share--diluted ......................    $      (0.51)     $      (0.68)     $       0.07
Weighted average shares used to calculate earnings (loss)
  per share amounts .....................................
 Basic ..................................................       7,738,909         8,040,169        10,724,608
 Diluted ................................................       7,738,909         8,040,169        13,349,376

                See notes to consolidated financial statements.

                             SMARTDISK CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                           YEAR ENDED DECEMBER 31,
                                                                             ---------------------------------------------------
                                                                                    1997              1998             1999
                                                                             ----------------- ----------------- ---------------
Cash flows from operating activities:
 Net income (loss) .........................................................   $  (3,963,974)    $  (5,502,944)   $     958,294
 Adjustments to reconcile net loss to net cash used in operating activities:
  Depreciation .............................................................         227,089           613,777        1,478,184
  Amortization .............................................................         179,346           410,917          551,751
  Bad debt expense .........................................................              --            26,565           93,035
  Provision for inventory obsolescence .....................................              --                --           86,600
  Employee stock option expense ............................................              --                --           76,500
  Foreign currency (gain) loss .............................................              --           (31,235)         (29,919)
  Deferred income tax benefit ..............................................         (44,598)         (102,316)        (388,874)
  Changes in assets and liabilities:
   (Increase) decrease in assets: ..........................................
   Accounts receivable .....................................................              --        (2,221,921)      (1,763,460)
   Notes receivable ........................................................              --        (1,381,886)      (4,920,553)
   Inventories .............................................................          23,529        (1,394,524)         127,807
   Other current assets ....................................................        (274,894)         (240,169)        (918,472)
   Deposits and other assets ...............................................          20,525          (176,942)          93,517
   Increase (decrease) in liabilities: .....................................
   Accounts payable ........................................................        (397,416)        3,452,485        1,623,507
   Deferred research and development contract revenue ......................              --                --          307,874
   Other accrued liabilities and income taxes payable ......................          80,588           587,575        2,431,712
                                                                               -------------     -------------    -------------
Net cash used in operating activities ......................................      (4,149,805)       (5,960,618)        (192,497)
Cash flows from investing activities:
 Purchases of property and equipment .......................................        (284,943)       (1,019,878)      (3,057,057)
 Purchases of short-term investments .......................................              --                --      (36,707,793)
 Sales and maturities of short-term investments ............................              --                --        9,995,030
 Purchase of intangible assets .............................................              --                --         (404,959)
 Increase in restricted cash ...............................................              --        (1,050,000)              --
                                                                               -------------     -------------    -------------
Net cash used in investing activities ......................................        (284,943)       (2,069,878)     (30,174,779)
Cash flows from financing activities:
 Proceeds from issuance of exchangeable note ...............................              --         5,000,000               --
 Net proceeds from line of credit ..........................................              --         2,247,718        2,646,954
 Net proceeds (repayment) of stockholder loan ..............................       3,709,527        (3,955,000)              --
 Net proceeds (repayment) of loan from related parties .....................       1,045,000        (1,045,000)              --
 Proceeds from sale of redeemable common stock .............................              --         4,950,000               --
 Net proceeds from issuance of common stock ................................              --         3,259,967       43,820,485
 Proceeds from sale of stock by SDL ........................................              --                --           65,225
 Collections on notes receivable from officers .............................              --                --           29,880
 Purchase of treasury stock ................................................              --           (57,764)            (540)
                                                                               -------------     -------------    -------------
Net cash provided by financing activities ..................................       4,754,527        10,399,921       46,562,004
Effect of exchange rate fluctuations on cash ...............................           1,973           220,525          (34,914)
                                                                               -------------     -------------    -------------
Increase in cash and cash equivalents ......................................         321,752         2,589,950       16,159,814
Cash and cash equivalents at beginning of period ...........................           8,026           329,778        2,919,728
                                                                               -------------     -------------    -------------
Cash and cash equivalents at end of period .................................   $     329,778     $   2,919,728    $  19,079,542
                                                                               =============     =============    =============
Significant non-cash activities:
 Acquisition of SDL patents ................................................   $     693,424     $     300,000
 Conversion of stockholder loan to capital .................................         654,661                      $     648,147
 Exchange of note payable plus accrued interest for redeemable common stock                          5,041,918
 Notes receivable obtained for stock option exercise .......................                           417,334
 Issuance of common stock for licenses and trademarks ......................                           600,000          300,000

                           See notes to consolidated financial statements.

                             SMARTDISK CORPORATION
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)



                                      COMMON STOCK          CAPITAL IN     COMPREHENSIVE
                                 -----------------------    EXCESS OF          INCOME
                                    SHARES      AMOUNT      PAR VALUE          (LOSS)
                                 ------------ ---------- --------------- -----------------
Balance at December 31, 1996       7,724,639   $ 7,725    $ 11,027,278
Comprehensive loss:
 Net loss ......................                                           $  (3,963,974)
 Foreign currency translation                                                      7,533
                                                                           -------------
  Comprehensive loss ...........                                           $  (3,956,441)
                                                                           =============
Acquisition of SDL .............      23,253        23         693,401
Contribution of stockholder
 loan to capital ...............                               654,661
                                  ----------   -------    ------------
Balance at December 31, 1997       7,747,892     7,748      12,375,340
Comprehensive loss:
 Net loss ......................                                           $  (5,502,944)
 Foreign currency translation                                                    290,208
                                                                           -------------
  Comprehensive loss ...........                                           $  (5,212,736)
                                                                           =============
Issuance of common stock in
 private placement .............     666,250       666       3,164,334
Common stock issued for
 trademarks ....................     150,000       150            (150)
Common stock issued under
 stock option plans ............     699,863       700         511,601
Acquisition of SDL minority
 interest ......................      32,718        33         299,967
Repurchase of common stock .....  ----------   -------    ------------
Balance at December 31, 1998       9,296,723     9,297      16,351,092
Comprehensive income:
 Net income ....................                                           $     958,294
 Foreign currency translation
  adjustments ..................                                                 277,147
 Unrealized loss on short-
  term investments .............                                                 (44,141)
                                                                           -------------
  Comprehensive income .........                                           $   1,191,300
                                                                           =============
Issuance of common stock in
 public offering, net ..........   3,452,500     3,453      39,170,411
Conversion of redeemable
 common stock ..................   2,487,500     2,487       9,989,431
Issuance of common stock in
 private placements ............     650,000       650       4,299,350
Issuance of common stock
 under stock option plans ......      47,875        48         251,948
Issuance of common stock
 under employee stock
 purchase plan .................      15,411        15         171,110
Issuance of common stock for
 license .......................      37,500        37         299,963
Conversion of stockholder
 loan into SDL shares ..........      76,018        76         648,071
Issuance of shares by SDL ......       8,872         9          65,216
Collection on note receivable
 from officer ..................
Repurchase of common stock .....  ----------   -------    ------------
Balance at December 31, 1999      16,072,399   $16,072    $ 71,246,592
                                  ==========   =======    ============



                                                     ACCUMULATED       NOTES
                                                        OTHER        RECEIVABLE
                                                    COMPREHENSIVE       FROM
                                    ACCUMULATED         INCOME       OFFICERS/     TREASURY
                                      DEFICIT           (LOSS)       EMPLOYEES       STOCK          TOTAL
                                 ----------------- --------------- ------------- ------------ -----------------
Balance at December 31, 1996       $ (13,233,694)     $ 181,207     $       --    $      --     $  (2,017,484)
Comprehensive loss:
 Net loss ......................      (3,963,974)
 Foreign currency translation                             7,533
  Comprehensive loss ...........                                                                   (3,956,441)
Acquisition of SDL .............                                                                      693,424
Contribution of stockholder
 loan to capital ...............                                                                      654,661
                                   -------------      ---------     ----------    ---------     -------------
Balance at December 31, 1997         (17,197,668)       188,740             --           --        (4,625,840)
Comprehensive loss:
 Net loss ......................      (5,502,944)
 Foreign currency translation                           290,208
  Comprehensive loss ...........                                                                   (5,212,736)
Issuance of common stock in
 private placement .............                                                                    3,165,000
Common stock issued for
 trademarks ....................                                                                           --
Common stock issued under
 stock option plans ............                                      (417,334)                        94,967
Acquisition of SDL minority
 interest ......................                                                                      300,000
Repurchase of common stock .....                                                    (57,764)          (57,764)
                                   -------------      ---------     ----------    ---------     -------------
Balance at December 31, 1998         (22,700,612)       478,948       (417,334)     (57,764)       (6,336,373)
Comprehensive income:
 Net income ....................         958,294
 Foreign currency translation
  adjustments ..................                        277,147
 Unrealized loss on short-
  term investments .............                        (44,141)
  Comprehensive income .........                                                                    1,191,300
Issuance of common stock in
 public offering, net ..........                                                                   39,173,864
Conversion of redeemable
 common stock ..................                                                                    9,991,918
Issuance of common stock in
 private placements ............                                                                    4,300,000
Issuance of common stock
 under stock option plans ......                                                                      251,996
Issuance of common stock
 under employee stock
 purchase plan .................                                                                      171,125
Issuance of common stock for
 license .......................                                                                      300,000
Conversion of stockholder
 loan into SDL shares ..........                                                                      648,147
Issuance of shares by SDL ......                                                                       65,225
Collection on note receivable
 from officer ..................                                        29,880                         29,880
Repurchase of common stock .....                                                       (540)             (540)
                                   -------------      ---------     ----------    ---------     -------------
Balance at December 31, 1999       $ (21,742,318)     $ 711,954     $ (387,454)   $ (58,304)    $  49,786,542
                                   =============      =========     ==========    =========     =============

                See notes to consolidated financial statements.

                             SMARTDISK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1999


NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES


ORGANIZATION


     SmartDisk Corporation ("SmartDisk" or the "Company") was incorporated in March 1997, and its predecessor, SmartDisk Security Corporation ("SDSC") was incorporated on May 18, 1993. SmartDisk designs and develops products that enable consumers to easily share digital data among advanced consumer electronic products, PCs and the Internet. The Company serves customers in the electronics, banking and other consumer markets. Principal geographic markets for the Company's products include the United States, Japan, Europe and other world markets.


     SDSC was substantially wholly-owned by Addison Fischer ("Fischer"). From 1993 to 1995, SDSC exploited technology that it licensed under a manufacturing license agreement with Fischer International Systems Corporation ("FISC"), another company substantially wholly-owned by Fischer. The patents underlying the licensed technology were held by SmartDiskette GmbH ("SDG"), a German company that is wholly-owned by SmartDiskette Limited ("SDL"), an English company that was approximately 37% owned by Fischer through May 1996. SDG licensed these patents to SDL. SDL in turn entered into a manufacturing license agreement with FISC that FISC subsequently assigned to SDSC. The license agreement covered the manufacture and sale of solid state diskettes relating to the fields of data security and validation and computer security and access control. For the period January 1, 1996 through December 31, 1997, FISC, pursuant to an operating agreement with SDSC, conducted all operations and development activities on behalf of SDSC. During this period, SDSC (through
FISC) developed several products using proprietary, high-density flash memory technology. These products are hereafter referred to as the "SmartDisk Products." The SmartDisk Products consist primarily of FlashPath (used to read/write flash memory cards) and Smarty (used to read/write smart cards). SDSC reimbursed FISC for the cost of services provided by FISC under the operating agreement. In addition, FISC retained 25% of the gross sales price of SmartDisk Products distributed by it on behalf of SDSC.


     On March 21, 1997, FISC and Toshiba Corporation ("Toshiba") entered into a memorandum of understanding in which the parties agreed to exploit the SmartDisk Products. SmartDisk commenced operations January 1, 1998. Effective on that date, SDSC's operating agreement with FISC was terminated.


     On May 26, 1998, an agreement was finalized with Toshiba and FISC in order to, among other things, capitalize SmartDisk. SDSC stockholders exchanged all the issued and outstanding shares of SDSC for 7,350,000 shares of common stock of SmartDisk, Toshiba contributed $9,991,918 for 2,487,500 shares of redeemable common stock and FISC assigned trademarks to SmartDisk in exchange for 150,000 shares of common stock. In conjunction with the capitalization, SDSC was merged into SmartDisk. The merger was a combination of entities under common control and accounted for at historical cost. The accounts of SmartDisk and SDSC are combined in the accompanying financial statements.


     In May 1996 and May 1997, Fischer increased his ownership of SDL to 87% and 92%, respectively. In May 1998, Phoenix House Investments, LLC ("Phoenix House"), an investment company substantially owned by Fischer, acquired the remaining outstanding interests of SDL through the issuance of common stock valued at approximately $300,000. In May 1999, the stockholders of

                             SMARTDISK CORPORATION

                               DECEMBER 31, 1999


NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

SDL exchanged all their shares of SDL for 515,500 shares of common stock of SmartDisk and SDL became a wholly owned subsidiary of SmartDisk. The merger was a combination of entities under common control and accounted for at historical cost. The individual financial statements of SmartDisk and SDL are combined in the accompanying financial statements from May 22, 1996, the date SDL came under common control. The accounts of SDL were adjusted as of that date to reflect a new basis under the purchase accounting method.


BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION


     The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances between the companies have been eliminated. The consolidated financial statements are stated in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States.


CERTAIN UNCERTAINTIES AND RISKS


     Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and trade receivables. The Company places its cash and cash equivalents, and short-term investments with major financial institutions. In the normal course of business, the Company extends unsecured credit to its customers for the sale of products. Credit terms generally range from 30 to 150 days receivables with extended credit terms secured by promissory notes. The Company evaluates and monitors the credit worthiness of each customer on a case-by-case basis. Allowances are maintained for potential credit losses.


     The Company sells to original equipment manufacturers, retailers, and distributors in the United States, Japan, Europe and other world markets. However, the majority of the Company's sales are to Japanese customers. Japanese sales as well as related expenses are denominated in Yen and, accordingly, are subject to the risks associated with fluctuations in exchange rates between the Yen and the US dollar. The Company does not hedge against foreign currency exposure.


     A limited number of customers account for a substantial portion of the Company's revenues. Further, one product accounts for a substantial portion of the Company's revenues. Sales of the Company's products will vary as a result of fluctuations in market demand.


     Certain raw materials used by the Company in the manufacture of its products are available from a limited number of suppliers. The Company is dependent on its manufacturers to allocate a sufficient portion of their manufacturing capacity to meet the Company's needs.


USE OF ESTIMATES


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                             SMARTDISK CORPORATION

                               DECEMBER 31, 1999


NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

FOREIGN CURRENCY TRANSLATION


     Substantially all of the Company's sales are made through a Japanese branch. This subsidiary and other foreign subsidiaries have their local currency as their functional currency. Their assets and liabilities are translated to the US dollar at the current exchange rates in effect at the balance sheet date. Items of revenue and expense are translated using average exchange rates in effect for the period in which the items occur. The resulting gains and losses from translation are included as a component of stockholders' equity.


     Certain intercompany balances with the Japanese branch are denominated in Yen. Certain cash time deposits and inter-company accounts of the Japanese branch are dollar-denominated balances. These balances are remeasured to the functional currency using the current exchange rate at the balance sheet date, and resulting adjustments are reflected in the gain (loss) on foreign exchange account included in the statement of operations. Inter-company gains (losses) included in this account for the years ended December 31, 1998 and 1999 totaled $170,416 and $87,910, respectively.


RECLASSIFICATIONS


     Certain amounts in prior years' consolidated financial statements have been reclassified to conform to the fiscal 1999 presentation.


FAIR VALUE OF FINANCIAL INSTRUMENTS


     The carrying value of cash, accounts receivable, accounts payable and other accrued liabilities in the accompanying balance sheet approximates fair value because of the short-term maturity of these financial instruments. The fair value of the restricted cash and line of credit approximates market, as the interest rates on these financial instruments are market rates.


CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS


     All highly liquid investments with an original maturity of three months or less when purchased are considered to be cash equivalents. All cash equivalents are carried at cost, which approximates fair value. Cash and cash equivalents include money market funds, certificates of deposit and U.S. Government Agency securities.


     The Company has cash investment policies that limit investments to investment grade securities. Investments held by the Company are classified as "available-for-sale" as defined by SFAS No. 115 and are carried at fair value based on quoted market prices. Such investments consist of U.S. Government Agency securities, corporate debt securities and asset backed securities with original maturities beyond three months and less than twenty-four months. Realized losses represent the difference between the proceeds received upon sale of an investment and its amortized cost. The Company's realized losses, net of tax, during the year ended December 31, 1999 were $45,656. Unrealized losses, net of tax, as of December 31, 1999 were $44,141. The Company did not have short-term investments during the years ended December 31, 1998 and 1997.

                             SMARTDISK CORPORATION

                               DECEMBER 31, 1999


NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     A detail of the Company's short-term investments as of December 31, 1999 is as follows:



                                                AMORTIZED        AGGREGATE      UNREALIZED      UNREALIZED
                                               COST BASIS       FAIR VALUE         GAINS          LOSSES
                                             --------------   --------------   ------------   -------------
    US government and government
     agency securities ...................    $15,964,942      $15,920,180         $ --         $ (44,762)
    Asset backed securities ..............      5,990,602        5,984,190           --            (6,412)
    Corporate bonds and notes ............      4,757,219        4,736,031           --           (21,188)
                                              -----------      -----------         ----         ---------
    Total short-term investments .........    $26,712,763      $26,640,401         $ --         $ (72,362)
                                              ===========      ===========         ====         =========

     The following represents the maturities of the Company's short-term investments as of December 31, 1999:



                                       AGGREGATE
                                      FAIR VALUE
                                    --------------
  Due in 0-12 months ............    $ 9,996,060
  Due in 12-24 months ...........     16,644,341
                                     -----------
  Total .........................    $26,640,401
                                     ===========

RESTRICTED CASH


     Restricted cash is composed of a time deposit that the Company's Japanese branch maintains as collateral for a line of credit.


INVENTORIES


     Inventories are stated at the lower of cost or market with cost being determined on a first-in, first-out basis.


PROPERTY AND EQUIPMENT


     Property and equipment are stated at cost less accumulated depreciation. All major expenditures for production equipment are capitalized and depreciated over the economic life of the asset. The costs of repairs and maintenance are charged to expense in the year when they are incurred. Depreciation is computed using the straight-line and declining balance methods over the estimated useful lives of 2 to 15 years. In addition, certain production equipment is depreciated using the units of production method. The units of production method depreciates the property over the estimated life cycle production quantities. The monthly depreciation cost is calculated by using the number of pieces produced times the cost per piece computed from the estimated total production quantity.


SOFTWARE DEVELOPMENT COSTS


     Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time certain development costs required to attain general production

                             SMARTDISK CORPORATION

                               DECEMBER 31, 1999


NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

release would be capitalized. To date, the Company's software development has essentially been completed concurrent with the establishment of technological feasibility, and, accordingly, no costs have been capitalized.


INCOME TAXES


     The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes". Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.


REVENUE RECOGNITION


     Sales revenue is recognized when the risk of loss and title transfers to the customer, which is generally at the time of shipment to customers. Royalty revenue consists of royalties earned on sales of licensed products. Royalty revenues are recognized when earned based upon contractual agreement. To date, all of the Company's royalties relate to the licensing of one software product to FISC. The Company has no continuing obligations under this licensing agreement. Revenues from research and development contracts are recognized when earned based upon achievement of contract milestones.


STOCK BASED COMPENSATION


     SFAS No. 123 "Accounting for Stock-Based Compensation" permits the use of either a fair value based method or the intrinsic value method defined in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") to account for stock-based compensation arrangements. The Company determines the value of stock-based compensation arrangements under the provisions of APB 25 and, accordingly, has included the pro forma disclosures required under SFAS No. 123 in Note 9.


ADVERTISING


     Advertising costs are charged to expense as incurred, advertising expenses for 1997, 1998 and 1999 were $3,785, $214,002 and $147,251, respectively.


RECENT ACCOUNTING PRONOUNCEMENTS


     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established accounting and reporting standards requiring that every derivative financial instrument be recorded on the balance sheet as either an asset or liability measured at its current market value. Because SmartDisk currently holds no derivative instruments and does not engage in hedging activities, the Company expects that the adoption of SFAS No. 133 will have no material impact on its financial position, results of operations or cash flows. The Company will be required to implement SFAS No. 133 for the year ending December 31, 2001.

                             SMARTDISK CORPORATION

                               DECEMBER 31, 1999


NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

COMPREHENSIVE INCOME


     Comprehensive income (loss) includes all changes in equity that result from transactions and other economic events during the period other than transactions with stockholders. The significant components of other comprehensive income (expense) for the Company include equity adjustments resulting from the translation of the balance sheet for the Japanese branch and the European subsidiary and unrealized gains and losses on short-term investments. Accumulated other comprehensive income at December 31, 1999, includes accumulated foreign currency translation adjustments of $756,095 offset by unrealized losses on short-term investments of $44,141, net of tax.


NOTE 2. INVENTORY


     Inventories consist of the following:


                                                   DECEMBER 31,
                                          -------------------------------
                                               1998             1999
                                          --------------   --------------
   Finished goods .....................    $ 1,687,905      $ 1,561,213
   Raw materials ......................          1,115               --
                                           -----------      -----------
   Total inventories ..................      1,689,020        1,561,213
   Allowance for obsolescence .........             --          (86,600)
                                           -----------      -----------
   Net inventory ......................    $ 1,689,020      $ 1,474,613
                                           ===========      ===========

NOTE 3. PROPERTY AND EQUIPMENT


     Property and equipment consists of the following:


                                                                 DECEMBER 31,
                                                         -----------------------------
                                                              1998           1999
                                                         ------------   --------------
   Production Equipment ..............................   $ 702,779       $  3,697,941
   Furniture and fixtures ............................     191,576            318,973
   Software ..........................................     167,519            370,487
                                                         ---------       ------------
   Property and equipment, at cost ...................   1,061,874          4,387,401
   Accumulated depreciation and amortization .........    (379,860)        (1,763,772)
                                                         ---------       ------------
   Property and equipment, net .......................   $ 682,014       $  2,623,629
                                                         =========       ============

NOTE 4. INTANGIBLE ASSETS


     The patents and goodwill recorded as of December 31, 1998 relate to technology held by SDL. These amounts will be fully amortized in the first half of 2000. During 1999, the Company incurred approximately $400,000 in costs for the successful defense of the patent on its primary technology and product. These costs have been capitalized and included in patents. These costs will be amortized over three years, the expected future life of the patent.


     On June 30, 1999, the Company issued 37,500 shares of its common stock to SanDisk Corporation ("SanDisk") in exchange for a license to utilize certain patented technology developed by SanDisk.

                             SMARTDISK CORPORATION

                               DECEMBER 31, 1999



NOTE 4. INTANGIBLE ASSETS--(CONTINUED)

The Company is amortizing the license on a straight-line basis over the ten year term of the license. In addition, the Company is required to pay a royalty to SanDisk on net revenues from direct sales to customers other than SanDisk of products developed by the Company utilizing this licensed technology.


     Intangible assets consist of the following:


                                                DECEMBER 31,
                                        -----------------------------
                                             1998           1999
                                        ------------   --------------
   Patents ..........................   $ 998,334       $  1,389,204
   Goodwill .........................     332,791            326,464
   License ..........................          --            300,000
                                        ---------       ------------
   Total intangibles ................   1,331,125          2,015,668
   Accumulated amortization .........    (590,147)        (1,132,969)
                                        ---------       ------------
   Intangible assets, net ...........   $ 740,978        $   882,699
                                        =========       ============

NOTE 5. BANK LINE OF CREDIT


     The Company's wholly owned Japanese branch has a line of credit with maximum borrowing capacity of approximately $2.9 million (295 million Yen). The facility, which has no fixed term, is collateralized by a time deposit and accounts receivable. The branch maintains a time deposit with the bank that has a balance at December 31, 1999 of $1,050,000. The Company may borrow up to 90% of this amount. The credit agreement corresponding to the time deposit collateral is renewable automatically on May 31, 2000. In addition, accounts receivable of up to $2 million (200 million Yen) of specified trade customers may be used as additional collateral. The credit agreement corresponding to the accounts receivable collateral is renewable automatically on January 31, 2001. The interest rate on borrowings under the line of credit is 1.38% per year. The outstanding balance under the line of credit was approximately $0.9 million (100 million Yen) as of December 31, 1998 and approximately $2 million (200 million Yen) at December 31, 1999.


     The Japanese branch also discounts certain short-term promissory notes received from trade customers with the bank. Bank borrowings collateralized by promissory notes totaled approximately $1.4 million (160 million Yen) at December 31, 1998 and approximately $2.9 million (302 million Yen) at December 31, 1999.


     The Company maintains a line of credit under which it may borrow up to $5 million. Any amounts borrowed under this line of credit bear interest at 2% over the 30-day LIBOR rate and would be collateralized by all assets of the Company. This line of credit expires on December 15, 2000. The Company has not borrowed against this line of credit and has no current plans to borrow any amounts under this line of credit.


     Interest paid during the years ended December 31, 1998 and 1999 amounted to $5,017 and $53,842, respectively. The Company made no interest payments in 1997.

                             SMARTDISK CORPORATION

                               DECEMBER 31, 1999

NOTE 6. COMMITMENTS AND CONTINGENCIES


LEASES


     Through May 31, 1999, the Company leased space for its corporate headquarters from a related party, FISC, on a month-to-month basis. There was no formalized agreement and the expense was accrued and paid monthly based on a percent of usage basis. As of June 1, 1999, the Company assumed from FISC a facilities operating lease with an unrelated lessor that continues through December 31, 2001. The Company also leases office space under an operating lease that expires in September 2000. The Company's Japanese branch leases office space under a two year operating lease that commenced in April 1998. This lease has been renewed through 2002 on terms similar to the original lease agreement. Total rent expense on operating leases for 1997, 1998 and 1999 was $36,995, $261,399 and $443,645, respectively. Rent expense incurred related to FISC for these same periods totaled $36,995, $135,290 and $58,578, respectively.


     The table below sets forth minimum payments for the years indicated under operating leases with remaining terms in excess of one year, at December 31, 1999:


  2000 ...........    $440,141
  2001 ...........     446,343
  2002 ...........      83,896

EMPLOYMENT AGREEMENTS


     The Company has entered into employment agreements with certain of its employees. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions, invention assignment provisions, and covenants not to compete.


CONTINGENCIES


     The Company relies on a combination of patents, trademarks, copyright and trade secret laws, confidentiality procedures and licensing arrangements to protect its intellectual property rights. There can be no assurance that there will not be any disputes regarding the Company's intellectual property rights. Specifically, there can be no assurance that any patents held by the Company will not be invalidated, that patents will be issued for any of the Company's pending applications or that any claims allowed from existing or pending patents will be of sufficient scope or strength or be issued in the primary countries where the Company's products can be sold that will provide meaningful protection or any commercial advantage to the Company. Additionally, competitors of the Company may be able to design around the Company's patents.


NOTE 7. EARNINGS (LOSS) PER SHARE DATA


     Basic earnings (loss) per share is calculated by dividing net income
(loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding for the period plus the dilutive effect of the conversion of the outstanding redeemable common stock, outstanding

                             SMARTDISK CORPORATION

                               DECEMBER 31, 1999


NOTE 7. EARNINGS (LOSS) PER SHARE DATA--(CONTINUED)

shares of non-vested stock and outstanding stock options using the "treasury stock" method. For the year ended December 31, 1998, the redeemable common stock, shares of non-vested stock and stock options were excluded from the calculation of earnings (loss) per share because they were anti-dilutive. They have been included in the computation of earnings per share for the year ended December 31, 1999 due to their dilutive effect on earnings per share.


     Earnings (loss) per share has been computed reflecting the retroactive adjustment of outstanding shares related to the mergers of SDL and SDSC into SmartDisk as well as the one for four reverse stock split that was effected in August 1999.


     The following table sets forth the computation of basic and diluted earnings (loss) per share:


                                                                        YEARS ENDED DECEMBER 31,
                                                           ---------------------------------------------------
                                                                 1997               1998              1999
                                                           ----------------   ----------------   -------------
   Numerator:
    Net income (loss) ..................................     $ (3,963,974)      $ (5,502,944)    $  958,294
                                                             ============       ============     ==========
   Denominator:
    Weighted average shares outstanding ................        7,738,909          8,040,169     10,724,608
    Dilutive effect of conversion of redeemable
      common stock .....................................               --                 --      1,901,404
    Dilutive effect of stock options ...................               --                 --        365,619
    Dilutive effect of non-vested common stock .........               --                 --        357,745
                                                             ------------       ------------     ----------
    Diluted shares outstanding .........................        7,738,909          8,040,169     13,349,376
                                                             ============       ============     ==========
   Basic earnings (loss) per share .....................     $      (0.51)      $      (0.68)    $     0.09
   Diluted earnings (loss) per share ...................     $      (0.51)      $      (0.68)    $     0.07

     Subsequent to December 31, 1999, the Company issued approximately 1,080,000 shares of common stock, of which approximately 1,067,000 related to the acquisition of VST. The Company also granted approximately 934,000 options to purchase shares of SmartDisk common stock and issued approximately 443,000 options to acquire shares of SmartDisk Corporation common stock in exchange for outstanding vested options to acquire shares of VST common stock.


NOTE 8. STOCKHOLDERS' EQUITY (DEFICIT)


     In connection with an agreement that was finalized in May 1998, Toshiba Corporation received 2,487,500 shares of redeemable common stock in exchange for $9,991,918 (consisting of $4,950,000 cash, the exchange of a $5,000,000 note and accrued interest of $41,918).


     In January and July 1999, SmartDisk sold a total of 650,000 shares of its common stock in private transactions for gross proceeds of $4.30 million.


     In August 1999, the Company completed a reverse stock split of one for four. The consolidated financial statements and footnotes have been retroactively restated to reflect the reverse stock split in the prior periods, including all references in the financial statements to number of shares and per share amounts.

                             SMARTDISK CORPORATION

                               DECEMBER 31, 1999


NOTE 8. STOCKHOLDERS' EQUITY (DEFICIT)--(CONTINUED)

     In August 1999, the Company amended and restated its Certificate of Incorporation such that the number of shares of authorized capital stock was increased to 65,000,000 shares, consisting of 60,000,000 shares of common stock with a par value of $0.001 per share and 5,000,000 shares of preferred stock with a par value $0.001 per share.


     On October 6, 1999, the Company completed its initial public offering
(IPO). The Company realized net proceeds of approximately $39.14 million from the sale of 3,450,000 shares of common stock (including 450,000 shares issued upon the exercise of the underwriters' over allotment option) at an initial public offering price of $13.00 per share after deducting underwriting discounts and commissions of approximately $3.14 million and offering expenses of approximately $2.57 million. Upon the successful completion of the Company's IPO, each of the 2,487,500 outstanding shares of redeemable common stock were converted into one share of common stock.


NOTE 9. STOCK BASED COMPENSATION


STOCK OPTION PLANS


     The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense was recognized during 1998 and 1999.


     The Company's 1998 Employee Stock Option Plan authorized the grant of options to employees including members of the Company's Board of Directors who are employees of the Company for up to 1,454,545 shares of the Company's common stock. Options granted under the plan are fully vested after four years and all options granted have a ten-year contractual life. This plan was terminated in July 1999.


     The Company's 1998 Directors and Consultants Stock Option Plan authorized the grant of options to officers, directors, consultants and other independent contractors (including members of the Company's Board of Directors who are not employees of the Company) for up to 250,000 shares of the Company's common stock. Options granted under the plan are fully vested after four years and all options granted have a ten-year contractual life. This plan was terminated in July 1999.


     The Company has reserved 965,750 shares of common stock for outstanding options issued under the aforementioned stock option plans.


     During 1998 and 1999, the Company granted 880,613 stock options to employees and directors of SmartDisk with exercise prices ranging from $0.72 to $8.00, which options were immediately exercisable for cash or in part by cash (minimum par value for the shares purchased) and the balance by a five-year full recourse promissory note. Such notes would be secured by the shares purchased (to be held in escrow with no transfer rights pending full payment) with interest based on the coupon rate yield of a 52-week U.S. Treasury bill immediately preceding the execution and issuance of the

                             SMARTDISK CORPORATION

                               DECEMBER 31, 1999


NOTE 9. STOCK BASED COMPENSATION--(CONTINUED)

promissory note, with voting rights for the underlying shares remaining with the shareholder until default, if any, on the note. Of the 880,613 immediately exercisable options granted, 743,363 options have been exercised and 67,250 have been cancelled as of December 31, 1999. Of the 743,363 shares of common stock issued upon exercise, 357,745 remain nonvested and 80,977 have been repurchased and are shown as treasury stock, at cost, in the equity section of the balance sheet as of December 31, 1999. The nonvested shares of common stock will vest in accordance with the provisions of the original option award.


     In July 1999, the Company established the 1999 Incentive Compensation Plan (the 1999 Plan) and reserved 2,500,000 shares of common stock for issuance thereunder. Pursuant to the terms of the 1999 Plan, the Company may grant participants stock options, stock appreciation rights, restricted stock, deferred stock, other stock-related awards and performance or annual incentive awards that may be settled in cash, stock or other property (collectively, the Awards). Under the 1999 Plan, the total number of shares of common stock that may be subject to the granting of Awards at any time during the term of the 1999 Plan shall equal 2,500,000 shares, plus the number of shares with respect to which Awards previously granted under the 1999 Incentive Plan that terminate without being exercised, and the number of shares of common stock that are surrendered in the payment of any Awards or any tax withholding requirements. As of December 31, 1999, 171,000 options have been granted under the 1999 Plan. No other form of Award has been granted under the 1999 Plan.


     During the year ended December 31, 1999, compensation expense of $76,500 was recognized relating to the accelerated vesting of 21,000 options, exercisable at $0.72 per share.


     A summary of the Company's stock option activity, and related information for the years ended December 31, follows:



                                                                    WEIGHTED         NUMBER OF         WEIGHTED
                                                  NUMBER OF          AVERAGE          OPTIONS          AVERAGE
                                                   OPTIONS       EXERCISE PRICE     EXERCISABLE     EXERCISE PRICE
                                                -------------   ----------------   -------------   ---------------
   Outstanding at December 31, 1997 .........            --          $   --                --           $   --
    Granted with exercise prices equal to
      fair market value .....................     1,041,613            1.29
    Granted with exercise prices less than
      fair market value .....................        25,000            4.00
    Exercised ...............................      (699,863)           0.73
    Canceled ................................          (750)           0.72
                                                  ---------
   Outstanding at December 31, 1998 .........       366,000            2.54             2,250             0.72
    Options granted with exercise prices
      equal to fair market value ............     1,024,500            7.77
    Exercised ...............................       (47,875)           3.67
    Canceled ................................      (205,875)           2.66
                                                  ---------
   Outstanding at December 31, 1999 .........     1,136,750          $ 7.19            44,794           $ 2.73
                                                  =========

                             SMARTDISK CORPORATION

                               DECEMBER 31, 1999


NOTE 9. STOCK BASED COMPENSATION--(CONTINUED)

     The following table summarizes information about stock options outstanding at December 31, 1999:



                                      OUTSTANDING OPTIONS                         EXERCISABLE OPTIONS
                      ---------------------------------------------------   -------------------------------
                                         WEIGHTED
                                          AVERAGE            WEIGHTED                           WEIGHTED
RANGE OF               NUMBER OF         REMAINING            AVERAGE          OPTIONS          AVERAGE
EXERCISE PRICES         OPTIONS      CONTRACTUAL LIFE     EXERCISE PRICE     EXERCISABLE     EXERCISE PRICE
-------------------   -----------   ------------------   ----------------   -------------   ---------------
     $0.72-$1.00          58,750        8.1 years             $ 0.76            24,689           $0.75
     $4.00-$4.80         321,125        9.0 years               4.66            16,385            4.28
    $8.00-$13.00         740,375        9.4 years               8.24             3,720            9.00
   $30.50-$36.50          16,500        9.9 years              32.00                --              --
                       ---------                                                ------
    $0.72-$36.50       1,136,750        9.3 years             $ 7.19            44,794           $2.73
                       =========                                                ======

EMPLOYEE STOCK PURCHASE PLAN


     In July 1999, the Company established the 1999 Employee Stock Purchase Plan, for which 465,000 shares of the Company's common stock have been reserved. The plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, will be implemented through successive twelve-month Offering Periods, generally commencing the first of January each year. Employees are eligible to participate if they are employed by the Company for at least 20 hours per week and more than five (5) months in a calendar year. Entry dates into the plan are the first day of each calendar quarter. Each participant is granted an option to purchase the Company's common stock on June 30 and December 31 (the "Purchase Date") of each Offering Period, up to a maximum of 1,000 shares, through payroll deductions, which may not exceed 15% of an employee's total compensation. The initial Offering Period commenced on October 5, 1999 and will end on the last business day of December 2000. The price of stock purchased under the plan will be 85% of the lower of the fair market value of the common stock at the beginning of the Offering Period or the Purchase Date. Employees may not be granted shares under the plan if immediately following a grant they would hold stock and/or options to acquire stock possessing more than 5% of the total voting power of the shares of the Company. Employee contributions are limited to $21,250 per year. Approximately 90 percent of eligible employees participated in the Plan in 1999. Under the Plan, the Company sold 15,411 shares of common stock to employees on December 31, 1999.


PRO FORMA INFORMATION FOR STOCK-BASED COMPENSATION


     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options and employee stock purchase plan under the fair value method of that Statement. For the fair value disclosure below, compensation value is estimated for each option grant using a Black-Scholes option-pricing model. The following weighted average assumptions were used for option grants in fiscal 1998 and 1999: risk-free interest rate of 5.25% in 1998 and 5.75% in 1999; expected dividend yield of 0% for 1998 and 1999; volatility factor of the expected market price of the Company's common stock of zero in 1998 and for the period in 1999 prior to the Company's IPO and 0.80 for the period in 1999 following the Company's IPO; and an expected life of the options of 3 years for 1998 and 1999. Shares

                             SMARTDISK CORPORATION

                               DECEMBER 31, 1999


NOTE 9. STOCK BASED COMPENSATION--(CONTINUED)

issued through the 1999 Employee Stock Purchase Plan during 1999 were valued with a minimum value pricing model using the following assumptions: risk-free interest rate of 5.75%, expected dividend yield of 0% and a life of three months.


     The weighted average grant date fair value of options granted during the years ended December 31, 1998 and 1999 with exercise prices equal to market value was $0.84 and $5.11, respectively. There were no options granted during the year ended December 31, 1999 with exercise prices less than market value. The weighted average grant date fair value of options granted during the year ended December 31, 1998 with exercise prices less than market value was $3.40. The weighted average grant date fair value of the shares issued through the 1999 Employee Stock Purchase Plan for the year ended December 31, 1999 was $2.11.


     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different than those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee's stock options.


     For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the options' vesting period. The Company's pro forma information for options issued is as follows:


                                                1998             1999
                                          ----------------   ------------
   Net income (loss):

    As reported .......................     $ (5,502,944)     $ 958,294
    Pro forma .........................     $ (5,620,529)     $ 754,101
   Basic net income (loss) per share:

    As reported .......................     $      (0.68)     $    0.09
    Pro forma .........................     $      (0.70)     $    0.07
   Diluted net income (loss) per share:

    As reported .......................     $      (0.68)     $    0.07
    Pro forma .........................     $      (0.70)     $    0.06

     The effects of applying SFAS No. 123 on pro forma disclosures of net income and earnings per share for fiscal 1998 and 1999 are not likely to be representative of the pro forma effects on net income and earnings per share in future years because the number of shares to be issued under these plans is not known and the assumptions used to determine the fair value can vary significantly.

                             SMARTDISK CORPORATION

                               DECEMBER 31, 1999

NOTE 10. EMPLOYEE BENEFIT PLANS


     Effective January 1, 1998, for the benefit of qualified employees, the Company became a participant in a tax deferred savings plan offered to employees of FISC. The plan is designed to provide employees with an accumulation of funds at retirement. Qualified employees may elect to make pre tax contributions into the plan for up to 15% of their annual compensation, up to a maximum of $10,000 per year. The Company's matching contributions are earned by the employee based on a straight line, five year vesting schedule. The Company may make additional annual contributions to the plan at the discretion of the Board of Directors. For the years ended December 31, 1998 and 1999, the Company made matching contributions of $10,747 and $30,596, respectively.


NOTE 11. INCOME TAXES


     The United States and foreign components of income (loss) from continuing operations before income taxes are as follows:


                                          YEARS ENDED DECEMBER 31,
                             ---------------------------------------------------
                                    1997               1998             1999
                             -----------------   ----------------   ------------
   United States .........     $  (3,462,924)      $ (4,584,045)    $  552,953
   Foreign ...............          (545,648)        (1,021,215)     1,772,185
                               -------------       ------------     ----------
    Total ................     $  (4,008,572)      $ (5,605,260)    $2,325,138
                               =============       ============     ==========

     The income tax benefit for periods prior to 1999 as presented in the statements of operations relates to the reduction of the deferred income tax liability associated with the identified intangible assets. The components of the income tax provision (benefit) are as follows:


                                                            YEARS ENDED DECEMBER 31,
                                                 ----------------------------------------------
                                                      1997            1998            1999
                                                 -------------   -------------   --------------
   Current:
    United States ............................     $       0      $        0       $   60,000
    Foreign ..................................             0               0        1,695,718
                                                   ---------      ----------       ----------
    Total Current Expense (Benefit) ..........     $       0      $        0       $1,755,718
   Deferred:
    United States ............................     $       0      $  (25,000)      $  (50,000)
    Foreign ..................................     $ (44,498)        (77,316)        (338,874)
                                                   ---------      ----------       ----------
    Total Deferred Expense (Benefit) .........     $ (44,498)     $ (102,316)      $ (388,874)
                                                   ---------      ----------       ----------
   Income Tax Provision (Benefit) ............     $ (44,598)     $ (102,316)      $1,366,844
                                                   =========      ==========       ==========

                             SMARTDISK CORPORATION

                               DECEMBER 31, 1999


NOTE 11. INCOME TAXES--(CONTINUED)

     The significant components of the Company's deferred income taxes are as follows:


                                                                       DECEMBER 31,
                                                              -------------------------------
                                                                   1998             1999
                                                              --------------   --------------
   Deferred tax assets:
    Net operating loss carryforwards ......................    $  2,615,236     $  1,238,163
    Depreciation and amortization .........................          18,377          104,640
    Accrued expenses ......................................           9,225          134,052
    Bad debt & inventory reserves .........................              --           85,211
    Foreign tax & alternative minimum tax credits .........              --        1,759,548
    Other .................................................              --          347,057
                                                               ------------     ------------
    Deferred tax assets ...................................       2,642,838        3,668,671
     Less: valuation allowance ............................      (2,642,838)      (3,417,277)
                                                               ------------     ------------
   Net deferred tax assets ................................              --          251,395
   Deferred tax liabilities ...............................
    Acquired intangibles ..................................        (184,658)         (56,453)
                                                               ------------     ------------
   Total net deferred taxes ...............................    $   (184,658)    $    194,942
                                                               ============     ============

     The reconciliation of the U.S. federal statutory income tax rate to the effective income tax rate is:



                                                                   YEARS ENDED DECEMBER 31,
                                                           ----------------------------------------
                                                               1997           1998          1999
                                                           ------------   ------------   ----------
   Federal income tax benefit ..........................      (34.00)%       (34.00)%       34.00%
   State taxes, net of federal benefit .................       (3.63)         (3.63)         3.57
   Foreign tax rate differential .......................        0.63          (0.13)        (0.33)
   Non-deductible items ................................          --           1.38          0.56
   Goodwill ............................................        0.37           0.13          1.83
   Recognition of net deferred tax assets from change in
    SDSC status ........................................          --          (0.17)           --
   S corporation loss reported by stockholders .........       32.51             --            --
   Change in valuation allowance .......................        3.02          34.01         19.48
   Other ...............................................          --           0.61         (0.32)
                                                              ------         ------         -----
    Total ..............................................       (1.10)%        (1.80)%       58.79%
                                                              ======         ======         =====

     Prior to May 1998, SDSC elected to be taxed as an S corporation under the Internal Revenue Code. As a result, the taxable income or losses for periods prior to May 1998 were reported by the stockholders on their individual income tax returns. Upon the conversion from an S corporation to a C corporation, SDSC became subject to income tax. Subsequent to the conversion from an S corporation to a C corporation, SDSC was merged into SmartDisk, a C corporation.


     SFAS 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative,

                             SMARTDISK CORPORATION

                               DECEMBER 31, 1999


NOTE 11. INCOME TAXES--(CONTINUED)

management has determined that a valuation allowance of approximately $770,000, $2,643,000 and $3,417,000 at December 31, 1997, 1998 and 1999, respectively, is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The change in valuation allowance amounted to approximately $121,000, $1,873,000 and $774,000 for December 31, 1997, 1998 and
1999, respectively.


     At December 31, 1998 and 1999, the Company had United States and foreign net operating loss carryforwards for tax purposes as follows:


                                     DECEMBER 31, 1998                DECEMBER 31, 1999
                              -------------------------------   -----------------------------
JURISDICTION                      AMOUNT         EXPIRATION         AMOUNT        EXPIRATION
---------------------------   -------------   ---------------   -------------   -------------
   United States ..........    $4,932,000             2018       $1,532,000            2018
   United Kingdom .........     2,343,000        Unlimited        2,005,000       Unlimited
   Japan ..................       377,000             2003               --          N/A

     At December 31, 1999, the Company had United States tax credit carryforwards as follows:


                                                    DECEMBER 31, 1999
                                              -----------------------------
TAX CREDIT                                        AMOUNT        EXPIRATION
-------------------------------------------   -------------   -------------
   Foreign tax credit .....................    $1,699,548            2004
   Alternative minimum tax credit .........    $   60,000       Unlimited

     The Company made income tax payments of $145,330 during 1999. No income tax payments were made in 1998 and 1997.


NOTE 12. SEGMENT INFORMATION


     The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers. The Company operates in one reportable business segment.


     Sales to foreign markets and to significant customers as a percentage of the Company's total revenues were as follows:



                                      YEARS ENDED DECEMBER 31,
                                      ------------------------
                                       1997     1998     1999
                                      ------   ------   -----
   Foreign markets:
    Asian and Pacific Rim .........    --%       84%      81%
    United States .................     82       10       15
    Europe ........................     18        6        4

                             SMARTDISK CORPORATION

                               DECEMBER 31, 1999


NOTE 12. SEGMENT INFORMATION--(CONTINUED)

                            YEARS ENDED DECEMBER 31,
                            -------------------------
                              1997      1998     1999
                            --------   ------   -----
   Significant Customers:
    FujiFilm ............       --%     38%       28%
    Olympus .............       --       32       27
    FISC ................      100       14        9
    Sony ................       --       --       10

     The following is a summary of the carrying amounts of the Company's foreign net assets (liabilities) by geographic area in which they are located:


                                             DECEMBER 31,
                                     -----------------------------
                                          1998            1999
                                     -------------   -------------
   Asian and Pacific Rim .........    $1,830,076      $4,359,808
   Europe ........................       (46,025)        198,115

     The following is a summary of the Company's foreign long-lived assets by geographic area in which they are located:


                                            DECEMBER 31,
                                     ---------------------------
                                         1998           1999
                                     -----------   -------------
   Asian and Pacific Rim .........    $281,347      $1,680,321
   Europe ........................     750,821         191,637

NOTE 13. RELATED PARTY TRANSACTIONS


     Material related party transactions that have been entered into by the Company that are not disclosed otherwise in these notes are summarized below.


     As outlined in Note 1, SmartDisk (including SDSC and SDL) and FISC were under the common ownership of Fischer. Further, there were various transactions between SmartDisk and FISC, such as sharing of certain general and administrative resources, the purchases/sales of products and services and similar transactions. In the opinion of management, the allocations were reasonable and reflect all of the cost of the Company's doing business.


     During 1997, FISC provided operating services to SmartDisk pursuant to an operating agreement. FISC retained 25% of the gross sales price of SmartDisk Products distributed by it on behalf of the Company. In addition, FISC allocated direct expenses attributable to the Company such as cost of sales, product development and depreciation, and indirect expenses such as selling, general and administrative expenses. The direct expense allocation was based on actual expenses incurred and the indirect expense allocation was based upon a pro rata allocation of the total expenses incurred by FISC based upon management's estimate of the percentage attributable to the Company. All of the Company's revenues for 1997 and operating expenses totaling approximately $4.0 million in 1997 were recognized or incurred by FISC on behalf of SmartDisk. Management estimates that had the Company operated on a stand-alone basis for 1997, expenses would have approximated the amount reported.

                             SMARTDISK CORPORATION

                               DECEMBER 31, 1999



NOTE 13. RELATED PARTY TRANSACTIONS--(CONTINUED)

     As a direct result of this operating arrangement between FISC and SmartDisk, the Company's stockholder loan from Fischer was increased by $3,158,817 in 1997 representing funding of SmartDisk operations by Fischer through FISC. Stockholder loan amounts totaling $654,661 in 1997 were contributed to capital. In addition, stockholder loan amounts totaling $648,147 at December 31, 1998, represented advances made by Fischer and related companies to fund the operations of SDL. Those advances, which were non-interest bearing and due upon demand, were converted into 386,841 shares of common stock of SDL in May 1999, which in turn were exchanged for 76,018 shares of SmartDisk.


     At December 31, 1997, the Company owed $1,045,000 to FISC and $3,955,000 to Fischer, which represented non-interest bearing amounts advanced to fund the Company's operations. These amounts were repaid in 1998.


     In 1998, the Company was granted a non-exclusive license to certain patents relating to the interface with Toshiba's SmartMedia cards. In September 1998, this license was amended to expand the field of use for the license. In return, the Company agreed to pay a 1/2% royalty on products covered by the Toshiba patents. Royalty expenses pertaining to this license were $68,752 and $25,555 in 1998 and 1999, respectively.


     The Company has entered into various strategic agreements with related parties to sell, manufacture and distribute products. In addition, the Company procures certain engineering services from a strategic investor. During 1998 and 1999, approximately 34% and 18%, respectively, of the Company's sales were to related parties. During 1998 and 1999, purchases of products and services of approximately $14.0 million and $37.5 million, respectively, were made from related parties.


     Pursuant to license and distribution agreements entered into in 1998 between FISC and the Company, FISC was granted the right to license and distribute the Company's products through 2001. For this right, FISC agreed to pay to the Company royalties ranging from 5% to 33.3% of net revenue derived from certain SmartDisk product sales. All of the Company's royalty revenues are from FISC.


     Pursuant to operating agreements entered into in 1998, FISC provides operating assistance to the Company consisting of services, facilities and shared equipment. The Company's share of expenses for these services is based on an internal analysis of the relative amount of time devoted to its business by employees of FISC as well as the overhead charges attributable to these employees. The Company recorded operating expenses related to these agreements for the years ended December 31, 1998 and 1999 of approximately $1,500,000 and $300,000, respectively.


     Three of the Company's principal stockholders have the right to require the Company to file a registration statement to enable them to sell their shares.


     During February 1999, the Company loaned $60,000 to one of its officers and the full amount was outstanding as of December 31, 1999. The loan was made pursuant to a Promissory Note, bears interest at 4.71%, and is repayable in four annual installments. In addition, the Company has, in conjunction with the 1998 Employee Stock Option Plan, made loans to several of its employees to allow for the immediate exercise of stock option grants. Each loan was made pursuant to a full

                             SMARTDISK CORPORATION

                               DECEMBER 31, 1999



NOTE 13. RELATED PARTY TRANSACTIONS--(CONTINUED)

recourse Promissory Note, is secured by a pledge of the shares of stock which the employee has acquired, bears interest at approximately 5.5% which is payable quarterly, and is required to be paid in full within five years of the date of issuance. As of December 31, 1999, the principal amount due under these loans was $387,454.


NOTE 14. RESEARCH AND DEVELOPMENT CONTRACT REVENUES


     During 1999, SmartDisk entered into and completed various research and development contracts with a customer. The contracts entitled the Company to invoice and receive funds over the development period, some of which were conditioned upon acceptance of certain deliverables. Through December 31, 1999, SmartDisk invoiced approximately $2.6 million for development work. All of these revenues were recognized as income in the fourth quarter of 1999 upon the customer's final acceptance of the product. Approximately $1.6 million of contract costs were charged to expense over the life of the development periods, which ended in 1999. The Company's accounting for these research and development revenues was based upon final customer acceptance of the product being a condition of earning revenue under the contract.


     SmartDisk also has an ongoing research and development contract, which was entered into during the fourth quarter of 1999. This contract entitles SmartDisk to invoice and receive funds over the development period, which is through March 31, 2000, some of which are conditioned upon the customer's acceptance of certain deliverables. Through December 31, 1999, SmartDisk has not invoiced the customer for the development work under this contract and no revenues were recognized as income. Approximately $500,000 of contract costs related to this development contract has been charged to expense as of December 31, 1999. The Company's accounting has been based upon final customer acceptance being a condition of earning revenue under the contract. Total estimated costs to be incurred under this contract are approximately $1.0 million.


NOTE 15. SUBSEQUENT EVENTS


     On February 23, 2000, the Company signed a letter of intent to acquire substantially all of the intellectual property of a privately held company for approximately $800,000 and the issuance of approximately 37,000 shares of SmartDisk common stock. This company, which is based in California, is a supplier of software for high-performance storage solutions. The transaction will be accounted for under the purchase method of accounting and is expected to close in the first half of 2000.


     On March 6, 2000, the Company acquired VST Technologies ("VST") for approximately $16.4 million in cash and the issuance of 1.1 million shares of SmartDisk common stock valued at approximately $49 million. In addition, the Company issued approximately 443,000 options, valued at approximately $19.8 million, to acquire shares of SmartDisk Corporation common stock with exercise prices ranging from $0.90 to $4.45, in exchange for outstanding vested options to acquire shares of VST common stock. VST, which is based in Massachusetts, designs, develops, manufactures and markets high performance portable peripherals for the computer industry. The transaction will be accounted for under the purchase method of accounting.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To VST Technologies, Inc.:


     We have audited the accompanying balance sheets of VST Technologies, Inc. (a Delaware corporation) as of December 31, 1999 and 1998 and the related statements of operations, redeemable convertible preferred stock and stockholders' deficit and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VST Technologies, Inc. as of December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.




                                        /s/ Arthur Andersen LLP


Boston, Massachusetts
February 29, 2000 (except for the matter discussed in Note 1, as to which the date is March 6, 2000)

                            VST TECHNOLOGIES, INC.

                                BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1999


                                                                                  1998              1999
ASSETS                                                                      ---------------   ---------------
Current Assets:
 Cash and cash equivalents ..............................................    $    605,986      $    796,834
 Accounts receivable, net of reserves of approximately $2,385,000 in 1999
   and $980,000 in 1998 .................................................       4,426,241        11,178,440
 Inventories ............................................................       2,645,531        10,799,268
 Prepaid expenses .......................................................         112,102           165,566
 Deferred tax asset (Note 4) ............................................              --         1,485,000
                                                                             ------------      ------------
   Total current assets .................................................       7,789,860        24,425,108
                                                                             ------------      ------------
Property and Equipment, at cost: ........................................
 Production equipment ...................................................       1,328,528         2,107,417
 Computer equipment and software ........................................         369,029           618,565
 Furniture and fixtures .................................................         293,155           412,408
 Construction in progress ...............................................           9,900            61,538
                                                                             ------------      ------------
                                                                                2,000,612         3,199,928
 Less--Accumulated depreciation .........................................       1,247,346         1,912,385
                                                                             ------------      ------------
                                                                                  753,266         1,287,543
                                                                             ------------      ------------
                                                                             $  8,543,126      $ 25,712,651
                                                                             ============      ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Line of credit .........................................................    $  1,500,000      $  4,500,000
 Current portion of capital lease obligation ............................               -             7,071
 Accounts payable .......................................................       3,452,386         9,121,474
 Accrued payroll expenses ...............................................         362,419           698,801
 Accrued other expenses .................................................         463,967           918,443
 Income taxes payable (Note 4) ..........................................              --         1,448,150
                                                                             ------------      ------------
   Total current liabilities ............................................       5,778,772        16,693,939
                                                                             ------------      ------------
Capital Lease Obligation, net of current portion ........................              --             5,089
                                                                             ------------      ------------
Commitments (Note 9)
Redeemable Convertible Preferred Stock:
 Series A redeemable convertible preferred stock, $0.01 par value-
   Authorized--248,840 shares Issued and outstanding--214,949 shares,
   recorded at redemption value .........................................       3,721,169         3,995,570
 Series B redeemable convertible preferred stock, $0.01 par value-
   Authorized--243,440 shares Issued and outstanding--135,114 shares,
   recorded at redemption value .........................................       2,812,640         3,034,338
 Series C redeemable convertible preferred stock, $0.01 par value-
   Authorized--560,092 shares Issued and outstanding--553,744 shares,
   recorded at redemption value .........................................       4,495,295         4,943,828
Stockholders' Deficit:
 Common stock, $0.01 par value- Authorized--2,813,708 shares
   Issued and outstanding--101,037 shares ...............................             878             1,010
 Additional paid-in capital .............................................         725,496           744,187
 Accumulated deficit ....................................................      (8,991,124)       (3,705,310)
                                                                             ------------      ------------
   Total stockholders' deficit ..........................................      (8,264,750)       (2,960,113)
                                                                             ------------      ------------
                                                                             $  8,543,126      $ 25,712,651
                                                                             ============      ============

  The accompanying notes are an integral part of these financial statements.

                            VST TECHNOLOGIES, INC.

                           STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999


                                                         1997              1998              1999
                                                   ---------------   ----------------   --------------
Revenues                                             $  7,645,025      $ 24,605,867      $ 61,525,751
Cost of Revenues                                        6,182,709        19,189,060        45,773,589
                                                     ------------      ------------      ------------
   Gross margin                                         1,462,316         5,416,807        15,752,162
                                                     ------------      ------------      ------------
Operating Expenses:
 Selling and marketing                                  2,172,582         2,789,188         3,764,981
 Research and development                               1,172,534         1,098,601         2,608,001
 General and administrative                             1,421,604         2,182,687         2,901,823
                                                     ------------      ------------      ------------
                                                        4,766,720         6,070,476         9,274,805
                                                     ------------      ------------      ------------
   Income (loss) from operations                       (3,304,404)         (653,669)        6,477,357
Interest Income                                               488             1,263             1,228
Interest Expense                                         (305,405)         (473,231)         (261,185)
Other (Expense) Income, net                               (42,737)            8,062            (5,060)
                                                     ------------      ------------      ------------
   Net income (loss)                                   (3,652,058)       (1,117,575)        6,212,340
Accretion of Dividends on Redeemable Convertible
  Preferred Stock                                         279,308           487,951           926,526
                                                     ------------      ------------      ------------
   Net income (loss) attributable to
      common stockholders                            $ (3,931,366)     $ (1,605,526)     $  5,285,814
                                                     ============      ============      ============
Net Income (Loss) per Share:
 Basic                                               $     (44.78)     $     (18.29)     $      57.58
                                                     ============      ============      ============
 Diluted                                             $     (44.78)     $     (18.29)     $      11.57
                                                     ============      ============      ============
Weighted Average Shares Outstanding:
 Basic                                                     87,799            87,799            91,803
                                                     ============      ============      ============
 Diluted                                                   87,799            87,799           456,825
                                                     ============      ============      ============

           The accompanying notes are an integral part of these financial statements.

                            VST TECHNOLOGIES, INC.

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
             FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999



                                  SERIES A REDEEMABLE      SERIES B REDEEMABLE      SERIES C REDEEMABLE
                                ------------------------ ------------------------ -----------------------
                                 NUMBER OF   REDEMPTION   NUMBER OF   REDEMPTION   NUMER OF   REDEMPTION
                                   SHARES       VALUE       SHARES       VALUE      SHARES       VALUE
                                ----------- ------------ ----------- ------------ ---------- ------------
Balance, December 31, 1996        137,734    $2,143,393         --    $       --        --    $       --
 Conversion of convertible
  subordinated debt and
  accrued interest to
  redeemable convertible
  preferred stock .............    76,246     1,068,384    109,264     2,093,466        --            --
 Issuance of Series B
  preferred stock, net of
  issuance costs of $28,745            --            --     25,642       471,274        --            --
 Accretion of dividends on
  redeemable convertible
  preferred stock .............        --       249,047         --        30,261        --            --
 Proceeds from issuance of
  warrants ....................        --            --         --            --        --            --
 Net loss .....................        --            --         --            --        --            --
                                  -------    ----------    -------    ----------        --    ----------
Balance, December 31, 1997 ....   213,980     3,460,824    134,906     2,595,001        --            --
 Conversion of convertible
  subordinated debt and
  accrued interest to
  redeemable convertible
  preferred stock .............        --            --         --            --   292,633     2,620,329
 Issuance of Series C
  preferred stock, net of
  issuance costs of $54,939            --            --         --            --   261,111     1,864,999
 Accretion of dividends and
  original issuance
  discount on redeemable
  convertible preferred
  stock .......................        --       260,345         --       217,639        --         9,967
 Net loss .....................        --            --         --            --        --            --
                                  -------    ----------    -------    ----------   -------    ----------
Balance, December 31, 1998 ....   213,980     3,721,169    134,906     2,812,640   553,744     4,495,295
 Accretion of dividends on
  redeemable convertible
  preferred stock .............        --       260,351         --       217,642        --       448,533
 Exercise of stock options ....        --            --         --            --        --            --
 Exercise of warrants .........       969        14,050        208         4,056        --            --
 Net income ...................        --            --         --            --        --            --
                                  -------    ----------    -------    ----------   -------    ----------
Balance, December 31, 1999 ....   214,949    $3,995,570    135,114    $3,034,338   553,744    $4,943,828
                                  =======    ==========    =======    ==========   =======    ==========



                                     COMMON STOCK                                           TOTAL
                                -----------------------  ADDITIONAL                     STOCKHOLDERS'
                                 NUMBER OF   $0.01 PAR     PAID-IN      ACCUMULATED        EQUITY
                                   SHARES      VALUE       CAPITAL        DEFICIT         (DEFICIT)
                                ----------- ----------- ------------ ---------------- ----------------
Balance, December 31, 1996         87,799      $  878     $580,957     $ (3,399,293)    $ (2,817,458)
 Conversion of convertible
  subordinated debt and
  accrued interest to
  redeemable convertible
  preferred stock .............        --          --           --               --               --
 Issuance of Series B
  preferred stock, net of
  issuance costs of $28,745            --          --           --               --
 Accretion of dividends on
  redeemable convertible
  preferred stock .............        --          --           --         (279,308)        (279,308)
 Proceeds from issuance of
  warrants ....................        --          --      144,539               --          144,539
 Net loss .....................        --          --           --       (3,652,058)      (3,652,058)
                                   ------      ------     --------     ------------     ------------
Balance, December 31, 1997 ....    87,799         878      725,496       (7,330,659)      (6,604,285)
 Conversion of convertible
  subordinated debt and
  accrued interest to
  redeemable convertible
  preferred stock .............        --          --           --               --               --
 Issuance of Series C
  preferred stock, net of
  issuance costs of $54,939            --          --           --          (54,939          (54,939)
 Accretion of dividends and
  original issuance
  discount on redeemable
  convertible preferred
  stock .......................        --          --           --         (487,951         (487,951)
 Net loss .....................        --          --           --       (1,117,575)      (1,117,575)
                                   ------      ------     --------     ------------     ------------
Balance, December 31, 1998 ....    87,799         878      725,496       (8,991,124)      (8,264,750)
 Accretion of dividends on
  redeemable convertible
  preferred stock .............        --          --           --         (926,526)        (926,526)
 Exercise of stock options ....    10,444         104       18,440               --           18,544
 Exercise of warrants .........     2,794          28          251               --              279
 Net income ...................        --          --           --        6,212,340        6,212,340
                                   ------      ------     --------     ------------     ------------
Balance, December 31, 1999 ....   101,037      $1,010     $744,187     $ (3,705,310)    $ (2,960,113)
                                  =======      ======     ========     ============     ============

                  The accompanying notes are an integral part of these
                             financial statements.

                            VST TECHNOLOGIES, INC.

                           STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999


                                                                           1997               1998               1999
                                                                     ----------------   ----------------   ---------------
Cash Flows from Operating Activities:
 Net income (loss) ...............................................     $ (3,652,058)      $ (1,117,575)     $  6,212,340
 Adjustments to reconcile net income (loss) to net cash
   used in operating activities-
  Depreciation ...................................................          458,846            531,583           665,039
  Deferred tax asset .............................................               --                 --        (1,485,000)
  Amortization of original issue discount ........................          144,539                 --                --
  Conversion of accrued interest to redeemable
    preferred stock ..............................................          220,218             63,729                --
  Changes in assets and liabilities-
   Accounts receivable ...........................................         (664,010)        (3,014,739)       (6,752,199)
   Inventories ...................................................         (407,065)          (366,931)       (8,153,737)
   Prepaid expenses ..............................................           18,141             (2,382)          (53,464)
   Accounts payable ..............................................          863,433            840,638         5,669,088
   Accrued expenses ..............................................          376,224            314,771           790,858
   Income taxes payable ..........................................               --                 --         1,448,150
                                                                       ------------       ------------      ------------
    Net cash used in operating activities ........................       (2,641,732)        (2,750,906)       (1,658,925)
                                                                       ------------       ------------      ------------
Cash Flows from Investing Activities:
 Purchases of property and equipment .............................         (631,083)          (604,554)       (1,175,696)
 Decrease in other assets ........................................            1,970              5,828                --
                                                                       ------------       ------------      ------------
    Net cash used in investing activities ........................         (629,113)          (598,726)       (1,175,696)
                                                                       ------------       ------------      ------------
Cash Flows from Financing Activities:
 Net borrowings under line of credit .............................          680,560            544,440         3,000,000
 Proceeds from issuance of convertible subordinated debt .........        1,390,461          1,956,600                --
 Repayments on capital lease obligation ..........................          500,000                 --           (11,460)
 Principal repayments on note payable ............................          (16,544)          (483,456)               --
 Net proceeds from the sale of redeemable convertible
   preferred stock ...............................................          471,274          1,810,060                --
 Proceeds from exercise of stock options .........................               --                 --            18,544
 Proceeds from exercise of warrants ..............................               --                 --            18,385
 Proceeds from issuance of warrants ..............................          144,539                 --                --
                                                                       ------------       ------------      ------------
    Net cash provided by financing activities ....................        3,170,290          3,827,644         3,025,469
                                                                       ------------       ------------      ------------
Net Increase (Decrease) in Cash and Cash Equivalents .............         (100,555)           478,012           190,848
Cash and Cash Equivalents, beginning of year .....................          228,529            127,974           605,986
                                                                       ------------       ------------      ------------
Cash and Cash Equivalents, end of year ...........................     $    127,974       $    605,986      $    796,834
                                                                       ============       ============      ============
Supplemental Disclosure of Noncash Financing Transactions:
 Accretion of dividends on redeemable convertible
   preferred stock ...............................................     $    279,308       $    487,951      $    926,526
                                                                       ============       ============      ============
 Conversion of convertible subordinated debt and accrued
   interest into redeemable convertible preferred stock ..........     $  3,161,850       $  2,620,329      $         --
                                                                       ============       ============      ============
 Equipment acquired under capital lease obligation ...............     $         --       $         --      $     23,620
                                                                       ============       ============      ============
Supplemental Disclosure of Cash Flow Information:
 Cash paid during the year for interest ..........................     $     57,272       $    331,019      $    236,845
                                                                       ============       ============      ============
 Cash paid during the year for taxes .............................     $      2,400       $      2,400      $     36,850
                                                                       ============       ============      ============

  The accompanying notes are an integral part of these financial statements.

                            VST TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1999


(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES


     VST Technologies, Inc. (the Company) was incorporated in Delaware to develop, manufacture, distribute, market, sell and service peripheral computer products for portable and desktop personal computers.


     The Company is subject to the risks associated with emerging, technology-oriented companies. Primary among these risks are competition from substitute products and the need to successfully develop and market its current and future products and, if it becomes necessary, to obtain additional financing to fund operations. Management believes that the Company's current cash position along with the availability under its line of credit and current operating plan will be sufficient to fund operations for the next fiscal year.


     On March 6, 2000, the Company was acquired by SmartDisk Corporation (SmartDisk), a publicly held Company, for approximately $16.4 million in cash, approximately 1.1 million shares of SmartDisk common stock and options to acquire approximately 443,000 shares of SmartDisk common stock.


     The accompanying financial statements reflect the application of the accounting policies described below.


(A) CASH AND CASH EQUIVALENTS


     The Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents. At December 31, 1998 and 1999, the Company's cash equivalents consist entirely of money market funds.


(B) INVENTORIES


     Inventories are stated at the lower of cost (first-in, first-out) or market and consist of the following at December 31, 1998 and 1999:


                                                        1998            1999
                                                   -------------   -------------
   Raw materials ...............................    $1,344,782     $ 5,033,684
   Work-in-process and finished goods ..........     1,300,749       5,765,584
                                                    ----------     -----------
                                                    $2,645,531     $10,799,268
                                                    ==========     ===========

(C) DEPRECIATION


     The Company provides for depreciation by charges to operations using the straight-line method based on the estimated useful lives of the related assets, as follows:



ASSET CLASSIFICATION                             ESTIMATED USEFUL LIFE
---------------------------------------------   ----------------------
   Production equipment .....................         18 months
   Computer equipment and software ..........         3-5 years
   Furniture and fixtures ...................          5 years

     In accordance with Statement of Financial Accounting Standards (SFAS) No. 121, ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, the Company

                            VST TECHNOLOGIES, INC.

                               DECEMBER 31, 1999


(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

reviews its long-lived assets (which consist primarily of property and equipment) for impairment as events and circumstances indicate the carrying amount of an asset may not be recoverable. The Company evaluates the realizability of its long-lived assets based on profitability and cash flow expectations for the related asset. Management believes that, as of each of the balance sheet dates presented, none of the Company's long-lived assets were impaired.


(D) REVENUE RECOGNITION


     The Company recognizes revenue upon product shipment, at which time ownership of the product is transferred. In addition, the Company also reserves for anticipated product returns and customer allowances at that time.


(E) RESEARCH AND DEVELOPMENT


     Research and development costs are charged to operations as incurred.


(F) USE OF ESTIMATES


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


(G) FINANCIAL INSTRUMENTS


     The estimated fair market value of the Company's financial instruments, which include cash and cash equivalents, accounts receivable and accounts payable, approximates the carrying values of those instruments.


(H) CONCENTRATIONS OF CREDIT RISK


     SFAS No. 105, DISCLOSURE ABOUT FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK, requires disclosure of any significant off-balance-sheet and credit risk concentrations. Financial instruments that subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents balances with well capitalized financial institutions. To control accounts receivable credit risk, the Company performs credit evaluations of its customers and maintains allowances for potential credit losses. The Company has not experienced any significant loss on any particular customer during 1998 or 1999.


(I) COMPREHENSIVE INCOME (LOSS)


     Comprehensive income (loss) includes net income (loss), as well as other changes in stockholders' equity (deficit) except stockholder investments and distributions. The Company's comprehensive income (loss) is equal to net income
(loss) for all periods presented.

                            VST TECHNOLOGIES, INC.

                               DECEMBER 31, 1999


(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

(J) STOCK-BASED COMPENSATION


     The Company records stock-based compensation issued to employees using the intrinsic value method, and stock-based compensation issued to nonemployees using the fair value method. Stock-based compensation is recognized on options issued to employees if the option exercise price is less than the market price of the underlying stock on the date of grant.


(K) NET INCOME (LOSS) PER SHARE


     The Company computes net income (loss) per share in accordance with the provisions of SFAS No. 128, EARNINGS PER SHARE. Under the provisions of SFAS No. 128, net income (loss) per share is measured at two levels: basic net income (loss) per share and diluted net income (loss) per share. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per is computed by dividing net income (loss) by the weighted average number of dilutive common shares, options and warrants outstanding during the period. Diluted weighted average shares reflects the dilutive effect, if any, of common stock options and warrants based on the treasury stock method. No common stock equivalents are considered dilutive in periods in which a loss is reported because all such common equivalent shares are antidilutive. The number of common stock equivalents that were excluded from the calculation, as their effect would have been antidilutive, was 175,300, 208,764 and 86,446 in 1997, 1998 and 1999, respectively.


     The calculations of basic and diluted weighted average shares outstanding are as follows:


                                                              1997       1998        1999
                                                            --------   --------   ---------
   Basic weighted average shares outstanding ............    87,799     87,799      91,803
   Dilutive options and warrants ........................        --         --     365,022
                                                             ------     ------     -------
   Diluted weighted average shares outstanding ..........    87,799     87,799     456,825
                                                             ======     ======     =======

(L) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT


     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133, as amended by SFAS No. 137, will be effective for the Company's financial reporting beginning in the first quarter of 2001. SFAS No. 133 will require the Company to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for gains and losses from changes in the fair value of a particular derivative will depend on the intended use of the derivative. The Company does not expect the adoption of SFAS No. 133 to have a material impact on the results of its operations or financial position.


     In December 1999, the SEC issued Staff Accounting Bulletin No. 101 "Revenue Recognition." This bulletin, as amended, established guidelines for revenue recognition and is effective for periods beginning after March 15, 2000. The Company does not expect that the adoption of the guidelines required by SAB 101 will have a material impact on the financial statements.

                            VST TECHNOLOGIES, INC.

                               DECEMBER 31, 1999

(2) LINE OF CREDIT


     During 1999, the Company entered into a new line of credit agreement (the line) with a bank under which the Company may borrow up to $5,000,000 based upon a borrowing base of 80% of eligible accounts receivable, as defined. The line expires on June 30, 2000. Borrowings under the line are collateralized by substantially all of the Company's assets and bear interest at the bank's prime rate (8.50% at December 31, 1999) plus an incremental rate based on financial performance. This incremental rate was 0.50% at December 31, 1999. The agreement requires compliance with several financial covenants, with which the Company was in compliance at December 31, 1999. As of December 31, 1999, there was $4,500,000 outstanding under the line.


     During 1999, the Company issued a warrant to a bank for the purchase of 6,348 shares of Series C redeemable convertible preferred stock (the Series C preferred stock) (see Note 5(a)) at an exercise price of $8.10 per share. No value has been ascribed to these warrants, as they have an immaterial effect on the financial statements.


(3) CONVERTIBLE SUBORDINATED DEBT


     The Company issued convertible demand notes payable (the 1997 notes) in the amount of $1,535,000 during 1997. At December 31, 1997, $600,000 of these notes were outstanding. In 1998, the Company issued an additional $2,556,600 of such notes (the 1998 notes). In conjunction with the issuance of the 1998 notes, the outstanding 1997 notes were canceled and reissued as part of the 1998 notes. The 1998 notes were unsecured and bore interest at 12% per annum. In connection with the issuance of the 1997 notes, the Company issued an aggregate of 15,745 warrants, to which the Company allocated $144,539 of the gross proceeds. The resulting original issuance discount was fully amortized in 1997.


     In conjunction with the sale of the Series C preferred stock (see Note 5(a)), all principal plus accrued interest on the 1998 notes was converted into 292,633 shares of Series C preferred stock and the Company issued warrants to purchase common stock at an exercise price of $0.10 (see Note 6(b)).


(4) INCOME TAXES


     The Company provides for income taxes under the liability method in accordance with SFAS No. 109, ACCOUNTING FOR INCOME TAXES. Under the provisions of SFAS No. 109, the Company recognizes a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future effects of temporary differences between the carrying value of assets and liabilities for financial reporting and tax reporting purposes to the extent that they are realizable.

                            VST TECHNOLOGIES, INC.

                               DECEMBER 31, 1999


(4) INCOME TAXES--(CONTINUED)

     The Components of the deferred tax assets are as follows:


                                                         1998             1999
                                                   ---------------   --------------
   Net operating loss carryforwards ............    $  1,792,000       $       --
   Allowance for bad debts .....................         121,000          193,000
   Accrued liabilities .........................         361,000        1,041,000
   Reserve for inventory obsolescence ..........         413,000          383,000
   Reserve for stock rotation rights ...........              --         (332,000)
   Depreciation ................................         144,000          200,000
                                                    ------------       ----------
     Total net deferred tax assets .............       2,831,000        1,485,000
   Valuation allowance .........................      (2,831,000)              --
                                                    ------------       ----------
                                                    $         --       $1,485,000
                                                    ============       ==========

     During 1999, the Company recorded a deferred tax asset of $1,485,000 in the accompanying balance sheet, as it was determined that it was more likely than not that the Company would be able to realize this asset.


     At December 31, 1998, the Company recorded a full valuation allowance against its deferred tax asset due to the uncertainty surrounding the timing of the realization of these tax benefits. Realization of these tax benefits were dependent on generating sufficient taxable income.


     The reconciliation between the statutory federal income tax rate and the Company's effective tax rate is as follows:



                                                        1997      1998      1999
                                                      -------   -------   --------
   Federal statutory rate .........................   (34)%     (34)%       34%
   State tax, net of federal tax benefit ..........   (6)       (6)          6
   Change in valuation allowance ..................   40        40        (40)
                                                      ---       ---       ----
                                                      0 %       0 %       0 %
                                                      ====      ====      ======

(5) REDEEMABLE CONVERTIBLE PREFERRED STOCK


     During 1995, the Company issued 137,734 shares of Series A redeemable convertible preferred stock (Series A preferred stock), $0.01 par value, at an issuance price of $14.50 per share for net proceeds of approximately $1,900,000. In 1997, the Company issued 76,246 and 109,264 shares of Series A preferred stock and Series B redeemable preferred stock (Series B preferred stock), respectively, pursuant to the conversion of $3,161,850 of convertible subordinated debt and accrued interest. On May 6, 1997, the Company sold 25,642 shares of Series B preferred stock for net proceeds of $471,000. On December 23, 1998, the Company issued 553,744 shares of Series C preferred stock for net cash proceeds of $1,810,000 and the conversion of $2,620,329 of convertible subordinated debt and accrued interest. The rights and privileges of the Series A, Series B and Series C preferred stock are as follows:

                            VST TECHNOLOGIES, INC.

                               DECEMBER 31, 1999



(5) REDEEMABLE CONVERTIBLE PREFERRED STOCK--(CONTINUED)

LIQUIDATION


     In the event of liquidation, the Series A, Series B and Series C preferred stockholders are entitled to $14.50, $19.50 and $8.10 per share plus accrued and unpaid dividends (compounded at 8%, 8% and 10% of the original purchase price), respectively, prior to any distribution to common stockholders. The liquidation rights of the Series C preferred stockholders are senior to those of both the Series A and Series B preferred stockholders.


VOTING


     The preferred stockholders are entitled to voting rights equivalent to the number of shares of common stock into which each preferred share can be converted.


CONVERSION


     Each class of preferred stock is convertible into common stock at a rate of one share of common stock for each share of preferred stock, adjustable for certain dilutive events. Each share of preferred stock will be automatically converted into shares of common stock upon the closing of a public offering of the Company's common stock, at a price per share of not less than $24.30 per share (as adjusted for any stock dividend or stock distribution) and aggregate gross proceeds of not less than $15,000,000.


RIGHT OF FIRST REFUSAL


     The preferred stockholders have certain rights of first refusal that allow them to participate ratably in any future issuance of stock to maintain their original ownership percentage. This right terminates upon a public offering, as defined.


DIVIDENDS


     Cumulative dividends on preferred stock are paid out of available earnings, as defined, if and when declared by the Board of Directors, at a rate of 8%, 8% and 10% for Series A, Series B and Series C preferred stock, respectively.


REDEMPTION


     The Company may be required, upon an affirmative vote of the holders of at least 50% of the then outstanding preferred shares, to redeem all of the preferred stock in three equal installments, with the first installment on or after December 1, 2003, and the second and third installments on the first and second anniversary of such date, respectively. The redemption price of the Series A, Series B and Series C preferred stock is $14.50, 19.50 and $8.10 per share, respectively, plus an amount equal to an annual compounded rate of 8%, 8% and 10% of the original purchase price, respectively.

                            VST TECHNOLOGIES, INC.

                               DECEMBER 31, 1999

(6) STOCKHOLDERS' DEFICIT


(A) COMMON STOCK


     The Company has authorized 2,813,708 shares of $0.01 par value common stock. The Company has reserved 1,827,537 shares of common stock for the conversion of the preferred stock and the issuance upon exercise of common stock warrants and stock options.


(B) WARRANTS


     The following table summarizes preferred stock warrant activity for the three-year period ended December 31, 1999:




                                               NUMBER OF     EXERCISE PRICE         WEIGHTED
                                                 SHARES       PER SHARE(#)      AVERAGE PRICE(#)
                                              -----------   ----------------   -----------------
   Outstanding, December 31, 1996 .........      31,712       $14.50-19.50           $16.12
    Issued ................................      23,437              19.50            19.50
                                                 ------       ------------           ------
   Outstanding, December 31, 1997 .........      55,149        14.50-19.50            17.55
                                                 ------       ------------           ------
   Outstanding, December 31, 1998 .........      55,149        14.50-19.50            17.55
    Issued ................................       6,348               8.10             8.10
    Exercised .............................      (1,177)       14.50-19.50            15.38
                                                 ------       ------------           ------
   Outstanding, December 31, 1999 .........      60,320       $ 8.10-19.50           $16.75
                                                 ======       ============           ======
   Exercisable, December 31, 1999 .........      60,320       $ 8.10-19.50           $16.75
                                                 ======       ============           ======


     The warrants may be exercised at any time after issuance and expire at various dates through 2007. The warrants are subject to certain antidilution provisions that allow the holders of these warrants to participate in property and security dividends issued by the Company to common stockholders and to participate in any common stock dividends or splits.


     In addition to the preferred stock warrants granted above, in 1997, the Company granted warrants for the purchase of 1,026 shares of common stock at an exercise price of $19.50 per share and in 1998, the Company granted warrants to purchase 138,436 shares of common stock, an exercise price of $0.10 per share, in connection with the conversion of the convertible subordinated debt described in Note 3 and the issuance of the Series C preferred stock (Note 5). The warrants may be exercised at anytime after issuance and expire at various dates through 2008. No value has been ascribed to these warrants, as they have an immaterial effect on the financial statements.


(C) STOCK OPTION PLAN


     Under the 1995 Stock Option Plan as amended (the Plan), the Company may grant options to purchase up to 536,994 shares of common stock to be granted to Company directors, officers, employees and consultants. Incentive stock options may be granted under the Plan at a price not less than 100% of the fair market value on the date of grant and expire at a maximum of 10 years from the date of grant. Nonqualified stock options expire on dates determined in each optionee's agreement, but they may be subject to earlier termination, as provided in the Plan. The Plan terminates on July 5, 2005.

                            VST TECHNOLOGIES, INC.

                               DECEMBER 31, 1999


(6) STOCKHOLDERS' DEFICIT--(CONTINUED)

     Information with respect to all stock option activity is as follows:



                                               NUMBER OF     OPTION PRICE     WEIGHTED AVERAGE
                                                 SHARES        PER SHARE       OPTIONS PRICE
                                              -----------   --------------   -----------------
   Outstanding, December 31, 1996 .........      81,244       $1.45-1.60           $1.46
    Granted ...............................      41,381        1.60-1.95            1.93
    Expired ...............................      (3,500)       1.45-1.95            1.58
                                                 ------       ----------           -----
   Outstanding, December 31, 1997 .........     119,125       $1.45-1.95           $1.62
    Granted ...............................      49,500             1.95            1.95
    Canceled ..............................     (15,010)            1.95            1.95
                                                -------       ----------           -----
   Outstanding, December 31, 1998 .........     153,615        1.45-1.95            1.69
    Granted ...............................     358,464         .81-4.00             .96
    Canceled ..............................      (8,100)       1.45-2.43            2.34
    Exercised .............................     (10,444)       1.45-1.95            1.78
                                                -------       ----------           -----
   Outstanding, December 31, 1999 .........     493,535       $ .81-4.00           $1.15
                                                =======       ==========           =====
   Exercisable, December 31, 1999 .........     396,606       $ .81-1.95           $1.10
                                                =======       ==========           =====
   Exercisable, December 31, 1998 .........     115,502       $1.45-1.95           $1.64
                                                =======       ==========           =====
   Exercisable, December 31, 1997 .........      67,652       $1.45-1.95           $1.45
                                                =======       ==========           =====

     The range of exercise prices for common stock options outstanding and options exercisable at December 31, 1999 is as follows:



                                     WEIGHTED
                                     AVERAGE        WEIGHTED                      WEIGHTED
    RANGE OF                        REMAINING        AVERAGE                      AVERAGE
    EXERCISE         OPTIONS       CONTRACTUAL      EXERCISE        OPTIONS       EXERCISE
     PRICES        OUTSTANDING         LIFE           PRICE       EXERCISABLE      PRICE
---------------   -------------   -------------   ------------   -------------   ---------
       $0.81         326,264             5.89      $    0.81        259,443        $0.81
        1.45          72,100             4.10           1.45         79,016         1.45
        1.60           3,500             6.75           1.60          2,625         1.60
        1.95          66,571             8.30           1.95         55,522         1.95
        2.43          23,950             9.42           2.43              -         2.43
        4.00           1,150             9.63           4.00              -         4.00
------------         -------             ----      ---------        -------        -----
   $.81-4.00         493,535             6.14      $.81-4.00        396,606        $1.10
============         =======             ====      =========        =======        =====


     The Financial Accounting Standards Board issued SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which requires the measurement of the fair value of stock-based compensation to be included in the statement of operations or disclosed in the notes to the financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under Accounting Principles Board Opinion No. 25 and elect the disclosure-only alternative under

                            VST TECHNOLOGIES, INC.

                               DECEMBER 31, 1999


(6) STOCKHOLDERS' DEFICIT--(CONTINUED)

SFAS No. 123 for stock-based compensation awarded in 1998 and 1999 using the Black-Scholes option pricing model prescribed by SFAS No. 123. The underlying assumptions used are as follows:



                                                      DECEMBER 31,
                                         --------------------------------------
                                            1997        1998          1999
                                         ---------   ---------   --------------
   Risk-free interest rate ...........      6.22%       4.65%       5.10-6.15%
   Expected dividend yield ...........        --          --               --
   Expected lives (in years) .........         7           7                7
   Expected volatility ...............        65%         65%              65%

     During the years ended December 31, 1997, 1998 and 1999, the weighted average value of option grants was $0.33, $1.25 and $0.30 per share, respectively. The weighted average remaining contractual life of options outstanding at December 31, 1997, 1998 and 1999 was 7.40, 7.21 and 6.14 years, respectively.


     The pro forma effect of SFAS No. 123 for the years ended December 31, 1997, 1998 and 1999 is as follows:


                                                  1997               1998              1999
                                            ----------------   ----------------   -------------
   Net income (loss) ....................     $ (3,652,058)      $ (1,117,575)     $6,212,340
   Pro forma net income (loss) ..........     $ (3,654,389)      $ (1,196,147)     $6,033,058
   Pro forma net income (loss) per share-
    Basic ...............................     $     (41.62)      $     (13.62)     $    65.72
    Diluted .............................     $     (41.62)      $     (13.62)     $    13.21

(7) SIGNIFICANT CUSTOMERS


     Three customers accounted for approximately 50%, 53% and 57% during 1997, 1998 and 1999, respectively, of the Company's revenue. As of December 31, 1998 and 1999, one and two customers, respectively, represented approximately 51% and 56%, respectively, of the Company's accounts receivable balance.


(8) SIGNIFICANT VENDORS


     During 1998 and 1999, the Company relied on another company to supply a key component for the manufacture of some of the Company's peripheral products. During 1997, there were no significant vendors.


(9) COMMITMENTS


     The Company conducts its operations in leased facilities under an operating lease agreement. The lease expires in April 2001 and future minimum lease payments under this agreement are $435,505 for 2000. The Company recorded approximately $162,010, $210,271 and $222,415 of rent expense in 1997, 1998 and 1999, respectively.

                            VST TECHNOLOGIES, INC.

                               DECEMBER 31, 1999

(10) SEGMENT AND GEOGRAPHIC INFORMATION


     The Company had adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 requires certain financial and supplementary information to be disclosed on an annual and interim basis for each reportable segment of an enterprise. The Company has determined that it only operates in one segment. Gross revenues by significant geographic region are as follows:


                                           1997                       1998                        1999
                                 ------------------------   -------------------------   -------------------------
   North America .............    $6,763,436         78%     $23,517,040         91%     $58,354,476         92%
   Europe ....................       326,780          4        2,097,522          8        3,664,183          6
   Asia/Pacific Rim ..........     1,552,278         18          238,016          1        1,472,147          2
                                  ----------         --      -----------         --      -----------         --
                                  $8,642,494        100%     $25,852,578        100%     $63,490,806        100%
                                  ==========        ===      ===========        ===      ===========        ===

(11) VALUATION AND QUALIFYING ACCOUNTS



                                       BALANCE,
                                     BEGINNING OF     CHARGED TO                     BALANCE,
ALLOWANCE FOR DOUBTFUL ACCOUNTS          YEAR           EXPENSE      WRITE-OFFS     END OF YEAR
---------------------------------   --------------   ------------   ------------   ------------
   December 31, 1999 ............      $299,968        $180,000      $      --       $479,968
   December 31, 1998 ............        75,000         267,277        (42,309)       299,968
   December 31, 1997 ............        54,315          64,927        (44,242)        75,000


                                    BALANCE,
                                  BEGINNING OF     CHARGED TO                       BALANCE,
RESERVE FOR PRICE PROTECTION          YEAR           EXPENSE       WRITE-OFFS      END OF YEAR
------------------------------   --------------   ------------   --------------   ------------
   December 31, 1999 .........      $280,000      $ 520,000        $ (394,869)      $405,131
   December 31, 1998 .........        35,000      1,086,317          (841,317)       280,000
   December 31, 1997 .........            --         35,000                --         35,000


                                    BALANCE,
                                  BEGINNING OF     CHARGED TO                     BALANCE,
RESERVE FOR STOCK ROTATION            YEAR           EXPENSE      WRITE-OFFS     END OF YEAR
------------------------------   --------------   ------------   ------------   ------------
   December 31, 1999 .........      $400,000      $1,100,000      $       --    $1,500,000
   December 31, 1998 .........       310,000         647,641        (557,641)      400,000
   December 31, 1997 .........       116,414         341,540        (147,954)      310,000

(12) SUBSEQUENT EVENTS


     On February 23, 2000, the Company signed an agreement to acquire substantially all of the intellectual property of a privately held company and supplier of software for high-performance storage solutions, for approximately $400,000 in cash and 41,100 shares of the Company's common stock.

                             OUR PRIMARY PRODUCTS





 FlashPath/trademark/ for     FlashPath/trademark/ for Sony     FlashPath/trademark/ for     Smarty/trademark/ Smart
         SmartMedia                    Memory Stick                  MultiMediaCard                Card Reader




              USB Tri-MediaReader             FireWire Hard Drives     FireWire RAID Array
  for SmartMedia/trademark/, CompactFlash,
      IBM MicroDrive and floppy disks




 FlashTrax/trademark/ Digital Audio Player     USB Hard Drives         Removable Media Solutions
                                                                   FireWire Zip and USB Floppy Drive



[pictures of each of the above-listed products]



                      OUR PRIMARY CUSTOMERS AND PARTNERS


[Apple logo]  [FujiFilm logo]                                          Hitachi
[IBM logo]  [Ingram Micro logo]  JVC                                   Olympus
[SanDisk logo]  Sharp                                                     Sony
[Tech Data logo]                                                       Toshiba


                               [GRAPHIC OMITTED]


                  Simplifying The Digital Lifestyle/trademark/

================================================================================

                               3,900,000 SHARES




                               [GRAPHIC OMITTED]


                                 COMMON STOCK


                                   -----------
                                   PROSPECTUS
                                   -----------

                              MERRILL LYNCH & CO.


                                   CHASE H&Q

                          U.S. BANCORP PIPER JAFFRAY






                                        , 2000


================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by SmartDisk and the selling Stockholders in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.





Securities and Exchange Commission registration fee .........    $ 35,263
NASD filing fee .............................................      13,857
Nasdaq National Market listing fee ..........................      17,500
Printing expenses ...........................................     125,000
Accounting fees and expenses ................................     100,000
Legal fees and expenses .....................................     150,000
Blue Sky fees and expenses ..................................      10,000
Transfer Agent's fees and expenses ..........................       5,000
Miscellaneous ...............................................      43,380
                                                                 --------
 TOTAL ......................................................    $500,000
                                                                 ========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Our bylaws provides for mandatory indemnification of our directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to us and our stockholders. This provision in the certificate of incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to us for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. In addition, we have entered into Indemnification Agreements with our officers and directors, the form of which is attached as Exhibit 10.22 hereto and incorporated herein by reference. The Indemnification Agreements provide our officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. Reference is made to Section 6(b) of the Purchase Agreement contained in Exhibit 1.1 hereto, indemnifying our officers and directors against certain liabilities.


ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


     On January 13, 1999, we sold 250,000 shares of common stock to Hitachi Software Engineering Co., Ltd. for $1,100,000.


     On April 1, 1999, we sold 50,000 shares of common stock to Toshiba Corporation in exchange for a fully-paid license.

     On May 26, 1999, we sold 515,500 shares of common stock to the stockholders of SmartDiskette Limited, an English corporation, in exchange for all of the outstanding shares of capital stock of SmartDiskette Limited.


     On June 30, 1999, we issued 37,500 shares of common stock to SanDisk Corporation as partial consideration for the grant of a license to certain intellectual property.


     On July 1, 1999, we sold 312,500 shares of common stock to SCM Microsystems, Inc. for $2,500,000. On that date, we also sold an aggregate of 87,500 shares of common stock to five investors, including two of our directors, Messrs. Tomlinson and Bidzos, and First TZMM Investment Partnership for $700,000, or $8.00 per share. First TZMM Investment Partnership is an entity affiliated with Tomlinson Zisko Morosoli & Maser LLP. Mr. Tomlinson is a partner of Tomlinson Zisko Morosoli & Maser LLP.



     Between January 1, 1998 and April 30, 2000, we issued an aggregate of 846,469 shares of common stock to some of our employees, directors or consultants. Such shares were issued upon exercise of stock options with exercise prices ranging from $0.72 to $35.00 per share.


     On March 6, 2000, we sold approximately 1,073,000 shares of common stock to the stockholders of VST Technologies, Inc. as partial consideration for the exchange of all of the outstanding capital stock of VST.


     On April 21, 2000, we sold approximately 37,000 shares of common stock to the stockholders of El Gato Software LLC as partial consideration for the acquisition of substantially all of the intellectual property of El Gato.


     On April 28, 2000, we sold approximately 125,000 shares of common stock to the stockholders of Impleo Limited as partial consideration for the acquisition of all of the capital stock of Impleo.



     The sale of the above securities was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or transactions pursuant to compensation benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


A. EXHIBITS




 EXHIBIT                                      DESCRIPTION
---------   -------------------------------------------------------------------------------
  1.1       Form of Purchase Agreement*
  2.1       Agreement and Plan of Merger among SmartDisk, VST Acquisition Corp., Inc., VST
            Technologies, Inc. and certain stockholders of VST Technologies, Inc. (2.0)(2)
  3.1       Certificate of Incorporation (3.1)(1)
  3.2       Bylaws (3.2)(1)
  5.1       Opinion of Greenberg Traurig, P.A.*
 10.1       1998 Employee Stock Option Plan (10.1)(1)
 10.2       1998 Directors and Consultants Stock Option Plan (10.2)(1)
 10.3       1999 Incentive Compensation Plan*

 EXHIBIT                                             DESCRIPTION
---------   --------------------------------------------------------------------------------------------
10.4        1999 Employee Stock Purchase Plan (10.4)(1)
10.5        Employment Agreement with Michael S. Battaglia (10.5)(4)
10.6        Employment Agreement with Robert Protheroe (10.6)(1)
10.7        Employment Agreement with Quresh Sachee (10.7)(4)
10.8        Employment Agreement with Vincent Fedele*
10.9        Employment Agreement with James M. Giarrusso*
10.10       License Agreement dated May 26, 1998 between Toshiba Corporation and SmartDisk, as amended (10.8)(1)
10.11       Operating Agreement dated May 28, 1998 between Fischer International System Corporation and SmartDisk, as amended (10.9)(1)
10.12       License and Distribution Agreement dated May 28, 1998 between SmartDisk and Fischer
            International Systems Corporation (10.10)(1)
10.13       Distribution Agreement dated May 28, 1998 between Fischer International Systems
            Corporation and SmartDisk (10.11)(1)
10.14       Investors' Rights Agreement dated May 22, 1998 among SmartDisk and each of the investors a party thereto (10.12)(1)
10.15       Amendment Number One to Investors' Rights Agreement dated July 1999 among SmartDisk and each of the investors a party thereto (10.13)(3)
10.16       Management Registration Rights Agreement dated March 6, 2000 among SmartDisk and certain former stockholders of VST Technologies, Inc.*
10.17       Non-Management Registration Rights Agreement dated March 6, 2000 among SmartDisk and certain former stockholders of VST Technologies, Inc.*
10.18       Lease Agreement dated October 4, 1993 between Arnold Industrial Park and SmartDisk, by assignment (10.13)(1)
10.19       Development and License Agreement dated June 30, 1999 between SmartDisk and Sony
            Corporation (10.14)(1)/dagger/
10.20       Development and License Agreement dated December 1, 1999 between SmartDisk and Sony
            Corporation (10.16)(3)
10.21       Cooperative Development Agreement dated June 30, 1999 between SmartDisk and SanDisk
            Corporation (10.15)(1)/dagger/
10.22       Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (10.16) (1)
10.23       Joint Venture Agreement dated as of February 24, 1998 by and among Phoenix House
            Investments, L.L.C., Toshiba Corporation and SmartDisk Corporation (10.17)(1)
10.24       Amendment No. 2 to License Agreement dated April 1, 1999 between Toshiba Corporation and SmartDisk (10.20)(4)
10.25       Agreement for the exchange of the whole of the issued share capital of Impleo Limited dated
            April 28, 2000 among SmartDisk and the stockholders of Impleo Limited
21.1        Subsidiaries of SmartDisk
23.1        Consent of Greenberg Traurig, P.A. (included in Exhibit 5.1)
23.2        Consent of Ernst & Young LLP
23.3        Consent of Arthur Andersen LLP
24.1        Power of Attorney (set forth on the signature page of this Registration Statement)
27.1        Financial Data Schedules (SEC use only)

----------------

(1) Incorporated by reference to the exhibit in the preceding parentheses as filed with SmartDisk's Registration Statement on Form S-1 (Registration No. 333-82793).

(2) Incorporated by reference to the exhibit in the preceding parentheses as filed with SmartDisk's Report on Form 8-K (Event of March 6, 1999).

(3) Incorporated by reference to the exhibit in the preceding parentheses as filed with SmartDisk's Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-27257).

(4) Incorporated by reference to the exhibit in the preceding parentheses as filed with Amendment No. 1 to SmartDisk's Annual Report on Form 10-K/A for the year ended December 31, 1999 (File No. 000-27257).

 *  Previously filed.

 /dagger/ Certain information in these exhibits has been omitted pursuant to a request for confidential treatment filed with the SEC.




ITEM 17. UNDERTAKINGS


     We hereby undertake to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.


     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of ours pursuant to the Delaware General Corporation Law, our Certificate of Incorporation or our Bylaws, the Underwriting Agreement, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


   We hereby undertake that:


     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.



     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, SmartDisk has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Naples, State of Florida, on this 9th day of May, 2000.



                                        SMARTDISK CORPORATION


                                        By: /s/ Michael S. Battaglia
                                           -----------------------------
                                           Michael S. Battaglia

                                           President and Chief Executive
Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.




               SIGNATURE                                      TITLE                           DATE
--------------------------------------   ----------------------------------------------   ------------
  Addison M. Fischer*                    Chairman and Director                            May 9, 2000
--------------------------------------
Addison M. Fischer

/s/ Michael S. Battaglia                 President, Chief Executive Officer and           May 9, 2000
--------------------------------------   Director (Principal Executive Officer)
Michael S. Battaglia

  Michael R. Mattingly*                  Chief Financial Officer (Principal Financial     May 9, 2000
--------------------------------------   and Accounting Officer)
Michael R. Mattingly

  D. James Bidzos*                       Director                                         May 9, 2000
--------------------------------------
D. James Bidzos

  Anthony A. Ibarguen*                   Director                                         May 9, 2000
--------------------------------------
Anthony A. Ibarguen

  Shigeki Morita*                        Director                                         May 9, 2000
--------------------------------------
Shigeki Morita

  Timothy Tomlinson*                     Director                                         May 9, 2000
--------------------------------------
Timothy Tomlinson


--------------------------------------   Director
Joseph M. Tucci

  Hatim Tyabji*                          Director                                         May 9, 2000
--------------------------------------
Hatim Tyabji

* By: /s/ Michael S. Battaglia
     ---------------------------------
        Michael S. Battaglia
        ATTORNEY-IN-FACT

                                 EXHIBIT INDEX




 EXHIBIT
NO.                                                 DESCRIPTION
--------   --------------------------------------------------------------------------------------------
10.25      Agreement for the exchange of the whole of the issued share capital of Impleo Limited dated
           April 28, 2000 among SmartDisk and the stockholders of Impleo Limited
21.1       Subsidiaries of SmartDisk
23.2       Consent of Ernst & Young LLP
23.3       Consent of Arthur Andersen LLP